UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2 to
FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

Neenah Enterprises, Inc.
(formerly ACP Holding Company)
(Exact name of Registrant as specified in its charter)

Delaware	25-1618281
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)
2121 Brooks Avenue, P.O. Box 729, Neenah, WI 54957
(Address of principal executive offices, including zip code)
(920) 725-7000
(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act: None
Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, par value $0.01 per share

-i-

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     Our disclosure and analysis in this registration statement include some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. All statements other than statements of current or historical fact contained in this registration statement, including statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will” and similar expressions, as they relate to us, are intended to identify forward-looking statements. In particular, these include, among other things, statements relating to:
•	our significant indebtedness;

•	our future cash flow and earnings;

•	our ability to meet our debt obligations;

•	the effects of general industry and economic conditions;

•	our ability to retain our significant customers and rely on our significant suppliers;

•	our ability to compete with competitors in our industry;

•	the outcome of any litigation and labor disturbances in which we may be involved; and

•	our ability to attract and retain qualified personnel.
     We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. They can be affected by inaccurate assumptions we might make or by known or unknown risks, uncertainties and assumptions, including the risks, uncertainties and assumptions described in Item 1A, “Risk Factors,” and in Item 2, “Financial Information,” under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In light of these risks, uncertainties and assumptions, the forward-looking statements in this registration statement may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. In particular, the factors that could cause our results to differ materially from current expectations include, among others, material disruptions to the major industries we serve; continued price fluctuations in the scrap metal market; increases in price or interruptions in the availability of metallurgical coke; regulatory restrictions or requirements; developments affecting the valuation or prospects of the casting and forging industries generally or our business in particular; and the outcome of legal proceedings in which we are involved. When you consider these forward-looking statements, you should keep in mind these risk factors and other cautionary statements in this registration statement.
     Our forward-looking statements speak only as of the date of this filing.

INTRODUCTION
     On August 3, 2007, we recapitalized our company, and took steps intended to facilitate the development of a market in our common stock, but there can be no assurance that we will be successful in developing such a market. Specifically, we are registering our common stock under Section 12(g) of the Securities Exchange Act of 1934, by filing this Form 10 registration statement with the Securities and Exchange Commission, and we amended our certificate of incorporation and bylaws in several respects. We also intend to have our shares of common stock traded on the OTC Bulletin Board. The amendments to our certificate of incorporation include:

•	a change of our name from ACP Holding Company to Neenah Enterprises, Inc.;

•	a reverse stock split in which each five of our outstanding shares of our common stock have been converted into one share of new common stock, with corresponding adjustments to our outstanding warrants to purchase shares of common stock;

•	a change of our authorized capital stock to 36 million shares, consisting of 35 million shares of common stock and one million shares of preferred stock, with the preferred stock having such rights and being issuable in one or more classes or series as determined by the board of directors;

•	a provision that our board of directors will consist of no less than three nor more than nine directors (prior to the recapitalization the bylaws provided for a board of between two and seven directors) as fixed from time to time by a resolution approved by the vote of a majority of the directors then in office at a meeting at which a quorum is present, plus any directors that may be elected pursuant to the terms of any preferred stock that may be issued and outstanding from time to time; and

•	a prohibition of stockholder action by written consent in lieu of a meeting and a requirement that special meetings of stockholders can be called only by the board of directors or the chairman of the board or upon the written request of stockholders owning not less than 50% of the outstanding shares of common stock.
In addition, the bylaw amendments include a requirement that the corporation receive advance notice and other specified information regarding any nominees for director and any other business to be brought before a stockholders’ meeting by any stockholder.
     For additional information about the revisions to our certificate of incorporation and bylaws, see Item 11, “Description of Registrant’s Securities to be Registered.” Some of the share amounts in this registration statement describing post-split shares after our 1-for-5 reverse stock split are approximate in that they may include fractional share interests resulting from the split that will be paid in cash in lieu of issuing fractional shares.

ITEM 1. BUSINESS
     As used in this registration statement, except as the context otherwise requires, the terms “NEI,” “ACP,” “Company,” “we,” “our,” “ours,” and “us” refers to Neenah Enterprises, Inc. (formerly ACP Holding Company) and its direct and indirect subsidiaries, collectively and individually, as appropriate from the context. Except as the context otherwise requires, “Neenah” refers to our indirect subsidiary, Neenah Foundry Company, and its wholly-owned subsidiaries, Deeter Foundry, Inc. (“Deeter”), Mercer Forge Corporation (“Mercer”), Dalton Corporation (“Dalton”), Advanced Cast Products, Inc. (“Advanced Cast Products”), Gregg Industries, Inc. (“Gregg”), Neenah Transport, Inc. (“Transport”) and Cast Alloys, Inc. (“Cast Alloys”), which is inactive, and their respective subsidiaries. “NFC” refers to NFC Castings, Inc., which is a wholly owned subsidiary of NEI and the parent of Neenah. NEI does not have any material assets or liabilities other than its indirect ownership of Neenah and Neenah’s subsidiaries, and Neenah and Neenah’s subsidiaries (rather than NEI) are obligors or guarantors under our bank credit agreement and outstanding notes. Our fiscal year ends on September 30.
     Our organizational chart is as follows:

Overview
     We are one of the largest independent foundry companies in the United States, and we believe we are one of only two national suppliers of castings to the heavy municipal market. Our broad range of heavy municipal iron castings includes manhole covers and frames, storm sewer frames and grates, heavy-duty airport castings, specialized trench drain castings and ornamental tree grates. We sell these municipal castings throughout the United States to state and local government entities, utility companies, precast concrete manhole structure producers and contractors for both new construction and infrastructure replacement. We are also a leading manufacturer of a wide range of complex industrial iron castings and steel forgings, including specialized castings and forgings for the heavy-duty truck industry, a broad range of iron castings and steel forgings for the construction equipment and farm equipment industries, and iron castings used in heating, ventilation and air conditioning, or HVAC, systems.
     We have been able to achieve significant market shares in the major markets we serve. Each of our 10 manufacturing or machining facilities has unique capabilities to effectively serve our market niches.
     We believe that the following factors have contributed to our success.
•	Leadership position in a relatively stable municipal market. We are one of the leading suppliers of castings to the domestic municipal products market and, we believe, one of only two national suppliers, with approximately 15,000 customers in all 50 states and over 6,000 part numbers shipped every year. Approximately 40% of the individual part numbers we shipped last year for the municipal market were in quantities of fewer than 10 pieces, which we believe creates a significant barrier to entry. We also believe that we are the only manufacturer that has invested in the unique patterns required to make many of these specific products, resulting in significant barriers to entry.

•	Significant customer dependence on Neenah. The patterns for municipal products seldom become obsolete and have been developed to various state and municipality specifications. These patterns are 100% owned by Neenah. As a market leader, our municipal castings are often specified as the standard in municipal contracts. Although the patterns for industrial castings are owned by the customer and not the foundry, industrial patterns are not readily transferable to other foundries without, in most cases, significant additional investment. We estimate that we have historically retained throughout the product life cycle over 95% of the patterns that we have been awarded. We believe we have the only tooling for a significant majority of our industrial products by net sales.

•	Large and experienced sales and marketing force. Neenah has one of the largest sales and marketing forces serving the U.S. heavy municipal end-user market. We also employ a dedicated industrial casting sales force organized by facility. Our sales force supports ongoing customer relationships, and works with customers’ engineers and procurement representatives as well as our own engineers, manufacturing management and quality assurance representatives throughout all stages of the production process to ensure that the final product consistently meets or exceeds the specifications of our customers. This team approach, consisting of sales, marketing, manufacturing, engineering and quality assurance efforts, is an integral part of our marketing strategy. In addition, our 14 distribution and sales centers around the U.S. provide our municipal products customers with readily available castings to meet their needs.

•	Focused manufacturing facilities with an emphasis on quality and implementation of lean manufacturing concepts. We operate 10 focused manufacturing and/or machining facilities in six states. We focus our facilities on the specific markets and market segments that they are best suited to serve, creating what we believe to be an efficient process flow which enables us to provide superior products to each of our chosen markets. We continuously focus on productivity gains by improving upon the individual steps of the casting process, which enables us to produce castings in low and medium volume quantities on high volume, cost-effective molding equipment. With a major focus on implementing lean manufacturing and Six Sigma, we are continuously striving for improvement of operations and personnel, emphasizing defect prevention, safety and the reduction of variation and waste in all areas.

•	Value-added machining capabilities. Through our four machining facilities, we are able to deliver a machined product to many of our customers, capturing a greater share of the value chain and ensuring a closer working relationship. The casting machining process can contribute significantly to the value of the end-product, in particular in certain custom situations where high-value specialized machining is required. We continually evaluate opportunities to increase our value-added machining services.

•	Experienced and well-respected senior management team. Our senior management team provides a depth and continuity of experience in the casting industry.
Background
     Our business was founded in 1872 and operated for 125 years by the founding family. In 1997, Neenah Corporation (Neenah’s parent holding company at that time) was acquired by NFC, a wholly owned subsidiary of ACP. A short time later Neenah Foundry Company merged with and into Neenah Corporation and the surviving company changed its name to Neenah Foundry Company.
     In 1998, Neenah acquired all the capital stock of Deeter, Mercer and Dalton. ACP already owned Advanced Cast Products prior to the time ACP acquired its interest in Neenah. In 1999, Neenah acquired Gregg.
     Since 1945, Deeter has been producing gray iron castings for the heavy municipal market. The municipal casting product line of Deeter includes manhole frames and covers, storm sewer inlet frames, grates and curbs, trench grating and tree grates. Deeter also produces a wide variety of special application construction castings. These products are utilized in waste treatment plants, airports, telephone and electrical construction projects.
     Founded in 1954, Mercer produces complex-shaped forged components for use in transportation, railroad, mining and heavy industrial applications. Mercer is also a producer of microalloy forgings.
     Dalton manufactures and sells gray iron castings for refrigeration systems, air conditioners, heavy equipment, engines, gear boxes, stationary transmissions, heavy-duty truck transmissions and other automotive parts.
     Advanced Cast Products manufactures ductile iron castings, primarily for companies in the heavy-duty truck, construction equipment and railroad industries. Advanced Cast Products’ production capabilities also include a range of finishing operations including austempering and machining.
     Gregg manufactures gray and ductile iron castings, primarily for engine turbo-chargers and heavy-duty truck applications.
     Prior to 2003, Neenah also purchased and either sold or discontinued several other operations, including Cast Alloys, a manufacturer of investment-cast titanium and stainless steel golf clubheads; Hartley Controls Corporation, a manufacturer of foundry sand control equipment; Peerless Corporation, which machined roller bearing adaptors for the railroad industry; and Belcher Corporation, a malleable iron green sand foundry. See Item 1, “Business,” for an organizational chart of the Company.
     Beginning in 2000, several trends converged to create an extremely difficult operating environment for the Company. First, there were dramatic cyclical declines in some of our most important markets including trucks, railroad, construction and agriculture equipment. Second, there was a major inventory adjustment by manufacturers in the residential segment of the HVAC equipment industry, resulting in fewer orders for Dalton’s HVAC castings. Third, domestic foundries had been suffering from underutilized capacity, significantly increased foreign competition, continued price reduction pressure from customers and other competitors, and increased costs associated with heightened safety and environmental regulations. These factors caused and to some extent continue to cause a substantial number of foundries to cease operations or file for bankruptcy protection.
     Beginning in May 2000, we took aggressive steps to offset the impact of the decline in sales and earnings and improve cash flow in the difficult market environment, including an executive management change, sales of non-core assets, a reduction in our labor force, a slowdown in capital expenditures, and selected price increases. Despite these steps, the credit rating agencies began to downgrade Neenah’s outstanding debt obligations in early 2000. On July 1, 2003, we launched a pre-petition solicitation of acceptances with respect to an alternative joint plan of reorganization that was ultimately approved. On August 5, 2003, ACP, Neenah and all of our other wholly-owned domestic subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. By order dated September 26, 2003, the Bankruptcy Court confirmed our Plan of Reorganization and the Plan of Reorganization became effective on October 8, 2003. The Plan of Reorganization allowed us to emerge from bankruptcy with an improved capital structure and, because we had arranged to continue paying our trade debt on a timely basis during the pendency of the Chapter 11 case, at the time of emergence, we had sufficient trade credit to continue operations in the ordinary course of business.
     On July 29, 2005, ACP and Neenah announced that an investment banking firm had been engaged to assist in exploring the potential sale or merger of Neenah or ACP or a significant portion of their assets or capital stock. On November 29, 2005, we announced that our board of directors, which is also the board of directors of Neenah, had unanimously voted to end the sale or merger process and turn our focus to successfully implementing our business plan.
     On May 25, 2006, we experienced a change of control when Tontine Capital Partners, L.P. (“TCP”) became the beneficial owner of a majority of the outstanding shares, on a fully-diluted basis, of ACP. As a result of subsequent transactions completed by June 12, 2007, as of that date, TCP and an affiliate, Tontine Capital Overseas Master Fund, L.P. (“TCO” and, together with TCP, “Tontine”) beneficially owned, in the aggregate, 45,328,488 shares of ACP common stock (9,065,697 shares after our subsequent 1-for-5 reverse stock split), representing approximately 56% of all shares outstanding of ACP on a fully-diluted basis and approximately 67% of the 68,113,822 shares then actually outstanding (approximately 13,622,764 shares after our subsequent 1-for-5 reverse stock split). See Item 7, “Certain Relationships and Related Transactions, and Director Independence.”

Industry Overview
     There are approximately 2,200 independent foundries in the United States with 80% of them employing fewer than 100 employees. Only a small portion compete regularly with us, along with a number of foreign foundries. The iron foundry industry has gone through significant consolidation over the past 20 years, which has resulted in a significant reduction in the number of foundries and a rise in the share of production by the remaining foundries. We have gained business as a result of ongoing consolidation. Metal casting has historically been a cyclical industry with performance generally correlated with overall economic conditions and also directly affected by government (including environmental) regulation, foreign imports, and energy costs.
     Most manufactured goods either contain or are made on equipment containing one or more cast components. Metal castings are prevalent in most major market segments, including pipes and fittings, air conditioners, automobiles, trucks, construction equipment and agricultural equipment as well as within streets and highways. While general economic conditions have a directional effect on the foundry industry as a whole, the strength of a particular end-market has a significant effect on the performance of particular foundries serving those markets. The historic stability of the heavy municipal market has helped mitigate the effects of downturns in our more cyclical industrial end-markets, such as the heavy-duty truck market.
Business Strategy
     We are focused on increasing stakeholder value through continued growth and refinement of our business, improvement of our profit margins and continually providing our customers with the highest levels of product quality and customer service. Key elements of our strategy are outlined below.
•	Continued penetration of core markets. We seek to optimize our competitive position in heavy municipal and industrial castings through separate strategies tailored to the specific needs of each business. We expect to grow and leverage the strength and stability of the municipal business by continuing to expand our participation in markets already served and by augmenting our cost competitive capacity through the installation of a new state-of-the-art mold line for larger, low volume castings, which we expect will enhance production efficiencies, increase capacity and provide expanded molding capabilities. We intend to further develop selected areas of the industrial business, such as construction and agricultural products, and further our relationships with existing customers through production of more complex industrial castings, while seeking out selected new customers. Additionally, industry consolidation has resulted in a significant reduction in the number of foundries and a rise in the share of production by the remaining foundries. We continue to capitalize on on-going consolidation by taking advantage of opportunities created by the closing of weak, inefficient foundries.

•	Deepen and expand customer relationships. We focus on creating close working relationships with our customers by developing multiple points of contact throughout their organizations. In addition to supporting on-going customer relationships, our sales force also works with customers’ engineers and procurement representatives as well as with our own engineers, manufacturing managers and quality assurance representatives throughout all stages of the production process to ensure that the final product consistently meets or exceeds the specifications of our customers. Since we are the sole-source supplier for the majority of the products that we provide to our industrial customers, we intend to expand those relationships by continuing to participate in the development and production of more complex industrial castings, while seeking out selected new customers who would value our capabilities and performance reputation, technical ability and high level of quality and service.

•	Value-added focus. Our ability to provide value-added machining enhances the value of the products we produce and is a competitive advantage as it positions us as a vital link in each customer’s supply chain by providing customers with a single source alternative that reduces supply chain costs and shortens lead times. Customers are increasingly requesting that foundries supply machined components as it reduces handling as well as their cost to process. We focus on value-added precision machined components involving highly specialized and complex processes and, in some cases, difficult to machine materials. We are currently working to further increase our market position by expanding our value-adding machining capacity and our austempered ductile iron capabilities.

•	Continuous efficiency gains and cost reductions. We continually seek ways to reduce our operating costs and increase our manufacturing productivity. We believe that a combination of pricing adjustments and cost savings has mitigated the impact of cost creep over the last two years. To further this objective, we have undertaken the following:

•	Installation of a new mold line at Neenah to replace our 40-year-old line. We are continuing to invest in a $54 million capital project to install a state-of-the-art mold line to replace a 40-year-old mold line at our Neenah facility. We believe this new mold line, which is expected to be operational in early calendar 2008, will substantially improve our cost position on selected new and existing municipal parts, will substantially increase our capacity and molding capabilities, and will be one of the most capable mold lines for parts of this nature in North America.

•	Fully integrate lean manufacturing concepts. We have incorporated and expect to continue to incorporate efficiencies in our operations through the implementation of lean manufacturing.

•	Centralized procurement of major raw materials and certain services through our head office in order to generate purchasing economies of scale. We work closely with companies that are cost competitive and with which we have long-term relationships, providing us with competitive pricing and helping to assure us supply when raw material availability is limited.
•	Pursue selected acquisitions. We will continue to evaluate and may pursue selected acquisition opportunities to enhance our position in our existing markets or to provide access to new markets and/or capabilities.
Business Segments — Overview
     We have two reportable segments, castings and forgings. The castings segment manufactures and sells various grades of gray and ductile iron castings for the heavy municipal and industrial markets, while the forgings segment manufactures and sells steel forged components for the industrial market. The segments were determined based upon the production process utilized and the type of product manufactured. Approximately 92% of our net sales for fiscal 2006 was derived from our castings segment, with approximately 8% from our forgings segment.
     Financial information about our reportable segments and geographic areas is contained in Note 10 in the Notes to Consolidated Financial Statements.
Castings Segment
     We are a leading producer of iron castings for use in heavy municipal and industrial applications. We sell directly to state and local municipalities, contractors, precasters, supply houses, original equipment manufacturers (“OEMs”) and tier-one suppliers, as well as to other industrial end-users.
Products, Customers and Markets
     The castings segment provides a variety of products to both the heavy municipal and industrial markets. Our broad range of heavy municipal iron castings include storm and sanitary sewer castings, manhole covers and frames, storm sewer frames and grates, heavy-duty airport castings, specialized trench drain castings, specialty flood control castings and ornamental tree grates. Customers for these products include state and local government entities, utility companies, precast concrete structure producers and contractors. Sales to the industrial market are comprised of differential carriers and differential cases, transmissions, gear and axle housings, yokes, planting and harvesting equipment parts, track drive and fifth wheel components, and compressor components. Markets for these products include medium and heavy-duty truck, construction and agricultural equipment and HVAC manufacturers.
     A few large customers generate a significant amount of our net sales. See Item 1A, “Risk Factors — A relatively small number of customers account for a substantial portion of our revenues. The loss of one or more of them could adversely affect our net sales.”

Heavy Municipal
     Our broad line of heavy municipal products consists of “standard” and “specialty” castings. Standard castings principally consist of storm and sanitary sewer castings that are consistent with pre-existing dimensional and strength specifications established by local authorities. Standard castings are generally higher volume items that are routinely used in new construction and infrastructure replacement. Specialty castings are generally lower volume products, such as heavy-duty airport castings, trench drain castings, flood control castings, special manhole and inlet castings and ornamental tree grates. These specialty items are frequently selected and/or specified from our municipal product catalog and tree grate catalog, which together encompass thousands of pattern combinations. For many of these products, we believe that we are the only manufacturer with existing patterns to produce such a particular casting.
     Our municipal customers generally make purchase decisions based on a number of criteria, including acceptability of the product per local specification, quality, availability, price and the customer’s relationship with the foundry. We supply our municipal customers with anywhere from one up to thousands of municipal castings in any given year.
     During the over 70 years that we have manufactured municipal products, we have emphasized servicing specific market needs and believe that we have built a strong reputation for customer service. We believe that we are one of the leaders in U.S. heavy municipal casting production and that we have strong name recognition. We have one of the largest sales and marketing forces of any foundry serving the heavy municipal market. Our dedicated sales force works out of regional sales offices and distribution yards to market municipal castings to contractors and state and local governmental entities throughout the United States. We operate 14 regional distribution and sales centers throughout the United States. We believe that this regional approach enhances our vast knowledge of local specifications and our leadership position in the heavy municipal market.
Industrial
     Industrial castings are generally more complex and usually are produced in higher volumes than municipal castings. Complexity in the industrial market is determined by the intricacy of a casting’s shape, the thinness of its walls and the amount of processing by a customer required before a part is suitable for use. OEMs and their tier-one suppliers have been demanding more complex parts principally to reduce their own labor costs by using fewer parts to manufacture the same finished product or assembly and by using parts that require less subsequent processing before being considered a finished product.
     We primarily sell our industrial castings to OEMs and tier-one suppliers with whom we have established close working relationships. These customers base their purchasing decisions on, among other things, our technical ability, price, service, quality assurance systems, facility capabilities and reputation. Our assistance in product engineering plays an important role in winning bids for industrial castings. For the average industrial casting, 12 to 18 months typically elapse between the completed design phase and full production. The product life cycle of a typical industrial casting in the markets we serve is quite long, in many cases over 10 years. Although the patterns for industrial castings are owned by the customer and not the foundry, industrial patterns are not readily transferable to other foundries without, in most cases, significant additional investment. Foundries, including our company, generally do not design industrial castings. Nevertheless, a close working relationship between the foundry and the customer during a product launch is critical to reduce potential production problems and minimize the customer’s risk of incurring lost sales or damage to its reputation due to a delayed launch. Involvement by a foundry early in the design process generally increases the likelihood that the customer will design a casting within the manufacturing capabilities of that foundry and also improves the likelihood that the foundry will be awarded the casting for full production.
     We employ a dedicated industrial casting sales force organized by facility. Our sales forces support ongoing customer relationships and work with customers’ engineers and procurement representatives as well as our own engineers, manufacturing management and quality assurance representatives throughout all stages of the production process to ensure that the final product consistently meets or exceeds the specifications of our customers. This team approach, consisting of sales, marketing, manufacturing, engineering and quality assurance efforts, is an integral part of our marketing strategy.
Manufacturing Process
     Our foundries manufacture gray and ductile iron and cast it into intricate shapes according to customer metallurgical and dimensional specifications. We continually invest in upgrading our manufacturing capacity and in the improvement of process controls and believe that these investments and our significant experience in the industry have made us one of the more efficient manufacturers of industrial and heavy municipal casting products.
     The sand casting process we employ involves using metal, wood or urethane patterns to make an impression of a desired shape in a mold made primarily of sand. Cores, also made primarily of sand, are used to make the internal cavities and openings in a casting. Once the casting impression is made in the mold, the cores are set into the mold and the mold is closed. Molten metal is then poured into the mold, which fills the mold cavity and takes on the shape of the desired casting. Once the iron has solidified and cooled, the mold sand is separated from the casting and the sand is recycled. The selection of the appropriate casting method, pattern, core-making equipment and sand, and other raw materials depends on the final product and its complexity, specifications and function as well as the intended production volumes. Because the casting process involves many critical variables, such as choice of raw materials, design and production of tooling, iron chemistry and metallurgy and core and molding sand properties, it is important to monitor the process parameters closely to ensure dimensional precision and metallurgical consistency. We continually seek out ways to expand the capabilities of existing technology to improve our manufacturing processes.

     Through incorporation of lean manufacturing concepts, we continuously focus on productivity gains by improving upon the individual steps of the casting process such as reducing the amount of time required to make a pattern change or to produce a different casting product. Such improvements enable us to produce castings in low and medium volume quantities on high volume, cost-effective molding equipment. Additionally, our extensive effort in real time process controls permits us to produce a consistent, dimensionally accurate casting, which saves time and effort in the final processing stages of production. This dimensional accuracy contributes significantly to our manufacturing efficiency.
     Continual testing and monitoring of the manufacturing process is important to maintain product quality. We, therefore, have adopted sophisticated quality assurance techniques and Six Sigma for our manufacturing operations. During and after the casting process, we perform numerous tests, including tensile, proof-load, radiography, ultrasonic, magnetic particle and chemical analysis. We utilize statistical process data to evaluate and control significant process variables and casting dimensions. We document the results of this testing in metallurgical certifications that are sometimes included with each shipment to our industrial customers. We strive to maintain systems that provide for continual improvement of operations and personnel, emphasizing defect prevention, safety and the reduction of variation and waste in all areas.
Raw Materials
     The primary raw materials we use to manufacture ductile and gray iron castings are steel scrap, pig iron, metallurgical coke and sand (core sand and molding sand). While there are multiple suppliers for each of these commodities, we have generally elected to maintain single-source arrangements with our suppliers for most of these major raw materials. Due to long standing relationships with each of our suppliers, we believe that we will continue to be able to secure the proper amount and type of raw materials in the quantities required and at competitive prices, even when raw materials are in short supply. Our major supplier of metallurgical coke, a key raw material used in our iron melting process, ceased coking production and operations at its plant in May, 2007. We have secured other alternatives to ensure coke supply to our foundries. Increases in price or interruptions in the availability of coke could reduce our profits. See Item 1A, “Risk Factors — Increases in the price or interruptions in the availability of raw materials and energy could reduce our profits.”
     Although the prices of the raw materials used vary, fluctuations in the cost of steel scrap are the most significant to us. We generally have arrangements with our industrial customers that enable us to adjust prices to reflect steel scrap cost fluctuations. In periods of rapidly rising or falling steel scrap costs, these adjustments will lag behind the current cost of steel scrap reflected in our casting price because they are generally based on average market prices for prior periods. Such prior periods vary by customer, but are generally no longer than one month. We generally recover steel scrap cost increases for municipal products through periodic price increases. However, castings are sometimes sold to the heavy municipal market on a bid basis and, after a bid is won, the price for the municipal casting generally is not adjusted for increases in the costs of raw materials. Rapidly fluctuating steel scrap costs may, therefore, have an adverse or positive effect on our business, financial condition and results of operations.
Seasonality and Cyclicality
     We experience seasonality in our municipal business where sales tend to be higher during the construction season, which occurs during the warmer months, generally the third and fourth quarters of our fiscal year. We attempt to maintain level production throughout the year in anticipation of such seasonality and therefore do not experience significant production volume fluctuations. We build inventory in anticipation of the construction season. This inventory build-up has a negative impact on working capital and increases our liquidity needs during the second quarter. We have not historically experienced significant seasonality in industrial casting sales.
     We have historically experienced some cyclicality in the heavy municipal market as sales of municipal products are influenced by, among other things, public spending and the state of the new housing market. There is generally not a large backlog of business in the municipal market due to the nature of the market. In the industrial market, we experience cyclicality in sales resulting from fluctuations in our markets, including the medium and heavy-duty truck and the construction and farm equipment markets, which are subject to general economic trends.
Competition
     The markets for our products are highly competitive. Competition is based mainly on price, but also on quality of product, range of capability, level of service and reliability of delivery. We compete with numerous domestic foundries, as well as with some foreign iron foundries. We also compete with several large domestic manufacturers whose products are made with materials other than ductile and gray iron, such as steel or aluminum. Industry consolidation over the past 20 years has resulted in a significant reduction in the number of foundries and a rise in the share of production by the remaining foundries, some of which have significantly greater financial resources than do we. Competition from foreign foundries has had an ongoing presence in the industrial and heavy municipal market and continues to be a factor.
Forgings Segment
     Our forgings segment, operated by Mercer, produces complex-shaped forged steel and micro alloy components for use in transportation, railroad, mining and heavy industrial applications. Mercer sells directly to OEMs and tier-one suppliers, as well as to industrial end-users. Mercer’s subsidiary, A&M Specialties, Inc., machines forgings and castings for Mercer and various industrial customers.

Products, Customers and Markets
     Mercer produces hundreds of individually forged components and has developed specialized expertise in forgings of micro alloy steel. Mercer currently operates mechanical press lines, from 1,300 tons to 4,000 tons. Mercer’s primary customers include manufacturers of components and assemblies for heavy-duty trucks, railroad equipment and construction equipment.
     Mercer’s in-house sales organization sells directly to end-users and OEMs. A key element of Mercer’s sales strategy is its ability to develop strong customer relationships through responsive engineering capability, dependable quality and reliable delivery performance.
     Demand for forged products closely follows the general business cycles of the various market segments and the demand level for capital goods. While there is a more consistent base level of demand for the replacement parts portion of the business, the strongest expansions in the forging industry coincide with the periods of industrial segment economic growth.
Manufacturing Process
     In forging, metal is pressed, pounded or squeezed under great pressure, with or without the use of heat, into parts that retain the metal’s original grain flow, imparting high strength. Forging usually entails one of four principal processes: impression die; open die; cold; and seamless rolled ring forging. Impression die forging, commonly referred to as “closed die” forging, is the principal process employed by Mercer, and involves bringing two or more dies containing “impressions” of the part shape together under extreme pressure, causing the bar stock to take the desired shape. Because the metal flow is restricted by the die, this process can yield more complex shapes and closer tolerances than the “open die” forging process. Impression die forging is used to produce products such as military and off-highway track and drive train parts; automotive and truck drive train and suspension parts; railroad engine, coupling and suspension parts; military ordinance parts and other items where close tolerances are required.
     Once a rough forging is shaped, regardless of the forging process, it must generally still be machined. This process, known as “finishing” or “conversion,” smoothes the component’s exterior and mating surfaces and adds any required specification, such as groves, threads and bolt holes. The finishing process can contribute significantly to the value of the end product, in particular in certain custom situations where high value specialized machining is required. Machining can be performed either in-house by the forger, by a machine shop which performs this process exclusively or by the end-user.
     Mercer’s internal staff of engineers designs impression dies to meet customer specifications incorporating computer assisted design workstations for the design. Management believes that Mercer is an industry leader in forging techniques using micro alloy steel which produces parts which are lighter and stronger than those forged from conventional carbon steel.

Raw Materials
     The principal raw materials used in Mercer’s products are carbon and micro alloy steel. Mercer purchases substantially all of its carbon steel from four principal sources. While Mercer has never suffered any significant interruption of materials supply, management believes that, in the event of any disruption from any individual source, adequate alternative sources of supply are available within the immediate vicinity.
Seasonality and Cyclicality
     Mercer experiences only minimal seasonality in its business. Mercer has experienced moderate cyclicality in sales resulting from fluctuations in the medium and heavy-duty truck market and the heavy industrial market, which are subject to general economic trends.
Competition
     Mercer competes primarily in a highly fragmented industry which includes several dozen other press forgers and hammer forge shops. Hammer shops cannot typically match press forgers for high volume, single component manufacturing or close tolerance production. Competition in the forging industry has also historically been determined both by product and geography, with a large number of relatively small forgers across the country carving out their own product and customer niches. In addition, most end-users manufacture some forgings internally, often maintaining a critical minimum level of production in-house and contracting out the balance. The primary basis of competition in the forging industry is price, but engineering, quality and dependability are also important, particularly with respect to building and maintaining customer relationships. Some of Mercer’s competitors have significantly greater resources than Mercer. There can be no assurance that Mercer will be able to maintain or improve its competitive position in the markets in which it competes.
Employees
     As of June 30, 2007, we had 2,764 full time employees, of whom 2,211 were hourly employees and 553 were salaried employees. Approximately 80% of our hourly employees are represented by unions. Nearly all of the hourly employees at Neenah, Dalton, Advanced Cast Products and Mercer are members of either the United Steelworkers of America or the Glass, Molders, Pottery, Plastics and Allied Workers International Union. A collective bargaining agreement is negotiated every two to five years. The material agreements expire as follows: Neenah, December 2011; Dalton-Warsaw, April 2008; Dalton-Kendallville, June 2009; Advanced Cast Products-Meadville, October 2010; and Mercer, June 2008. All employees at Deeter and Gregg are non-union. We believe that we have a good relationship with our employees.

Environmental Matters
     Our facilities are subject to federal, state and local laws and regulations relating to the protection of the environment and worker health and safety, including those relating to discharges to air, water and land, the generation, handling and disposal of solid and hazardous waste, the cleanup of properties affected by hazardous substances, and the health and safety of our employees. Such laws include the Federal Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, and the Occupational Health and Safety Act. Under certain environmental laws, we could be held responsible for all of the costs relating to any contamination at our past or present facilities and at third party waste disposal sites. We could also be held liable for any and all consequences arising out of human exposure to such substances or other environmental damage.
     We are presently operating our Gregg facility under the terms of an order of abatement with the California South Coast Air Quality Management District (SCAQMD). See Item 8, “Legal Proceedings.”
     We believe we have no liabilities relating to environmental matters which would have a material adverse effect on our operations, financial condition or competitive position. However, the risk of environmental liability is inherent in the manufacture of castings and forgings. Any of our businesses might in the future incur significant costs to meet current or more stringent compliance, cleanup or other obligations pursuant to environmental requirements. Such costs may include expenditures related to remediation of historical releases of hazardous substances or clean-up of physical structures prior to decommissioning. We have incurred in the past, and expect to incur in the future, capital and other expenditures related to environmental compliance. Such expenditures are generally included in our overall capital and operating budgets and are not separately accounted for. However, we do not anticipate that compliance with existing environmental laws will have a material adverse effect on our capital expenditures, earnings or competitive position.
     Under the Federal Clean Air Act Amendments of 1990, the Environmental Protection Agency is directed to establish maximum achievable control technology (MACT) standards for certain industrial operations that are major sources of hazardous air pollutants. The iron foundry industry was required to comply with the MACT requirements by April 23, 2007. Our Neenah foundry and both Dalton foundries are subject to this requirement (due to their size). Our Dalton facilities received one-year extensions, which requires them to be in compliance by April 23, 2008. A majority of the capital expenditures necessary to bring these three facilities into compliance with MACT requirements has already been made. We expect our Neenah facility to be in a position to demonstrate compliance with the requirements and we expect our Dalton facilities will demonstrate MACT compliance by the applicable deadline.
     The Clean Water Act requires point dischargers to obtain storm water discharge permits. In Wisconsin, Neenah is covered by the state’s General Permit to Discharge Storm Water Associated with Industrial Activity. The Wisconsin Department of Natural

Resources, which is authorized to administer the storm water program, has adopted new benchmark values for various storm water contaminants. Neenah expects to spend $1.2 million in fiscal year 2007 on storm water treatment devices that will allow it to achieve compliance with the new benchmarks.
Intellectual Property
     We have registered, or are in the process of registering, various trademarks and service marks with the U.S. Patent and Trademark Office.
Available Information
     Neenah already files, and after this registration statement becomes effective NEI will file, annual, quarterly and special reports and other information with Securities Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. Our SEC filings are available over the Internet at the SEC’s web site at http://www.sec.gov. These reports and other information may be read and copied at the public reference facilities of the SEC at its principal offices at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on operations of the public reference room by calling the SEC at (800) SEC-0330.
ITEM 1A. RISK FACTORS
Risk Factors Related to Our Business
A relatively small number of customers account for a substantial portion of our revenues. The loss of one or more of them could adversely affect our net sales.
     A few large customers generate a significant amount of our net sales.
•	Sales to our largest customer and suppliers of that customer accounted for nearly 10% of our total net sales for the fiscal year ended September 30, 2006.

•	Sales to our top five customers and suppliers of those customers accounted for approximately 31% of our total net sales for the fiscal year ended September 30, 2006.
     The loss of one or more of these large customers, therefore, could adversely affect our net sales. We do not generally have long-term contracts with our customers and we also do not own the patterns used to produce industrial castings. As a result, our customers could switch to other suppliers at any time. If our customers should move production of their products outside the United States, they would likely attempt to find local suppliers for the components they purchase from us.

     Certain of our largest industrial customers, particularly in the heavy-duty truck market, are experiencing financial challenges. The loss of any of our major customers could adversely affect our net sales, financial condition and results of operations.
Decreases in demand for heavy-duty trucks, HVAC equipment, construction or farm equipment or other end markets could have a significant impact on our profitability, cash flows and ability to service our indebtedness.
      Our Company has historically experienced industry cyclicality in most of our industrial markets, including the truck and farm equipment markets. These industries and markets fluctuate in response to factors that are beyond our control, such as general economic conditions, interest rates, federal and state regulations, consumer spending, fuel costs and our customers’ inventory levels and production rates. These major markets will likely continue to experience such fluctuations. A downturn in one or more of these markets could reduce demand for, and prices of, our products. Such a downturn in one or more of these major markets could have a significant negative impact on sales of our products, which could lower our profitability, cash flows, and ability to service our indebtedness. Historically, our heavy municipal business has been less cyclical than our industrial markets. We have historically experienced some cyclicality in the heavy municipal market as sales of municipal products are influenced by, among other things, public spending and the state of the new housing market. We experienced such a downturn in several of these markets for the nine months ended June 30, 2007, which adversely impacted our sales.
     Due to new emissions standards that took effect on January 1, 2007, heavy-duty truck production declined significantly beginning early in calendar 2007, as many customers accelerated purchases to 2006, artificially increasing 2006 sales in the heavy-duty truck market. Additional emissions regulations are scheduled to take effect in calendar 2010, which may have a similar effect of accelerating sales to 2009. In addition, housing starts have declined in calendar 2007, reflecting softness in the overall housing sector. As a result, we are now experiencing a decline in our sales into these end-markets, and we expect our sales to these end-markets to further deteriorate in fiscal 2007 from fiscal 2006 levels, which will lower our profitability and cash flows.
Our market share may be adversely impacted at any time by a significant number of competitors.
     The markets in which we compete are highly competitive and are expected to remain so. The foundry industry overall has excess capacity, which exerts downward pressure on prices of our products. We may be unable to maintain or improve our competitive position in the markets in which we compete. Although quality of product, range of capability, level of service and reliability of delivery are important factors in selecting foundry suppliers, we are also forced to compete on price. We compete with numerous domestic and some foreign foundries. Although our castings are manufactured from ductile and gray iron, we also compete in our industrial markets with several manufacturers whose products are made with other materials, such as steel or aluminum. Industry consolidation over the past 20 years has significantly reduced the number of foundries operating in the United States. While such consolidation has translated into greater market share for the remaining foundries, some of these remaining foundries have significantly greater financial resources than we do and may be better able to sustain periods of decreased demand or increased pricing pressure. At the same time, the prices of products imported from foreign foundries, particularly from China, India, Mexico and South America, are generally lower than the prices we charge to our customers. Countervailing duties and/or anti-dumping orders on imports currently apply to China, Brazil, Mexico and Canada, and any reduction thereof could increase foreign competition. Furthermore, despite the reduction in the number of domestic operating foundries, total production capacity continues to exceed demand. Any of these factors could impede our ability to remain competitive in the markets in which we operate.
International economic and political factors could affect demand for products which could impact our financial condition and results of operations.
     Our operations may be affected by actions of foreign governments and global or regional economic developments. Global economic events, such as foreign countries’ import/export policies, the cost of complying with environmental regulations or currency fluctuations, could also affect the level of U.S. imports and exports, thereby affecting our sales. Foreign subsidies, foreign trade agreements and each country’s adherence to the terms of such agreements can raise or lower demand for castings produced by us and other U.S. foundries. National and international boycotts and embargoes of other countries’ or U.S. imports and/or exports together with the raising or lowering of tariff rates could affect the level of competition between us and our foreign competitors. If the value of the U.S. dollar strengthens against other currencies, imports to the United States may increase and put downward pressure on the prices of our products, which may adversely affect our sales, margins and profitability. Such actions or developments could have a material adverse effect on our business, financial condition and results of operations.
Increases in the price or interruptions in the availability of raw materials and energy could reduce our profits.
     The costs and availability of raw materials and energy represent significant factors in the operations of our business. As a result of domestic and international events, the prices and availability of our key raw materials and energy fluctuate. We have single-source, just-in-time arrangements with many of our suppliers for the major raw materials that we use. If a single-source supplier were to become unable or unwilling to furnish us with essential materials for any reason, that could impair our ability to manufacture some of our products. Potential causes of such interruptions could include, among others, any casualty, labor unrest, or regulatory problems of the supplier, or a change in ownership of a supplier leading to subsequent business decisions that do not align with our own business interests. Also, the failure of these single-source arrangements to result in the most highly competitive prices for raw materials could increase our cost of sales and lower our profit. If our raw material or energy costs increase, we may not be able to pass these higher costs on to our customers in full or at all. Our major supplier of metallurgical coke, a key raw material used in our iron melting process, ceased coking production and operations at its plant in May, 2007. We have secured other alternatives to ensure coke supply to our foundries. Increases in price or interruptions in the availability of coke could reduce our profits.
     Of all the varying costs of raw materials, fluctuations in the cost of steel scrap impact our business the most. The cost for steel scrap is subject to market forces that are unpredictable and largely beyond our control, including demand by U.S. and international foundries, freight costs and speculation. Although we have arrangements with our industrial customers that enable us to adjust industrial casting prices to reflect steel scrap cost fluctuations, these adjustments lag behind the current cost of steel scrap during periods of rapidly rising or falling steel scrap costs because these adjustments are generally based on average market costs for prior periods. We generally recover steel scrap cost increases for municipal products through periodic price increases. However, castings are sometimes sold to the heavy municipal market on a bid basis and, after a bid is won, the price for the municipal casting generally is not adjusted for increases in the costs of raw materials. Rapidly fluctuating steel scrap costs may, therefore, have an adverse or positive effect on our business, financial condition and results of operations.
We may incur potential product liability and recall costs.
     We are subject to the risk of exposure to product liability and product recall claims in the event any of our products results in property damage, personal injury or death, or does not conform to specifications. We may not be able to continue to maintain suitable and adequate insurance on acceptable terms that will provide adequate protection against potential liabilities. In addition, if any of our products proves to be defective, we may be required to participate in a recall involving such products. A successful claim brought against us in excess of available insurance coverage, if any, or a requirement to participate in a major product recall, could have a material adverse effect on our business, results of operations or financial condition.
Litigation against us could be costly and time consuming to defend.
     We and our subsidiaries are regularly subject to legal proceedings and claims that arise in the ordinary course of business. We are also subject to workers’ compensation claims (including those related to silicosis), employment disputes, unfair labor practice charges, customer and supplier disputes, product liability claims and contractual disputes related to warranties and guarantees arising out of the conduct of our business. Litigation may result in substantial costs and may divert management’s attention and resources, which could adversely affect our business, results of operations or financial condition.
The departure of key personnel could adversely affect our operations.
     The success of our business depends upon our senior management closely supervising all aspects of our business. We believe our senior management has technological and manufacturing experience that is important to the metal casting and forging business. The loss of such key personnel could have a material adverse effect on our operations if we were unable to attract and retain qualified replacements.
     As previously announced, Mr. Barrett had conveyed to our board of directors his desire to transition into the role of Executive Chairman. On June 5, 2007, the board of directors elected Robert E. Ostendorf, Jr., as President and Chief Executive Officer, effective as of July 2, 2007. Mr. Ostendorf succeeds Mr. Barrett, who transitions into the role of Executive Chairman of the Company. Mr. Barrett retains his position as Chairman of the Board and, in his new role of Executive Chairman, he remains actively involved in helping to develop corporate strategy, maintaining key relationships with suppliers and investors, and focusing on specific projects and assignments. The board of directors also elected Mr. Ostendorf to serve on the Company’s board of directors, effective July 2, 2007.
     In addition, we have from time to time experienced difficulty hiring enough skilled employees with the necessary expertise to build the products ordered by our customers in the metal casting and forging business. An inability to hire and retain such employees could have a material adverse effect on our operations.
The seasonal nature of our business could impact our business, financial condition and results of operations.
     Our business is seasonal. Therefore, our quarterly revenues and profits historically have been lower during the first and second fiscal quarters of the year (October through March) and higher during the third and fourth fiscal quarters (April through September). In addition, our working capital requirements fluctuate throughout the year. Adverse market or operating conditions during any seasonal part of the fiscal year could have a material adverse effect on our business, financial condition and results of operations.
We face the risk of work stoppages or other labor disruptions that could impact our results of operations negatively.
     As of June 30, 2007, approximately 80% of our workforce consisted of hourly employees, and of those approximately 80% are represented by unions. Nearly all of the hourly employees at Neenah, Dalton, Advanced Cast Products and Mercer are members of either the United Steelworkers of America or the Glass, Molders, Pottery, Plastics and Allied Workers International Union. As a result, we could experience work stoppages or other labor disruptions. If this were to occur, we may not be able to satisfy our customers’ orders on a timely basis.

The nature of our business exposes us to liability for violations of environmental regulations and releases of hazardous substances.
     The risk of environmental liability is inherent in the manufacturing of casting and forging products. We are subject to numerous laws and regulations governing, among other things: discharges to air, water and land; the generation, handling and disposal of solid and hazardous waste; the cleanup of properties affected by hazardous substances; and the health and safety of our employees. Changes in environmental laws and regulations, or the discovery of previously unknown contamination or other liabilities relating to our properties and operations, could require us to sustain significant environmental liabilities which could make it difficult to pay the interest or principal amount of the notes when due. In addition, we might incur significant capital and other costs to comply with increasingly stringent emission control laws and enforcement policies which could decrease our cash flow available to service our indebtedness. We are also required to obtain permits from governmental authorities for certain operations. We cannot assure you that we have been or will be at all times in complete compliance with such laws, regulations and permits. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators.
     Under certain environmental laws, we could be held responsible for all of the costs relating to any contamination at our past or present facilities and at third party waste disposal sites. We could also be held liable for any and all consequences arising out of human exposure to such substances or other environmental damage.
     Environmental laws are complex, change frequently and have tended to become increasingly stringent over time. We incur operating costs and capital expenditures on an ongoing basis to ensure our compliance with applicable environmental laws and regulations. We cannot assure you that our costs of complying with current and future environmental and health and safety laws and regulations, and our liabilities arising from past or future releases of, or exposure to, hazardous substances will not adversely affect our business, results of operations or financial condition. See Item 1, “Business” under the heading “Environmental Matters.”
Failure to raise necessary capital could restrict our ability to operate and further develop our business.
     Our capital resources may be insufficient to enable us to maintain operating profitability. Failure to generate or raise sufficient funds may require us to delay or abandon some expansion plans or expenditures, which could harm our business and competitive position.
     We estimate that our aggregate capital expenditures and debt service requirements in fiscal 2007 will include the following:
•	approximately $18.0 million primarily for necessary maintenance capital expenditures and selected strategic capital investments required to maintain optimum operating efficiencies, not including the new mold line described elsewhere herein;

•	approximately $32.2 million for Neenah’s new mold line (of the total cost of approximately $54 million); and

•	approximately $30.8 million for debt service on Neenah’s 9 1/2% Senior Secured Notes due 2017 (the “9 1/2% Notes”) and Neenah’s 12 1/2% Senior Subordinated Notes due 2013 (the “12 1/2% Notes”) plus any additional interest expense from amounts outstanding under Neenah’s $100 million revolving loan and security agreement (the “2006 Credit Facility”).
In addition, we will require funds for general corporate expenses, other expenses (including pension funding discussed in Item 2, “Financial Information” under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations”), certain environmental capital expenditures and for working capital needs.
     On December 29, 2006, we closed on the refinancing transactions described in Item 2, “Financial Information” under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments — Refinancing Transactions.” We may choose to meet any additional financial needs by borrowing additional funds under the 2006 Credit Facility or from other sources. As of June 30, 2007, we had approximately $18.8 million outstanding and approximately $77.1 million of availability under Neenah’s 2006 Credit Facility. Our ability to issue debt securities, borrow funds from additional lenders and participate in vendor financing programs are restricted under the terms of the 2006 Credit Facility, the indenture governing Neenah’s 9 1/2% Notes and Neenah’s 12 1/2% Notes. Furthermore, the lenders may not waive these restrictions if additional financing is needed beyond that which is currently permitted.
We may not achieve the expected benefits of Neenah’s new mold line on a timely basis or at all.
     As part of our business strategy, we are proceeding with a $54 million capital project to replace an existing mold line at our Neenah facility. We expect the new mold line to become operational in early calendar 2008. We believe we have access to sufficient funds to support this project. However, similar to other large capital expenditure projects, we are at risk to many factors beyond our control that may prevent or hinder our implementation of the new mold line or lead to cost overruns, including new or more expensive obligations to comply with environmental regulations, technical or mechanical problems, construction delays, shortages of equipment, materials or skilled labor, lack of available capital and other factors. Even if we effectively implement this project, we may not be able to capitalize on the additional capacity the mold line will provide, which may result in sales or profitability at lower levels than anticipated. Failure to successfully implement this business strategy on a timely basis or at all may adversely affect our business prospects and results of operations.
If we are unable to integrate acquired businesses, that may adversely affect operations.
     As part of our business strategy, we will continue to evaluate and may pursue selected acquisition opportunities that we believe may provide us with certain operating and financial benefits. If we complete any such acquisitions, they may require integration into Neenah’s existing business with respect to administrative, financial, sales and marketing, manufacturing and other functions to realize these benefits. If we are unable to successfully integrate an acquisition, we may not realize the benefits identified in our due diligence process, and our financial results may be negatively impacted. Additionally, significant unexpected liabilities may arise after completion of an acquisition.

Our controlling stockholders may have interests that differ from the interests of other investors.
     A majority of our outstanding stock on both an actual and a fully-diluted basis is owned by two affiliated investment funds, Tontine Capital Partners, L.P. (“TCP”) and Tontine Capital Overseas Master Fund, L.P. (“TCO” and, together with TCP, “Tontine”). As a result, Tontine controls our affairs, including the election of directors who in turn appoint management. Tontine controls any action requiring the approval of the holders of stock, including adoption of amendments to our corporate charter and approval of a merger or sale of all or substantially all assets. It also controls decisions affecting our capital structure, such as decisions regarding the issuance of additional capital stock, the implementation of stock repurchase programs and the declaration of dividends. The interests of Tontine may not in all cases be aligned with the interests of other investors. Additionally, Tontine is in the business of investing in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. Tontine may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.
Terrorist attacks could adversely affect our results of operations, our ability to raise capital or our future growth.
     The impact that terrorist attacks, such as those carried out on September 11, 2001, and the war in Iraq, as well as events occurring in response to or in connection with them, may have on our industry in general, and on us in particular, is unknown at this time. Such attacks, and the uncertainty surrounding them, may impact our operations in unpredictable ways, including disruptions of rail lines, highways and fuel supplies and the possibility that our facilities could be direct targets of, or indirect casualties of, an act of terror. In addition, war or risk of war may also have an adverse effect on the economy. A decline in economic activity could adversely affect our revenues or restrict our future growth. Instability in the financial markets as a result of terrorism or war could also affect our ability to raise capital. Such attacks may lead to increased volatility in fuel costs and availability and could affect the results of operations. In addition, the insurance premiums charged for some or all of the coverages we currently maintain could increase dramatically, or the coverages could be unavailable in the future.
Our substantial indebtedness could adversely affect our financial health.
     We have a significant amount of indebtedness. At June 30, 2007, Neenah and its subsidiaries had approximately $226.5 million of secured indebtedness outstanding consisting of approximately $1.5 million of capital lease obligations and $225.0 million of 9 1/2% Notes. Neenah also had $75.0 million of 12 1/2% Notes outstanding (which are unsecured senior subordinated notes). In addition, at June 30, 2007, Neenah had approximately $18.8 million of secured borrowings outstanding under the 2006 Credit Facility and had unused availability of $77.1 million. We expect to further increase our overall debt during the next 12 months to fund the new mold line.
     Our substantial indebtedness could have important consequences to our stockholders. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our outstanding notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	increase our vulnerability to and limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	expose us to the risk of increased interest rates as borrowings under our 2006 Credit Facility will be subject to variable rates of interest;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.
     In addition, the indenture for Neenah’s 9 1/2% Notes, Neenah’s 12 1/2% Notes and Neenah’s 2006 Credit Facility contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts.
Despite our current substantial indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could intensify the risks associated with our substantial leverage.
     We and our subsidiaries may be able to incur substantial additional indebtedness in the future because the terms of the indenture governing Neenah’s 9 1/2% Notes, Neenah’s 12 1/2% Notes and Neenah’s 2006 Credit Facility do not fully prohibit us or our subsidiaries from doing so. In addition, subject to covenant compliance and certain conditions, Neenah’s 2006 Credit Facility would have permitted additional borrowings of approximately $77.1 million as of June 30, 2007. If new indebtedness is added to the current debt levels of Neenah and our other subsidiaries, the related risks that we and they now face could intensify.
To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.
     Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures, research and development efforts and other cash needs will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.
     We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under Neenah’s 2006 Credit Facility or otherwise in an amount sufficient to enable us to pay our indebtedness, including our outstanding notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before the maturity thereof. We cannot assure stockholders that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. We cannot assure stockholders that any such actions, if necessary, could be effected on commercially reasonable terms or at all.
The terms of Neenah’s debt impose restrictions on us that may affect our ability to successfully operate our business.
     Neenah’s 2006 Credit Facility, the indenture governing the 9 1/2% Notes and the 12 1/2% Notes contain covenants that limit our actions. These covenants could materially and adversely affect our ability to finance our future operations or capital needs or to engage in other business activities that may be in our best interests. The covenants limit our ability to, among other things:
•	incur or guarantee additional indebtedness;

•	pay dividends or make other distributions on capital stock;

•	repurchase capital stock;

•	make loans and investments;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends;

•	create liens;

•	sell or otherwise dispose of assets;

•	enter new lines of business;

•	merge or consolidate with other entities; and

•	engage in transactions with affiliates.
     Neenah’s 2006 Credit Facility also contains financial covenants. Our ability to comply with these covenants and requirements may be affected by events beyond our control, such as prevailing economic conditions and changes in regulations, and if such events occur, we cannot be sure that we will be able to comply. A breach of these covenants could result in a default under the indenture governing the 9 1/2% Notes, under the 12 1/2% Notes and/or the 2006 Credit Facility. If there were an event of default under the indenture for the 9 1/2% Notes, under the 12 1/2% Notes and/or the 2006 Credit Facility, holders of such defaulted debt could cause all amounts borrowed under these instruments to be due and payable immediately and the lenders under the 2006 Credit Facility could terminate their commitments to lend. We cannot assure stockholders that our assets or cash flow will be sufficient to repay borrowings under the outstanding debt instruments in the event of a default thereunder.
     Our financial information before October 1, 2003 is not directly comparable to our financial information after that date.
     As a result of the consummation of the Plan of Reorganization on October 8, 2003 (the “Effective Date”), we began operating our business under a new capital structure and became subject to the fresh-start reporting rules. Fresh-start reporting required that we establish a “fair value” basis for the carrying value of the assets and liabilities of our reorganized company. We implemented fresh-start reporting as of October 1, 2003. Accordingly, our financial condition and results of operations before October 1, 2003 are not directly comparable to the financial condition or results of operations after that date that are contained in this registration statement. See Item 15, “Financial Statements and Exhibits.”
Risks Relating to Our Common Stock
There is no history of public trading for our shares and an active trading market for our common stock may not develop.
     Historically, there has been no public market for our shares of common stock. This registration statement is registering our common stock under Section 12(g) of the Securities Exchange Act of 1934 and we intend to have our shares of common stock traded on the OTC Bulletin Board. In addition, in the future, we anticipate that we will seek to have our shares of common stock listed on The Nasdaq Stock Market if and when we satisfy the eligibility requirements, but there is no assurance that we will be successful in doing so. Despite our expectations to have our common stock listed for trading, an active trading market for our shares may not develop or be sustained. Accordingly, stockholders may not be able to sell their shares quickly or at the market price if trading in our stock is not active.
Our charter documents contain provisions that may discourage, delay, or prevent a change of control.
     Some provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to stockholders. As described in the “Introduction” section of this registration statement, our certificate of incorporation and bylaws include the following:

•	ability of our board of directors to authorize the issuance of preferred stock in series without stockholder approval;

•	vesting of exclusive authority in the board of directors to determine the size of the board and to fill vacancies (within specified limits);

•	advance notice requirements for stockholder proposals and nominations for election to the board of directors; and

•	prohibitions on our stockholders from acting by written consent and limitations on calling special meetings of stockholders.
We do not expect to pay any dividends for the foreseeable future.
     We do not anticipate paying any dividends to our stockholders for the foreseeable future. Neenah’s 2006 Credit Facility and the indenture for Neenah’s 9 1/2% Notes and its 12 1/2% Notes also restrict our ability to pay dividends, with limited exceptions. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial conditions, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.
  The price of our common stock may fluctuate significantly, which could lead to losses for stockholders.
     The trading prices of the stock of newly public companies can experience extreme price and volume fluctuations. These fluctuations often can be unrelated or out of proportion to the operating performance of these companies. We expect our stock price to be similarly volatile. These broad market fluctuations may continue and could harm our stock price. Any negative change in the public’s perception of the prospects of U.S. foundry companies or of the markets into which we sell our castings and forgings could also depress our stock price, regardless of our actual results.
     Factors affecting the trading price of our common stock will include (among others):
•	variations in our operating results;

•	expenses associated with accounting and internal control requirements applicable to public companies;

•	announcements of strategic alliances or significant agreements by us or by our competitors;

•	recruitment or departure of key personnel;

•	changes in the estimates of our operating results or changes in recommendations by any securities analyst that elects to follow our common stock;

•	market conditions in our industry, the industries of our customers and the economy as a whole;

•	sales of large blocks of our common stock; and

•	changes in accounting principles or changes in interpretations of existing principles, which could affect our financial results.
  Substantial sales of our common stock by our stockholders could depress our stock price regardless of our operating results.
     Sales of substantial amounts of our common stock in the public market could reduce the prevailing market prices for our common stock. As of August 6, 2007, after our 1-for-5 reverse stock split, we had approximately 13,672,764 shares of common stock outstanding, and we had warrants outstanding that are exercisable for an additional 2,537,235 shares of common stock at an exercise price of $0.05 per share. Substantially all of these shares of our common stock will be eligible for resale, in some cases subject to volume restrictions.
     Our directors, executive officers (including Mr. Ostendorf, who became our President and Chief Executive Officer on July 2, 2007 and was granted 250,000 shares of restricted common stock on that date (50,000 shares as adjusted for our subsequent 1-for-5 reverse stock split)) and controlling stockholders beneficially own approximately 58% of our outstanding common stock on a fully-diluted basis and approximately 69% of our common stock actually outstanding, which will limit the ability of other stockholders to influence the outcome of key transactions, including changes of control.
     As of August 6, 2007, after our 1-for-5 reverse stock split, Tontine beneficially owned 9,065,697 shares of our common stock, which represents approximately 56% of our stock on a fully-diluted basis and approximately 66% of the shares actually outstanding. Our directors and executive officers, in the aggregate, including Mr. Ostendorf, beneficially owned approximately 2% of our outstanding common stock on a fully-diluted basis as of that date. As a result, Tontine and these officers and directors have voting control and are able to control the election of directors and the approval of significant corporate transactions. This concentration of ownership may delay, deter or prevent a change of control of our company and will make some transactions more difficult or impossible without the support of these stockholders.
  If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.
     The trading market for our common stock may rely in part on whether there are research and reports that equity research analysts publish about us and our business. We do not control the opinions of these analysts. The price of our stock could decline if one or more equity analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

  The availability of shares for issuance in the future could reduce the market price of our common stock.
     In the future, we may issue securities to raise cash for acquisitions or other corporate purposes. We may also acquire interests in outside companies by using a combination of cash and our common stock or just our common stock. We may also issue securities convertible into our common stock. Any of these events may dilute our stockholders’ ownership interests in our company and have an adverse impact on the price of our common stock.
     In addition, sales of a substantial amount of our common stock in the public market, or the perception that these sales may occur, could reduce the market price of our common stock. This could also impair our ability to raise additional capital through the sale of our securities.
  We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.
     As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company. The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, have imposed various new requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these new rules and regulations could make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage.

ITEM 2. FINANCIAL INFORMATION
SELECTED CONSOLIDATED FINANCIAL DATA
     The following table sets forth our selected historical consolidated financial data as of and for the nine months ended June 30, 2007 and 2006 (unaudited), which have been derived from our unaudited interim condensed consolidated financial statements, and as of and for the years ended September 30, 2006, 2005 and 2004 (which have been derived from our audited consolidated financial statements), and for the years ended 2003 and 2002 (unaudited). The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.
     The information contained in the following table should also be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical consolidated financial statements and related notes included elsewhere in this registration statement. The earnings (loss) per share amounts in the table have been retroactively restated for our 1-for-5 reverse stock split that became effective on August 3, 2007.

	Reorganized(1)					Predecessor(1)
	Nine Months Ended
	June 30,		Fiscal Year Ended September 30,
	2007	2006	2006	2005	2004	2003(2)	2002(2)(3)
	(In thousands)
Statement of Operations Data:
Net sales	$355,969	$399,951	$542,452	$541,772	$450,942	$375,063	$387,707
Cost of sales	304,314	329,691	442,558	440,818	375,124	321,834	323,740

Gross profit	51,655	70,260	99,894	100,954	75,818	53,229	63,967
Selling, general and administrative expenses	27,865	25,893	34,314	34,467	27,374	26,132	28,743
Litigation settlement	—	—	—	6,500	—	—	—
Amortization expense	5,342	5,339	7,120	7,124	7,121	3,819	3,829
Debt refinancing costs	20,429	—	—	—	—	—	—
Other expenses (income)	(22)	(19)	127	953	465	195	618

Operating income (loss)	(1,959)	39,047	58,333	51,910	40,858	23,083	30,777
Interest expense, net	22,469	24,910	33,327	33,406	33,363	47,429	43,456
Reorganization expense	—	—	—	—	—	7,874	—

Income (loss) from continuing operations before income taxes	(24,428)	14,137	25,006	18,504	7,495	(32,220)	(12,679)
Provision (credit) for income taxes	(9,507)	5,518	8,857	3,409	3,881	(8,217)	(5,593)

Income (loss) from continuing operations	(14,921)	8,619	16,149	15,095	3,614	(24,003)	(7,086)
Loss from discontinued operations, net of income taxes	—	—	—	—	(359)	(1,095)	(41,750)
Loss on sale of discontinued operations, net of income taxes	—	—	—	—	—	(1,596)	—

Net income (loss)	$(14,921)	$8,619	$16,149	$15,095	$3,255	$(26,694)	$(48,836)

	Reorganized(1)					Predecessor(1)
	Nine Months Ended
	June 30,		Fiscal Year Ended September 30,
	2007	2006	2006	2005	2004	2003(2)	2002(2)(3)
	(In thousands)
Earnings (loss) per share from continuing operations – Basic	(1.54)	.94	1.72	1.71	.45	N/M	N/M
Earnings (loss) per share from continuing operations – Diluted	(1.54)	.54	.99	.94	.23	N/M	N/M
Balance Sheet Data (at end of period):
Cash and cash equivalents	$—	$—	$910	$3,484	$—	$24,356	$26,164
Working capital	102,226	68,369	74,061	62,979	49,927	99,257	62,251
Total assets	438,103	415,767	410,920	412,555	407,440	536,834	569,388
Total debt	320,292	281,546	265,416	271,754	283,801	446,103	458,178
Total stockholders’ equity (deficit)	24,518	26,014	39,228	17,395	8,793	(47,927)	(20,571)
Other Financial Data:
Capital expenditures	33,315	13,368	17,803	17,572	12,713	11,900	9,055

(1)	On August 5, 2003, ACP and Neenah filed for bankruptcy protection. They emerged from bankruptcy on October 8, 2003. Although the Plan of Reorganization became effective on October 8, 2003 (the “Effective Date”), due to the immateriality of the results of operations for the period between October 1, 2003 and the Effective Date, for financial reporting purposes we recorded the fresh-start adjustments necessitated by the American Institute of Certified Public Accountants Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code,” on October 1, 2003. As a result of the gain on extinguishment of debt and adjustments to the fair value of assets and liabilities, we recognized a $52.9 million reorganization gain on October 1, 2003. As a result of our emergence from Chapter 11 bankruptcy and the application of fresh-start reporting, our consolidated financial statements for the periods commencing on October 1, 2003 are referred to as the “Reorganized Company” and are not comparable with any periods prior to October 1, 2003, which are referred to as the “Predecessor Company.” All references to the nine months ended June 30, 2007 and 2006 and to the years ended September 30, 2006, 2005 and 2004 are to the Reorganized Company. All references to the years ended September 30, 2003 and 2002 are to the Predecessor Company.

(2)	During the year ended September 30, 2003, we sold substantially all of the assets of Belcher Corporation. The results of Belcher Corporation have been reported separately as discontinued operations for all periods presented.

(3)	During the year ended September 30, 2002, we discontinued the operations of Cast Alloys. The results of Cast Alloys have been reported separately as discontinued operations for all periods presented.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
     Due to the Company’s emergence from its Chapter 11 proceedings on October 8, 2003, the Company has implemented the “fresh start” accounting provisions of AICPA

Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code,” (“SOP 90-7”) to its financial statements. Fresh start requires that, upon the Company’s emergence, the Company establish a “fair value” basis for the carrying value of the assets and liabilities for the reorganized Company. Although the effective date of the Plan of Reorganization was October 8, 2003, due to the immateriality of the results of operations for the period between October 1, 2003 and the effective date, the Company accounted for the consummation of the Plan of Reorganization as if it had occurred on October 1, 2003 and implemented fresh start accounting as of that date.
Overview
     We derive substantially all of our revenue from manufacturing and marketing a wide range of iron castings and steel forgings for the heavy municipal market and selected segments of the industrial market. We have two reportable segments, castings and forgings. Through our castings segment, we are a leading producer of iron castings for use in heavy municipal and industrial applications. For heavy municipal market applications, we sell to state and local municipalities, contractors, precasters and supply houses. We primarily sell our industrial castings directly to original equipment manufacturers, or OEMs, and tier-one suppliers with whom we have established close working relationships. Through our forgings segment, operated by Mercer, we produce complex-shaped forged steel and micro alloy components for use in transportation, railroad, mining and heavy industrial applications. Mercer sells directly to OEMs, as well as to industrial end-users. Mercer’s subsidiary, A&M Specialties, Inc., machines forgings and castings for Mercer and various industrial customers. Restructuring charges and certain other expenses, such as income taxes, general corporate expenses and financing costs, are not allocated between our two operating segments.
Recent Developments
     Reverse Stock Split. On August 3, 2007, an amendment to our certificate of incorporation effected a 1-for-5 reverse stock split, among other things. See Item 11, “Description of Registrant’s Securities to be Registered.” All of the share and per share amounts in this Item 2, “Financial Information,” have been retroactively restated to adjust for the reverse stock split.
     Refinancing Transactions. On December 29, 2006, we repaid our outstanding indebtedness under Neenah’s then existing credit facility, repurchased all $133.1 million of Neenah’s outstanding 11% Senior Secured Notes due 2010 through an issuer tender offer, retired $75 million of Neenah’s outstanding 13% Senior Subordinated Notes due 2013 (the “13% Notes”) by exchanging them for $75 million of new 12 1/2% Senior Subordinated Notes due 2013 (the “12 1/2% Notes”) in a private transaction, and called for redemption all $25 million of Neenah’s 13% Notes that remained outstanding after the exchange for 12 1/2% Notes. Those remaining 13% Notes were redeemed on February 2, 2007. To fund these payments and to provide cash for our capital expenditures, ongoing working capital requirements and general corporate purposes, Neenah (a) issued $225 million of new 9 1/2% Senior Secured Notes due 2017 (the “9 1/2% Notes”) and the $75 million of 12 1/2% Notes and (b) entered into an amended and restated credit facility (the “2006 Credit Facility”) providing for borrowings in an amount of up to $100 million. The 9 1/2% Notes were initially issued in a private offering that was not registered under the Securities Act, and were subsequently registered pursuant to an exchange offer in which the unregistered notes were exchanged for freely transferable notes. That exchange offer was completed on April 18, 2007. We refer to these actions collectively as the “Refinancing Transactions.”
     New Mold Line. We are continuing to invest in a $54 million capital project to replace a 40-year-old mold line at our Neenah facility. Our new state-of-the-art mold line is expected to significantly enhance operating efficiencies, increase capacity and provide expanded molding capabilities for our heavy municipal products. As of June 30, 2007, $19.3 million (excluding capitalized interest of $1.4 million) had been spent on the new mold line project with approximately $34.7 million remaining to be spent to complete the project. Based on our current and projected level of operations, we anticipate that our operating cash flows and borrowings under the 2006 Credit Facility will be sufficient to fund this and other anticipated operational investments, including working capital and capital expenditure needs, over the remaining construction timeframe. We expect the new mold line to become operational in spring of 2008.
     Order of Abatement at Gregg Facility. Due to neighborhood complaints, we are presently operating the Gregg facility under the terms of an order of abatement with the California South Coast Air Quality Management District (SCAQMD). Despite being in compliance with federal and state emission laws, the order requires us to comply with certain operating parameters in an effort to reduce odors. Failure to operate within such criteria could result in the SCAQMD terminating operations at the Gregg facility. The current order expires on September 15, 2007, after which we expect to operate the Gregg facility pursuant to a new operating permit. We believe we are in compliance with the testing and operating requirements mandated by the current order and that our actions have resulted in a substantial reduction in the intensity and frequency of downwind odors.
      Coke Supplier Ceases Operations. Our major supplier of metallurgical coke, a key raw material used in our iron melting process, ceased coking production and operations at its plant in May, 2007. We have secured other alternatives to ensure coke supply to our foundries. Increases in price or interruptions in the availability of coke could reduce our profits.
2003 Reorganization
     On August 5, 2003, we, together with Neenah, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code, as amended, with the United States Bankruptcy Court for the District of Delaware and submitted to the Bankruptcy Court for approval the Disclosure Statement for our Amended Prepackaged Joint Chapter 11 Plan of Reorganization, which we call the Plan of Reorganization.
     By order dated September 26, 2003, the Bankruptcy Court confirmed the Plan of Reorganization and the Plan of Reorganization became effective on October 8, 2003. October 8, 2003 is hereinafter referred to as the “Effective Date.” The Plan of Reorganization allowed us to emerge from bankruptcy with an improved capital structure. Because we had arranged to continue paying our trade debt on a timely basis, we had sufficient trade credit to continue operations in the ordinary course of business during the pendency of the Chapter 11 proceedings.

     As a result of the Plan of Reorganization, significant changes resulted to our capital structure. Although the Plan of Reorganization became effective on October 8, 2003, due to the immateriality of the results of operations for the period between October 1, 2003 and the Effective Date, for financial reporting purposes we recorded the fresh-start adjustments necessitated by SOP 90-7 on October 1, 2003.
     As a result of our emergence from Chapter 11 bankruptcy and the application of fresh-start reporting, our consolidated financial statements for the periods commencing on October 1, 2003 are referred to as the “Reorganized Company” and are not comparable with any periods prior to October 1, 2003, which are referred to as the “Predecessor Company” (see Note 1 in the Notes to Consolidated Financial Statements).
     All references to the periods subsequent to October 1, 2003 are to the Reorganized Company. All references to periods prior to that date are to the Predecessor Company.
Results of Operations
Nine months ended June 30, 2007 Compared to Nine Months Ended June 30, 2006
     Net Sales. Net sales for the nine months ended June 30, 2007 were $356.0 million, which are $44.0 million or 11.0% lower than the nine months ended June 30, 2006. The decrease was primarily due to reduced shipments of municipal products, components shipped to heating, ventilation and air conditioning (HVAC) customers and heavy-duty truck components. New housing starts have declined in fiscal 2007 from 2006 levels, reflecting softness in the overall housing sector. As a result, sales of municipal products castings are down approximately $12.0 million in the nine months ended June 30, 2007 compared to the same period in 2006 and sales to the HVAC market are down approximately $6.9 million in the nine months ended June 30, 2007 compared to the same period in 2006. Also, due to new emission standards that took effect January 1, 2007, heavy-duty truck production has declined significantly as many customers accelerated purchases in 2006, artificially increasing 2006 sales to customers in the heavy-duty truck market. As a result, sales of heavy-duty truck products are down approximately $17.9 million in the nine months ended June 30, 2007 compared to the same period in 2006. Sales to other markets are down approximately $7.2 million in the nine months ended June 30, 2007 compared to the same period in 2006.
     Cost of Sales. Cost of sales for the nine months ended June 30, 2007 was $304.3 million, a decrease of $25.4 million, or 7.7%, as compared to the nine months ended June 30, 2006. Cost of sales as a percentage of net sales increased to 85.5% for the nine months ended June 30, 2007 from 82.4% for the nine months ended June 30, 2006, primarily as a result of an approximately 4% increase in raw material costs, principally in the price of steel scrap, and a decreased ability to absorb fixed costs due to lower production levels.
     Gross Profit. Gross profit for the nine months ended June 30, 2007 was $51.7 million, a decrease of $18.6 million, or 26.5%, as compared to the nine months ended June 30, 2006. Gross profit as a percentage of net sales decreased to 14.5% for the nine months ended June 30, 2007 from 17.6% for the nine months ended June 30, 2006, primarily as a result of the increased raw material costs and a decreased ability to absorb fixed costs due to lower production levels as discussed above.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses for the nine months ended June 30, 2007 were $27.9 million, an increase of $2.0 million, or 7.7%, as compared to the $25.9 million for the nine months ended June 30, 2006. Selling, general and administrative expenses as a percentage of net sales increased to 7.8% for the nine months ended June 30, 2007 from 6.5% for the nine months ended June 30, 2006. The increase in selling, general and administrative expenses is due mainly to a decrease in the rebate received from countervailing duties assessed on imported products, increased costs incurred to comply with the order of abatement at the Gregg facility, an additional $0.95 million of expense recognized for the settlement of a disputed claim from an investment bank and $0.65 million of expense for the settlement of an employment related lawsuit.
     Amortization of Intangible Assets. Amortization of intangible assets was $5.3 million for the nine months ended June 30, 2007 and $5.3 million for the nine months ended June 30, 2006.
     Debt Refinancing Costs. The Company recorded $20.4 million of debt refinancing costs in the nine months ended June 30, 2007 related to the Refinancing Transactions. This amount consisted of a $12.9 million tender premium paid to repurchase Neenah’s 11% Senior Secured Notes due 2010, $5.9 million to write off the unamortized portion of discount on Neenah’s 11% Senior Secured Notes and $1.6 million to write off the unamortized portion of deferred financing costs on Neenah’s old indebtedness.
     Operating Income (Loss). Operating loss was $2.0 million for the nine months ended June 30, 2007, a decrease of $41.0 million from operating income of $39.0 million for the nine months ended June 30, 2006. As a percentage of net sales, the operating loss was (0.5)% for the nine months ended June 30, 2007, compared to operating income of 9.8% of net sales for the nine months ended June 30, 2006. The decrease in operating income was primarily due to the reduced sales volume, $20.4 million of refinancing costs incurred in connection with the Refinancing Transactions described above, the increases in raw material costs and increased costs associated with the settlement of claims discussed above.
     Net Interest Expense. Net interest expense was $22.5 million for the nine months ended June 30, 2007 compared to $24.9 million for the nine months ended June 30, 2006. The decrease in interest expense was the result of capitalizing interest incurred on borrowings used to finance the new mold line, lower interest rates on borrowings in the nine months ended June 30, 2007 and the termination of bond discount amortization as a result of the Refinancing Transactions.
     Income Tax Provision (Benefit). The effective tax rate for the nine months ended June 30, 2007 and 2006 was 39%. The effective tax rate for the nine months ended June 30, 2007 and 2006 includes the estimated favorable impact of the Production Activities Deduction as permitted under the American Jobs Creation Act of 2004.

     Income (Loss) and Earnings (Loss) Per Share from Continuing Operations. As a result of the items described above, the loss from continuing operations was $14.9 million for the nine months ended June 30, 2007, compared to income from continuing operations of $8.6 million for the nine months ended June 30, 2007. On a diluted basis, the loss per share from continuing operations (after adjusting for our subsequent 1-for-5 reverse stock split) was $(1.54) for the nine months ended June 30, 2007, compared to earnings per share from continuing operations of $0.54 for the nine months ended June 30, 2006.
Fiscal Year Ended September 30, 2006 Compared to the Fiscal Year Ended September 30, 2005
     Net Sales. Net sales for the year ended September 30, 2006 were $542.5 million, which was $0.7 million or 0.1% higher than the year ended September 30, 2005. The increase was due to increased shipments of heavy duty truck and municipal products, somewhat offset by reduced shipments of products to the HVAC (heating, ventilation and air conditioning) market and various normal mix changes within the remaining market segments of our business.
     Cost of Sales. Cost of sales was $442.6 million for the year ended September 30, 2006, which was $1.8 million or 0.4% higher than the year ended September 30, 2005. Cost of sales as a percentage of net sales increased to 81.6% during the year ended September 30, 2006 from 81.4% for the fiscal year ended September 30, 2005. The increase in cost of sales was due to a slightly less favorable mix of products sold throughout the Company and operating inefficiencies at two of our locations.
     Gross Profit. Gross profit was $99.9 million for the year ended September 30, 2006, which was $1.1 million or 1.1% lower than the year ended September 30, 2005. Gross profit as a percentage of net sales decreased to 18.4% during the year ended September 30, 2006 from 18.6% for the fiscal year ended September 30, 2005. The decrease in gross profit resulted from a slightly less favorable mix of products sold throughout the Company and operating inefficiencies at two of our locations.
     Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended September 30, 2006 were $34.3 million, a decrease of $0.2 million from the $34.5 million for the year ended September 30, 2005. As a percentage of net sales, selling, general and administrative expenses decreased to 6.3% for the year ended September 30, 2006 from 6.4% for the fiscal year ended September 30, 2005.
     Amortization of Intangible Assets. Amortization of intangible assets was $7.1 million for each of the years ended September 30, 2006 and September 30, 2005.
     Other Expenses. Other expenses for the years ended September 30, 2006 and 2005 consist of losses of $0.1 million and $1.0 million, respectively, for the disposal of long-lived assets in the ordinary course of business.

     Operating Income. Operating income was $58.3 million for the year ended September 30, 2006, an increase of $6.4 million or 12.3% from the year ended September 30, 2005. The increase was due to the $6.5 million litigation settlement incurred in the year ended September 30, 2005. As a percentage of net sales, operating income increased from 9.6% for the year ended September 30, 2005 to 10.7% for the year ended September 30, 2006.
     Net Interest Expense. Net interest expense was $33.3 million and $33.4 million for the years ended September 30, 2006 and 2005, respectively.
     Provision for Income Taxes. The effective tax rate for years ended September 30, 2006 and 2005 was 35% and 18%, respectively. The provision for income taxes for the year ended September 30, 2005 is lower than the amount computed by applying our statutory rate of 35% to the income before income taxes principally due to a change in the tax method of determining LIFO inventory and the recognition of permanent differences due to the reorganization. The change in tax method of determining LIFO inventory resulted in a tax benefit of $2.7 million, which increased fiscal 2005 net income by $2.7 million.
     Income and Earnings Per Share from Continuing Operations. As a result of the items described above, the income from continuing operations was $16.1 million for the year ended September 30, 2006, compared to income from continuing operations of $15.1 million for the year ended September 30, 2005. On a diluted basis, earnings per share from continuing operations (after adjusting for our subsequent 1-for-5 reverse stock split) was $0.99 and $0.94, respectively, for the same periods.
Fiscal Year Ended September 30, 2005 Compared to the Fiscal Year Ended September 30, 2004
     Net Sales. Net sales for the year ended September 30, 2005 were $541.8 million, which was $90.9 million or 20.2% higher than the year ended September 30, 2004. The increase was due to increased demand for industrial castings used in the heavy duty truck market, increased shipments of municipal products, higher pricing (including steel scrap cost recovery) on both industrial and construction castings, and new business at all locations.
     Cost of Sales. Cost of sales was $440.8 million for the year ended September 30, 2005, which was $65.7 million or 17.5% higher than the year ended September 30, 2004. Cost of sales as a percentage of net sales decreased to 81.4% during the year ended September 30, 2005 from 83.2% for the fiscal year ended September 30, 2004. The decrease in cost of sales as a percentage of net sales was due to efficiencies achieved by operating the manufacturing plants at higher capacity.
     Gross Profit. Gross profit was $101.0 million for the year ended September 30, 2005, which was $25.2 million or 33.2% higher than the year ended September 30, 2004. Gross profit as a percentage of net sales increased to 18.6% during the year ended September 30, 2005 from 16.8% for the fiscal year ended September 30, 2004. The majority of the increase in gross profit resulted from sales volume increases and the efficiencies achieved by operating the manufacturing plants at higher capacity.
     Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended September 30, 2005 were $34.5 million, an increase of $7.1 million from the $27.4 million for the year ended September 30, 2004. As a percentage of net sales, selling, general and administrative expenses increased to 6.4% for the year ended September 30, 2005 from 6.1% for the fiscal year ended September 30, 2004. The increase was due to increased expense for incentive plans based on improved profitability, the writeoff of a large accounts receivable balance of a customer who filed for Chapter 11 bankruptcy protection, a decrease in the rebate received from countervailing duties assessed on imported products, and increases in fringe benefit costs, specifically health care. Also, legal and professional costs increased in comparison to the prior year; however, the prior year cost level was abnormally low due to the majority of the 2004 legal and professional fees related to the bankruptcy reorganization, which were recorded in fresh start accounting.
     Settlement of Litigation. On November 22, 2004, Neenah entered into a letter of intent (“LOI”) with respect to a proposed management buyout of all the outstanding stock of Mercer Forge Corporation (“Mercer”). The parties to the LOI, however, were unable to agree on the terms of a definitive agreement by the extended termination date of the LOI, which had lapsed. On January 24, 2005, JD Holdings, LLC (“JDH”), one of the counterparties to the LOI, filed a complaint in the United States District Court for the Southern District of New York against Neenah alleging, among other things, that Neenah breached the terms of the LOI by not consummating the sale of the stock of Mercer to JDH.
     On August 5, 2005, the parties agreed to settle this matter. The settlement provided for a $6.5 million cash payment by Neenah to JDH and the exchange of full and final releases by the parties on behalf of themselves and their respective members, officers, directors, affiliates and shareholders.
     Amortization of Intangible Assets. Amortization of intangible assets was $7.1 million for each of the years ended September 30, 2005 and September 30, 2004.
     Other Expenses. Other expenses for the years ended September 30, 2005 and 2004 consist of losses of $1.0 million and $0.5 million, respectively, for the disposal of long-lived assets in the ordinary course of business.
     Operating Income. Operating income was $51.9 million for the year ended September 30, 2005, an increase of $11.0 million or 26.9% from the year ended September 30, 2004. The increase was caused by the reasons discussed above under gross profit and was partially offset by the $6.5 million litigation settlement and increased selling, general and administrative expenses. As a percentage of net sales, operating income increased from 9.1% for the year ended September 30, 2004 to 9.6% for the year ended September 30, 2005.

     Net Interest Expense. Net interest expense was $33.4 million for each of the years ended September 30, 2005 and 2004.
     Provision for Income Taxes. The provision for income taxes for the year ended September 30, 2005 is lower than the amount computed by applying our statutory rate of 35% to the income before income taxes principally due to a change in the tax method of determining LIFO inventory and the recognition of permanent differences due to the reorganization. The change in tax method of determining LIFO inventory resulted in a tax benefit of $2.7 million, which increased fiscal 2005 net income by $2.7 million.
     Income and Earnings Per Share from Continuing Operations. As a result of the items described above, the income from continuing operations was $15.1 million for the year ended September 30, 2005, compared to income from continuing operations of $3.6 million for the year ended September 30, 2004. On a diluted basis, earnings per share from continuing operations (after adjusting for our subsequent 1-for-5 reverse stock split) was $0.94 and $0.23, respectively, for the same periods.
Liquidity and Capital Resources
     As of June 30, 2007 our outstanding indebtedness consisted of Neenah’s $225.0 million of outstanding 9 1/2% Notes, $1.5 million of capital lease obligations, Neenah’s $75.0 million of outstanding 12 1/2% Notes and $18.8 million of borrowings outstanding under the 2006 Credit Facility. Our primary sources of liquidity in the future will be cash flow from operations and borrowings under Neenah’s 2006 Credit Facility. We expect that ongoing requirements for debt service, capital expenditures and other operating needs will be funded from these sources of funds.
     2006 Credit Facility. The 2006 Credit Facility provides for borrowings in an amount up to $100.0 million and includes a provision permitting us from time to time to request increases (subject to the lenders’ consent) in the aggregate amount by up to $10.0 million with the increases to be funded through additional commitments from existing lenders or new commitments from financial institutions acceptable to the current lenders. It matures on December 31, 2011. Outstanding borrowings bear interest at rates based on the lenders’ Base Rate, as defined in the 2006 Credit Facility, or, if Neenah so elects, at an adjusted rate based on LIBOR. Availability under the 2006 Credit Facility is subject to customary conditions and is limited by our borrowing base determined by the amount of our accounts receivable, inventory and casting patterns and core boxes. Amounts under the 2006 Credit Facility may be borrowed, repaid and reborrowed subject to the terms of the facility. At June 30, 2007, we had approximately $18.8 million outstanding under the 2006 Credit Facility and had unused availability of $77.1 million.
     Most of our wholly owned subsidiaries are co-borrowers under the 2006 Credit Facility and are jointly and severally liable with Neenah for all obligations under the 2006 Credit Facility, subject to customary exceptions for transactions of this type. In addition, NFC Castings, Inc. (“NFC”), our immediate subsidiary, and our remaining wholly owned subsidiaries jointly and severally guarantee the borrowers’ obligations under the 2006 Credit Facility, subject to customary exceptions for transactions of this type. The borrowers’ and guarantors’ obligations under the 2006 Credit Facility are secured by first priority liens, subject to customary restrictions, in Neenah’s and the guarantors’ accounts receivable, inventory, casting patterns and core boxes, business interruption insurance policies, certain inter-company loans, cash and deposit accounts and related assets, subject to certain exceptions, and any proceeds of the foregoing, and by second priority liens (junior to the liens securing the 9 1/2% Notes) on substantially all of our and the guarantors’ remaining assets. The 9 1/2% Notes discussed below, and the guarantees in respect thereof, are equal in right of payment to the 2006 Credit Facility, and the guarantees in respect thereof.
     The 2006 Credit Facility requires Neenah to prepay outstanding principal amounts upon certain asset sales, upon certain equity offerings, and under certain other circumstances. It also requires us to observe certain customary conditions, affirmative covenants and negative covenants including financial covenants and it requires us to maintain a specified minimum interest coverage ratio or specified fixed charge coverage ratio whenever our unused availability is less than $15.0 million. Non-compliance with the covenants could result in the requirement to immediately repay all amounts outstanding under the 2006 Credit Facility, which could have a material adverse effect on our results of operations, financial position and cash flow. The 2006 Credit Facility also contains events of default customary for these types of facilities, including, without limitation, payment defaults, material misrepresentations, covenant defaults, bankruptcy and certain changes of ownership or control of us, Neenah, or NFC. We are prohibited from paying dividends, with certain limited exceptions, and are restricted to a maximum yearly stock repurchase of $1.0 million.
     At June 30, 2007, Neenah was in compliance with existing bank covenants.
     9 1/2% Notes. The $225.0 million of outstanding 9 1/2% Notes will mature on January 1, 2017. The 9 1/2% Notes are fully and unconditionally guaranteed by our existing and certain future direct and indirect wholly owned domestic restricted subsidiaries. The 9 1/2% Notes and the guarantees are secured by first-priority liens on substantially all of Neenah’s and the guarantors’ assets (other than accounts receivable, inventory, casting patterns and core boxes, business interruption insurance policies, certain inter-company loans, cash and deposit accounts and related assets, subject to certain exceptions, and any proceeds of the foregoing) and by second-priority liens, junior to the liens for the benefit of the lenders under the 2006 Credit Facility, on Neenah’s and the guarantors’ accounts receivable, inventory, casting patterns and core boxes, business interruption insurance policies, certain inter-company loans, cash and deposit accounts and related assets, subject to certain exceptions, and any proceeds of the foregoing. Interest on the 9 1/2% Notes is payable on a semi-annual basis. Subject to the restrictions in the 2006 Credit Facility, the 9 1/2% Notes are redeemable at our option in whole or in part at any time on or after January 1, 2012, at the redemption price specified in the indenture governing the 9 1/2% Notes (104.750% of the principal amount redeemed beginning January 1, 2012, 103.167% beginning January 1, 2013, 101.583% beginning January 1, 2014 and 100.000% beginning January 1, 2015 and thereafter), plus accrued and unpaid interest up to the redemption date. Subject to certain conditions, until January 1, 2010, we also have the right to redeem up to 35% of the 9 1/2% Notes with the proceeds of one or more equity offerings at a redemption price equal to 109.500% of the face amount thereof plus accrued and unpaid interest. Upon the occurrence of a “change of control” as defined in the indenture governing the notes, Neenah is required to make an offer to purchase the 9 1/2% Notes at 101.000% of the outstanding principal amount thereof, plus accrued and unpaid interest up to the purchase date. The 9 1/2% Notes contain customary covenants typical to this type of financing, such as limitations on (1) indebtedness, (2) restricted payments, (3) liens, (4) distributions from restricted subsidiaries, (5) sale of assets, (6) affiliate transactions, (7) mergers and consolidations and (8) lines of business. The 9 1/2% Notes also contain customary events of default typical to this type of financing, such as (1) failure to pay principal and/or interest when due, (2) failure to observe covenants, (3) certain events of bankruptcy, (4) the rendering of certain judgments or (5) the loss of any guarantee.
     12 1/2% Notes. The $75.0 million of Neenah’s outstanding 12 1/2% Notes will mature on September 30, 2013. The 12 1/2% Notes were issued to TCP, one of our controlling stockholders, in exchange for an equal principal amount of Neenah’s 13% Notes that were then held by TCP. The obligations under the 12 1/2% Notes are senior to Neenah’s subordinated unsecured indebtedness, if any, and are subordinate to the 2006 Credit Facility and the 9 1/2% Notes. Interest on the 12 1/2% Notes is payable on a semi-annual basis. Not less than five percent (500 basis points) of the interest on the 12 1/2% Notes must be paid in cash and the remainder (up to 7 1/2% or 750 basis points) of the interest may be deferred at our option. We must pay interest on any interest so deferred at a rate of 12.5% per annum. Neenah’s obligations under the 12 1/2% Notes are guaranteed on an unsecured basis by each of our wholly owned subsidiaries. Subject to the restrictions in the 2006 Credit Facility and in the indenture for the 9 1/2% Notes, the 12 1/2% Notes are redeemable at our option in whole or in part at any time, with not less than 30 days nor more than 60 days notice, at 100.000% of the principal amount thereof, plus accrued and unpaid interest up to the redemption date. Upon the occurrence of a “change of control,” Neenah is required to make an offer to purchase the 12 1/2% Notes at 101.000% of the outstanding principal amount thereof, plus accrued and unpaid interest up to the purchase date. The 12 1/2% Notes contain customary covenants typical to this type of financing, such as limitations on (1) indebtedness, (2) restricted payments, (3) liens, (4) distributions from restricted subsidiaries, (5) sale of assets, (6) affiliate transactions, (7) mergers and consolidations and (8) lines of business. The 12 1/2% Notes also contain customary events of default typical to this type of financing, such as, (1) failure to pay principal and/or interest when due, (2) failure to observe covenants, (3) certain events of bankruptcy, (4) the rendering of certain judgments or (5) the loss of any guarantee.
     Under the new capital structure resulting from the Refinancing Transactions, we currently have no principal amortization requirements. We expect to use cash flow from operations and a portion of our unused availability under the 2006 Credit Facility to fund Neenah’s new mold line described above under “Recent Developments.”
     For the nine months ended June 30, 2007 and June 30, 2006, capital expenditures were $33.3 million and $13.4 million, respectively. Capital expenditures for the nine months ended June 30, 2006 represent a level of capital expenditures necessary to maintain equipment and facilities. The increased level of capital expenditures for the nine months ended June 30, 2007 includes $19.7 million (including capitalized interest of $1.4 million) for the new mold line at the Neenah location described above under “Recent Developments.”
     Our principal sources of cash to fund our liquidity needs are net cash from operating activities and borrowings under Neenah’s 2006 Credit Facility. At June 30, 2007, we had approximately $18.8 million outstanding under the 2006 Credit Facility and had unused availability of $77.1 million. The net cash used in operating activities during the nine months ended June 30, 2007 was $18.1 million, a decrease of $19.4 million over net cash of $1.3 million provided by operating activities during the nine months ended June 30, 2006. The increase in cash used in operating activities was due to changes in working capital accounts and a decrease in net income of $23.5 million. The major reasons for the decrease in net income include $20.4 million in refinancing costs incurred during the nine months ended June 30, 2007 ($12.4 million after giving effect to income taxes), $40 million in reduced sales volume and escalating scrap metal prices of $60 to $100 per ton depending on the grade used that could not be entirely recovered through the implementation of a metal surcharge. Of the $20.4 million in refinancing costs, $7.5 million resulted from the non-cash write-off of deferred financing costs and discounts on notes ($4.6 million after giving effect to income taxes).
     The net cash provided by operating activities during fiscal 2006 decreased by $8.8 million versus net cash provided during fiscal 2005. The decrease was caused by an additional $12.4 million of cash used for working capital items in fiscal 2006 compared with fiscal 2005, primarily for paying income taxes and bonuses that were accrued at the end of fiscal 2005. This additional cash used was partially offset by an increase in operating income.
     Future Capital Needs. We are significantly leveraged. Our ability to meet debt obligations will depend upon future operating performance which will be affected by many factors, some of which are beyond our control. We are proceeding with a major capital project to replace an existing mold line that is expected to enhance efficiency, increase capacity and provide expanded molding capabilities. Based on our current level of operations, we anticipate that our operating cash flows and borrowings under the 2006 Credit Facility will be sufficient to fund anticipated operational investments, including working capital and capital expenditure needs, for at least the next twelve months. If, however, we are unable to service our debt requirements as they become due or if we are unable to maintain ongoing compliance with certain covenants, we may be forced to adopt alternative strategies that may include reducing or delaying capital expenditures, selling assets, restructuring or refinancing indebtedness or seeking additional equity capital. There can be no assurances that any of these strategies could be effected on satisfactory terms, if at all.
Off-Balance Sheet Arrangements
     None.

Contractual Obligations
The following table includes the Company’s significant contractual obligations at June 30, 2007 (in millions):

		Less Than			More Than
	Total	1 year	1-3 Years	3-5 Years	5 Years

Long-term debt	$300.0	$—	$—	$—	$300.0
Interest on long-term debt	261.9	31.0	61.5	61.5	107.9

Revolving line of credit	18.8	18.8	—	—	—
Interest and fees on revolving line of credit	0.7	0.7	—	—	—
Capital leases	1.5	0.2	0.4	0.4	0.5

Operating leases	5.2	1.9	2.3	0.8	0.2
New mold line commitments	20.5	20.5	—	—	—

Total contractual obligations	$608.6	$73.1	$64.2	$62.7	$408.6

     As of June 30, 2007, other than the new mold line commitments listed above, the Company had no material purchase obligations other than those created in the ordinary course of business related to inventory and property, plant and equipment, which generally have terms of less than 90 days. The Company also has long-term obligations related to its pension and post-retirement plans which are discussed in detail in Note 9 of the Notes to Consolidated Financial Statements. As of the most recent actuarial measurement date, the Company anticipates making $2.4 million of contributions to pension plans in fiscal 2007. Post-retirement medical claims are paid as they are submitted and are anticipated to be $0.5 million in fiscal 2007.
Critical Accounting Estimates
     Critical accounting estimates are those that are, in management’s view, both very important to the portrayal of our financial condition and results of operations and require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.
     Future events and their effects cannot be determined with absolute certainty. The determination of estimates, therefore, requires the exercise of judgment. Actual results may differ from those estimates, and such differences may be material to the financial statements. Our accounting policies are more fully described in Note 2 in the Notes to Consolidated Financial Statements.
     We believe that the most significant accounting estimates inherent in the preparation of our financial statements include estimates associated with the evaluation of the recoverability of certain assets including goodwill, other intangible assets and property, plant and equipment as well as those estimates used in the determination of reserves related to the allowance for doubtful accounts, inventory obsolescence, workers compensation and pensions and other post-retirement benefits. Various assumptions and other factors underlie the determination of these significant estimates. In addition to assumptions regarding general economic conditions, the process of determining significant estimates is fact-specific and accounts for such factors as historical experience, product mix and, in some cases, actuarial techniques. We constantly reevaluate these significant factors and make adjustments where facts and circumstances necessitate. Historically, our actual results have not significantly deviated from those determined using the estimates described above.
     We believe the following critical accounting estimates affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:
•	Defined-Benefit Pension Plans. We account for Neenah’s defined benefit pension plans in accordance with Statement of Financial Accounting Standards No. 87, “Employers’ Accounting for Pensions” (“SFAS 87”), which requires that amounts recognized in financial statements be determined on an actuarial basis. The most significant element in determining our pension expense in accordance with SFAS 87 is the expected return on plan assets. We have assumed that the expected long-term rate of return on plan assets will be 7.50% to 8.50%, depending on the plan. Over the long term, our pension plan assets have earned in excess of these rates; therefore, we believe that our assumption of future returns is reasonable. The plan assets, however, have earned a rate of return substantially less than these rates in the last three years. Should this trend continue, our future pension expense would likely increase. At the measurement date, we determine the discount rate to be used to discount plan liabilities. We develop this rate with the assistance of our actuary using both the Moody’s AA Corporate Bond Rate and the Citigroup Pension Liability Curve and Index. The annualized Moody’s AA Bond Rate was 6.23% at the measurement date of June 30, 2006 and no adjustments to this rate were required to account for the differences in the duration of the bonds in the Moody’s AA portfolio to the duration of the pension plan liabilities because the yield curve was essentially flat. In addition, the Company also developed a level equivalent yield using the expected cash flows from the pension plans based on the June 30, 2006 Citigroup Pension Discount Curve and Index. This level equivalent yield was 6.38% at June 30, 2006. The Citigroup Pension Liability Curve and Index are published on the Society of Actuaries website along with a background paper on this interest rate curve. Based on these analyses, the Company has established its discount rate assumption for determination of the projected benefit obligation of the pension plans at 6.25%, based on a June 30, 2006 measurement date. Changes in discount rates over the past few years have not materially affected our pension expense. The net effect of changes in this rate, as well as other changes in actuarial assumptions and experience, have been deferred as allowed by SFAS 87.

•	Other Postretirement Benefits. Neenah provides retiree health benefits to qualified employees under an unfunded plan. We use various actuarial assumptions including the discount rate and the expected trend in health care costs and benefit obligations for our retiree health plan. Consistent with our pension plans, we used a discount rate of 6.25%. In 2006, our assumed healthcare cost trend rate was 10.0% decreasing gradually to 5.0% in 2016 and then remaining at that level thereafter. Changes in these rates could materially affect our future operating results and net worth. A one percentage point change in the healthcare cost trend rate would have the following effect (in thousands):

	1% Increase	1% Decrease
Effect on total of service cost and interest cost	$104	$(77)
Effect on postretirement benefit obligation	996	(778)
Recent Accounting Pronouncements
     In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (FIN 48), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company recognize in its financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. This interpretation is effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact FIN 48 will have on its financial statements.
     In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (SFAS No. 158). SFAS No. 158 amends SFAS No. 87, “Employers’ Accounting for Pensions,” SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions,” and SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” The amendments retain most of the existing measurement and disclosure guidance and will not change the amounts recognized in the Company’s statement of operations. SFAS No. 158 requires companies to recognize a net asset or liability with an offset to equity, by which the defined benefit post-retirement obligation is over- or under-funded. SFAS No. 158 requires prospective application, and the recognition and disclosure requirements will be effective for the Company’s fiscal year ending September 30, 2007. The Company is currently evaluating the impact SFAS No. 158 will have on its consolidated balance sheet.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
     We are exposed to market risk related to changes in interest rates. We do not use derivative financial instruments for speculative or trading purposes.
     Interest Rate Sensitivity. Although Neenah’s 9 1/2% Notes and 12 1/2% Notes are subject to fixed interest rates, our earnings are affected by changes in short-term interest rates as a result of our borrowings under the 2006 Credit Facility. As of June 30, 2007 the Company has $18.8 million outstanding under the 2006 Credit Facility. If market interest rates for such borrowings change by 1% during the remainder of the fiscal year ending September 30, 2007, the Company’s interest expense would increase or decrease by approximately $0.02 million. This analysis does not consider the effects of changes in the level of overall economic activity that could occur due to interest rate changes. Further, in the event of an upward change of such magnitude, management could take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in the Company’s financial structure.
ITEM 3. PROPERTIES
     We maintain the following manufacturing, machining and office facilities. We own all of the facilities except Mercer’s machining facility, which we lease.

Entity	Location	Purpose	Sq. Feet
Castings Segment
Neenah Foundry Company	Neenah, WI	2 manufacturing facilities and office facility	550,000
Dalton Corporation	Warsaw, IN Kendallville, IN Stryker, OH	Manufacturing and office facilities Manufacturing facility Machining facility	375,000 250,000 45,000
Advanced Cast Products, Inc.	Meadville, PA	Manufacturing, machining and office facility	229,000
Deeter Foundry, Inc.	Lincoln, NE	Manufacturing and office facility	75,000
Gregg Industries, Inc.	El Monte, CA	Manufacturing, machining and office facility	200,000
Forgings Segment
Mercer Forge Corporation	Mercer, PA	Manufacturing, machining and office facility	130,000
	Wheatland, PA	Machining facility	18,000
     The principal equipment at the facilities consists of foundry equipment used to make castings, such as melting furnaces, core making machines and mold lines, including ancillary equipment needed to support a foundry operation and presses used to make forgings. We regard our plant and equipment as appropriately maintained and adequate for our needs. We are proceeding with a major capital project to install a new mold line at our Neenah location. This project will result in a building expansion that will add approximately 75,000 square feet of manufacturing area to the plant. In addition to the facilities described above, we operate 14 distribution and sales centers. We own six of those properties and lease eight of them.

     Substantially all of our tangible and intangible assets are pledged to secure Neenah’s 2006 Credit Facility and its 9 1/2% Notes.
ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
     The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of August 6, 2007, or as otherwise indicated, by:
•	each person or entity who owns beneficially more than 5% or more of any class of our voting securities;

•	each of the 2006 named executive officers;

•	each director and nominee for director; and

•	all directors and executive officers as a group.
     The amounts shown reflect the impact of our 1-for-5 reverse stock split discussed in the “Introduction” and in Item 11 of this registration statement.

	Number of Shares	Percent of	Percent of Class on
Name of Beneficial Owner(1)	Beneficially Owned	Class	a Fully Diluted Basis
Jeffrey L. Gendell, with respect to shares directly owned by Tontine Capital Partners, L.P. and by Tontine Capital Overseas Master Fund, L.P.(2)	9,065,697	66.3%	55.9%
Harbinger Capital Partners Master Fund I, Ltd.(3)	2,903,880	19.6%	17.9%
William M. Barrett	83,333	*	*
Gary W. LaChey	63,725	*	*
Robert E. Ostendorf, Jr.(4)	50,000	*	*
Joseph Varkoly	29,411	*	*
Joseph L. DeRita(5)	26,960	*	*
John H. Andrews	9,804	*	*
Albert E. Ferrara, Jr.	0	*	*
David B. Gendell(6)	0	*	*
Stephen E. K. Graham	0	*	*
Joseph V. Lash(6)	0	*	*
Jeffrey G. Marshall(7)	40,000	*	*
All executive officers and directors as a group (14 persons)(8)	342,451	2.5%	2.1%

*	Less than 1%

(1)	As used in this table, a beneficial owner of a security includes any person who, directly or indirectly, through contract, arrangement, understanding, relationship or otherwise has or shares (1) the power to vote, or direct the voting of, such security or (2) investing power which includes the power to dispose, or to direct the disposition of, such security. In addition, a person is deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days of August 6, 2007. Except as otherwise noted, the persons and entities listed on this table have sole voting and investment power with respect to all of the shares of common stock owned by them. The calculation of Percent of Class on a Fully Diluted Basis is based on a total of 16,209,999 shares of common stock deemed to be outstanding as of August 6, 2007, which includes 13,672,764 shares of common stock outstanding and warrants to purchase 2,537,235 shares of common stock. The warrants are exercisable at any time until October 7, 2013 and have an exercise price of $0.05 per share.

(2)	Includes 7,252,558 shares of common stock directly owned by Tontine Capital Partners, L.P., a Delaware limited partnership (“TCP”), and 1,813,139 shares of common stock directly owned by Tontine Capital Overseas Master Fund, L.P., a Cayman Islands limited partnership (“TCO”). Mr. Jeffrey Gendell is the managing member of Tontine Capital Management, L.L.C., a Delaware limited liability company, the general partner of TCP, and is the managing member of Tontine Capital Overseas GP, L.L.C., a Delaware limited liability company, the general partner of TCO, and, therefore, he is deemed to beneficially own the shares owned by TCP and TCO. See Item 7, “Certain Relationships and Related Transactions, and Director Independence” for a description of the May 2006 and June 2007 transactions in which Tontine acquired most of these shares. The address for Mr. Jeffrey Gendell, TCP and TCO is 55 Railroad Avenue, 1st Floor, Greenwich, CT 06830.

(3)	Includes 1,794,928 outstanding shares and 1,108,952 shares issuable upon exercise of warrants held by Harbinger Capital Partners Master Fund I, Ltd. as of December 21, 2006, after adjusting for our subsequent 1-for-5 reverse stock split. The address for Harbinger Capital Partners Master Fund I, Ltd. is Third Floor, Bishop’s Square, Redmond’s Hill, Dublin 2, Ireland.

(4)	Includes 50,000 restricted shares of common stock (250,000 shares before adjusting for our subsequent 1-for-5 reverse stock split) that were granted to the Company’s new President and Chief Executive Officer, Robert E. Ostendorf, Jr., effective as of July 2, 2007, the date Mr. Ostendorf commenced employment with the Company. Under the employment agreement, Mr. Ostendorf received 50,000 restricted shares that vest equally over a two-year period. Mr. Ostendorf will have the right to vote the unvested shares of restricted stock. See Item 6, “Executive Compensation - Employment Agreements” for discussion of Mr. Ostendorf’s employment arrangements.

(5)	Effective May 1, 2007, Mr. DeRita transitioned into a new position with the Company. He is no longer an executive officer.

(6)	Mr. David Gendell and Mr. Lash are employed by an affiliate of Tontine. Each disclaims beneficial ownership of the shares beneficially owned by Tontine.

(7)	Pursuant to the plan of reorganization, as a director, Mr. Marshall received 40,000 shares of common stock (200,000 shares before adjusting for our subsequent 1-for-5 reverse stock split) when we emerged from bankruptcy in 2003.

(8)	Excludes 28,922 shares beneficially owned by other managerial employees. Collectively, our management and directors beneficially own an aggregate of 371,373 shares of common stock, which includes the 50,000 restricted shares of common stock granted to Mr. Ostendorf as described in note (4).

Equity Compensation Plan Information
     The following table sets forth information about the Neenah Foundry Company 2003 Management Equity Incentive Plan (as described in Item 6 herein) as of August 6, 2007:

Number of Securities
Remaining Available
for
	Number of	Weighted-	Future Issuance
	Securities to	Average	Under
	be Issued Upon	Exercise Price	Equity
	Exercise	of	Compensation
	of Outstanding	Outstanding	Plans (Excluding
	Options,	Options,	Securities Reflected
	Warrants and	Warrants	in
Plan Category	Rights	and Rights	the First Column)
Equity compensation plans approved by security holders	—	—	—
Equity compensation plans not approved by security holders(1)	—	—	750,000
Total	—	—	750,000

(1)	The 2003 Management Equity Incentive Plan was adopted in connection with the Plan of Reorganization that was approved by the Bankruptcy Court. The awards issuable under the plan, as amended and restated, include incentive or non-qualified options for shares of common stock and restricted shares of common stock. See “Amended and Restated Management Equity Incentive Plan” in Item 6 of this registration statement. The amounts shown reflect the impact of our 1-for-5 reverse stock split discussed in the “Introduction” and Item 11 of this registration statement.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS
     The following sets forth certain information with respect to the persons who are members of the board of directors and executive officers of the Company. All executive officers are appointed by the board of directors. Under our bylaws, each director holds office until the next annual meeting of stockholders and until the director’s successor has been elected and qualified.

Name	Age	Position
William M. Barrett (1)	60	Director and Executive Chairman of the Board
Robert E. Ostendorf, Jr. (1)	56	President, Chief Executive Officer and Director
Gary W. LaChey	61	Corporate Vice President — Finance, Treasurer, Secretary and Chief Financial Officer
James Ackerman	63	Division President — Mercer Forge Corporation
John H. Andrews	62	Neenah Corporate Vice President — Manufacturing, Chief Operating Officer of Manufacturing Operations
Frank Headington	57	Neenah Corporate Vice President — Technology
Timothy Koller	57	Neenah Vice President — Municipal Products Sales and Engineering
Joseph Varkoly	44	Neenah Corporate Vice President — Industrial Products Sales
Albert E. Ferrara, Jr.	58	Director

Name	Age	Position
David B. Gendell	46	Director
Stephen E. K. Graham	49	Director
Joseph V. Lash	44	Director
Jeffrey G. Marshall	62	Director

(1)	As previously announced, Mr. Barrett had conveyed to our board of directors his desire to transition into the role of Executive Chairman. On June 5, 2007, the board of directors elected Robert E. Ostendorf, Jr., as our President and Chief Executive Officer, effective as of July 2, 2007. Mr. Ostendorf succeeds Mr. Barrett, who transitions into the role of Executive Chairman of the Company. Mr. Barrett retains his position as Chairman of the Board and, in his new role of Executive Chairman, he remains actively involved in helping to develop corporate strategy, maintaining key relationships with suppliers and investors, and focusing on specific projects and assignments. The board also expanded the total number of directors to seven and elected Mr. Ostendorf to the new seat on the Company’s board of directors, effective as of July 2, 2007.

     Mr. Barrett served as our President and Chief Executive Officer from May 2000 until July 2007, when he transitioned to Executive Chairman. Mr. Barrett joined us in 1992 serving as General Sales Manager — Industrial Castings until May 1, 1997. Mr. Barrett was Vice President and General Manager from May 1, 1997 to September 30, 1998 and President from October 1, 1998 to April 30, 2000. From 1985 to 1992, Mr. Barrett was the Vice President — Sales for Harvard Industries Cast Products Group. Mr. Barrett has also been one of our directors and Chairman of the Board since May 2000.
     Mr. Ostendorf succeeded Mr. Barrett as our President and Chief Executive Officer as of July 2, 2007. Prior to joining us, Mr. Ostendorf was Chief Executive Officer since 2004 of Amcan Consolidated Technologies Corp., a cast component supplier to the automotive industry. Prior to joining Amcan, he served as the President of Morgan Corporation, a national leader in manufacturing, servicing and supporting delivery truck bodies since 1999. Mr. Ostendorf currently serves on the board of directors of Honsel International Technologies. Mr. Ostendorf was elected as one of our directors, effective as of July 2, 2007.
     Mr. LaChey has served as our Corporate Vice President — Finance and Chief Financial Officer since June 2000. Mr. LaChey joined us in 1971 and has served in a variety of positions of increasing responsibility in the finance department.
     Mr. Ackerman has served as the Division President of Mercer since 2000. Previously, Mr. Ackerman served as the Vice President/CFO of Mercer Forge since 1990. Prior to joining Mercer in 1990, Mr. Ackerman worked for Sheet Metal Coating & Litho as its Controller, Dunlop Industrial/Angus Fire Armour Corp. as its Controller and Ajax Magnethermic Corporation as its Vice President-Finance (CFO).
     Mr. Andrews has served as Neenah’s Corporate Vice President — Manufacturing since August 2003 and as Neenah’s Chief Operating Officer of Manufacturing

Operations since November 2005. Mr. Andrews joined us in 1988 and has served in a variety of manufacturing positions with increasing responsibility. Prior to joining Neenah, Mr. Andrews was Division Manager for Dayton Walther Corporation’s Camden Casting Center from 1986 to 1988 and served as Manufacturing Manager and then Plant Manager for Waupaca Foundry’s Marinette Plant from 1973 to 1986.
     Mr. Headington has served as Neenah’s Corporate Vice President — Technology since August 2003. Previously, Mr. Headington was Neenah’s Manager of Technical Services and Director of Product Reliability since January 1989. Prior to joining the Company, Mr. Headington co-founded and operated Sintered Precision Components, a powdered metal company. Prior to his involvement with Precision Components, he was employed by Wagner Casting Company as Quality Manager.
     Mr. Koller has served as Neenah’s Vice President — Municipal Products Sales and Engineering since May 1998. Mr. Koller has worked within our Municipal products area for the last 27 years serving with increasing responsibility as Sales Representative, Specifications Manager, and General Sales Manager.
     Mr. Varkoly has served as Neenah’s Corporate Vice President — Industrial Products Sales since August 2003. Previously, Mr. Varkoly was Neenah’s Vice President of Business Development since March 2000. Prior to joining our Company in 2000, he served as the Director — Finance of Betzdearborn, Inc. Previously, he was a Manager for Performance Improvement Management Consulting with Ernst & Young LLP and the Business Development Manager of FMC Corporation.
     Mr. Ferrara has served as a director since October 2006. Mr. Ferrara has been the Vice President, Finance and Chief Financial Officer of AK Steel Holding Corporation, a producer of flat-rolled carbon, stainless and electrical steels and tubular products, since November 2003. Mr. Ferrara joined AK Steel in June 2003 as Director, Strategic Planning and was named Acting Chief Financial Officer in September 2003. Prior to joining AK Steel, Mr. Ferrara was Vice President, Corporate Development for NS Group, Inc., a tubular products producer, and previously held positions as Senior Vice President and Treasurer with U.S. Steel Corporation and Vice President, Strategic Planning at USX Corporation
     Mr. David Gendell has served as a director since May 2006. Mr. Gendell has been employed by an affiliate of Tontine, a Greenwich, Connecticut-based investment partnership, since January 2004. In this capacity, he assists in the oversight and management of the Tontine portfolios. Prior to that, Mr. Gendell held senior positions at several venture-backed startups. He was President and Chief Operating Officer of Homserv, LLC, a privately-held data aggregator focused on real estate transactions. Prior to that, he served as President and Chief Operating Officer of Cogent Design Inc., a privately-held practice management software system.
     Mr. Graham has served as a director since May 2006. Mr. Graham has been the Chief Financial Officer of Shiloh Industries, Inc., a publicly traded manufacturer of automotive components, since joining Shiloh in October 2001. Prior to that, Mr. Graham has held the position of Chief Financial Officer with several companies, the first in 1994 when he joined Truck Components Inc., a publicly traded company with foundry and machining operations serving the heavy truck, automotive, construction and agricultural industries. Following his tenure at Truck Components Inc., Mr. Graham served as the Chief Financial Officer of Dura Automotive Systems, Inc., also a publicly traded manufacturer of automotive components from May 1996 until February 2000. After Dura Automotive Systems, Inc., and immediately before joining Shiloh Industries, Inc., Mr. Graham joined Republic Technologies International, a fully integrated steel producer that filed for bankruptcy in April 2001.
     Mr. Lash has served as a director since May 2006. Mr. Lash has been employed by an affiliate of Tontine, a Greenwich, Connecticut-based investment partnership, since July 2005. In this capacity, he assists in the oversight and management of the Tontine portfolios. Prior to that, Mr. Lash was a Senior Managing Director of Conway, Del Genio, Gries & Co. LLC, a financial advisory firm, from April 2002 to July 2005. From June 1998 to April 2001, Mr. Lash was a Managing Director of JP Morgan Chase & Co., a financial services firm. Mr. Lash also serves as a director of Integrated Electrical Services, Inc. and of Exide Technologies.
     Mr. Marshall has served as a director since October 2003. Mr. Marshall is currently the Chairman of Smith Marshall, a subsidiary of the NextMedia Company Limited. Previously, he was the President and Chief Executive Officer of Aluma Enterprises, Inc., a construction technology company, for six years. Prior to joining Aluma Enterprises, Inc., Mr. Marshall successively held the positions of President and Chief Executive Officer at Marshall Steel Limited, Marshall Drummond McCall Inc. and the Ontario Clean Water Agency. Mr. Marshall also serves as a director of Ormet Corporation, Brand Energy & Infrastructure Services, Inc., Toronto Hydro Corporation and Catalyst Paper Corporation.
Committees of the Board
     The current members of the audit committee of the board of directors are Mr. Graham (Chairman), Mr. Ferrara and Mr. Marshall. The board of directors has determined that all members of the audit committee are independent and financially literate in accordance with the audit committee requirements of The Nasdaq Stock Market. The board has determined that Mr. Graham is an audit committee financial expert within the meaning of SEC rules.
     On January 25, 2007, the board of directors created a compensation committee and a corporate governance/nomination committee. The current members of the compensation committee are Mr. Marshall (Chairman), Mr. Ferrara and Mr. Graham. The current members of the corporate governance/nomination committee are Mr. Ferrara (Chairman), Mr. Barrett, Mr. Graham, Mr. Lash and Mr. Marshall.
Code of Ethics
     In December 2004, the Company adopted a Code of Ethics applicable to all of our officers as well as certain other key accounting staff. A copy of the Code of Ethics can be obtained free of charge by writing to us.
Board Composition
     Including Mr. Ostendorf, who became a director as of July 2, 2007, the board of directors of Neenah consists of the same seven directors who serve on our board of directors. Our amended and restated bylaws permit the holders of a majority of the shares of common stock then entitled to vote at an election of directors to remove any director or the entire board of directors at any time, with or without cause. Under our amended and restated bylaws, vacancies on the board of directors may be filled by the affirmative vote of a majority of the holders of our outstanding stock entitled to vote thereon, or may be filled by the vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. A majority of our outstanding stock on both an actual and a fully-diluted basis is owned by Tontine. As a result, Tontine controls our affairs, including the election of directors who in turn appoint management.
Director Compensation
     For fiscal 2005 and the first quarter of fiscal 2006, each member of the board of directors of ACP who was not an officer of ACP was entitled to receive annual compensation for services as a director of ACP and its subsidiaries, including Neenah, in the amount of $40,000, payable in cash quarterly in four equal installments, and was also entitled to receive reimbursement for all reasonable out-of-pocket expenses, including, without limitation, travel expenses, incurred by the director in connection with the performance of the director’s duties. Effective July 1, 2005, members of the audit committee were entitled to receive an additional $10,000 per quarter for serving on that committee. In addition, each member of the board of directors who was not an officer was paid a fee of $1,000 for in person attendance at annual, regular, special and adjourned meetings of the board of directors or committee meetings of the board of directors. Meeting fees paid to the four outside directors for fiscal 2005 totaled $69,000. Members of the special litigation committee of the board of directors (Mr. Marshall and a former director) were also each granted a special one time payment of $20,000 to recognize their work in connection in arriving at a settlement of the Mercer litigation in 2005.
     Effective January 1, 2006, each member of our board of directors who is not an officer of the Company is entitled to receive annual compensation in the amount of $100,000 for services as a director, payable in cash quarterly in four equal installments. Members of the audit committee or other committees of the board are entitled to receive an additional $15,000 of annual cash compensation for serving on each such committee. Each director who is not an officer of the Company is also entitled to receive reimbursement for all reasonable out-of-pocket expenses, including, without limitation, travel expenses, incurred in connection with the performance of the director’s duties. Mr. Gendell and Mr. Lash have declined to accept directors’ fees and currently receive only reimbursement for expenses for serving on the board.
     Upon emerging from bankruptcy in October 2003, ACP issued 200,000 shares of ACP common stock (40,000 shares after adjusting for our subsequent 1-for-5 reverse stock split), representing 0.25% of ACP’s common stock on a fully-diluted basis, to each person then serving as an outside director.

ITEM 6. EXECUTIVE COMPENSATION
     Summary Compensation Table. The following table summarizes compensation awarded to, earned by or paid to our chief executive officer and each of our other four most highly compensated executive officers (collectively, the “named executive officers”) for services rendered to us and our subsidiaries during the 2006, 2005 and 2004 fiscal years.

						Long-Term
						Compensation
						Awards		Payouts
			Annual Compensation			Restricted
					Other Annual	Stock	Securities	LTIP	All Other
	Fiscal		Salary	Bonus	Compensation	Awards	Underlying	Payouts	Compensation
Name and Principal Position	Year		$	$	$(2)	$(3)	Options #	$	$(4)
William M. Barrett	2006		550,000	190,618	—	—	—	—	27,193
President and Chief Executive	2005		550,000	558,292	—	—	—	—	27,520
Officer and Director	2004	(1)	483,337	160,800	—	—	—	—	26,719

Gary W. LaChey	2006		307,500	110,800	—	—	—	—	26,873
Corporate Vice President —	2005		286,749	336,400	—	—	—	—	27,200
Finance, Treasurer, Secretary and Chief Financial Officer	2004	(1)	242,996	74,100	—	—	—	—	26,306

Joseph Varkoly	2006		201,673	74,458	—	—	—	—	24,819
Neenah Vice President —	2005		192,419	237,302	—	—	—	—	25,107
Industrial Products Sales	2004	(1)	199,250	55,800	—	—	—	—	24,320

John H. Andrews	2006		233,507	85,477	—	—	—	—	26,367
Neenah Vice President —	2005		214,004	252,791	—	—	—	—	26,694
Manufacturing and Chief Operating Officer of Manufacturing Operations	2004	(1)	193,336	60,000	—	—	—	—	25,687

Joseph L. DeRita	2006		263,667	97,000	—	—	—	—	20,186
Division President —Dalton	2005		256,000	313,645	—	—	—	—	18,700
Corporation	2004	(1)	243,000	74,100	—	—	—	—	14,281

(1)	Certain prior year amounts have been reclassified from amounts previously reported by Neenah Foundry Company.

(2)	The Company provides its executive officers with personal benefits as part of providing a competitive compensation program. These may include such benefits as a company automobile, and personal liability insurance. These benefits are valued based upon the incremental cost to the Company. The incremental cost to the Company of such benefits did not exceed the SEC’s disclosure threshold for any named executive officer for any of the three years.

(3)	After adjusting for our subsequent 1-for-5 reverse stock split described in Item 11, “Description of Registrant’s Securities to be Registered,” the aggregate unvested restricted stock holdings of common stock at the end of fiscal 2005 for the named executive officers were as follows: Mr. Barrett — 62,500 shares, Mr. LaChey — 47,794 shares, Mr. Varkoly — 11,029 shares, Mr. Andrews — 7,353 shares, and Mr. DeRita — 20,220 shares. All of these shares vested upon our change in control in May 2006, and some of the shares held by these and certain other officers and employees were subsequently sold to Tontine. See Item 7, “Certain Relationships and Related Transactions, and Director Independence.”

(4)	All other compensation for fiscal 2006 for Messrs. Barrett, LaChey, Varkoly, Andrews, and DeRita, respectively, includes: (i) matching contributions to the 401(k) plan for each named executive officer of

$5,500, $5,500, $5,500, $5,500, and $6,600; (ii) contributions pursuant to the profit sharing plan for each named executive officer of $15,750, $15,750, $15,750, $15,750, and $0; (iii) an executive life insurance premium for each named executive officer of $2,838, $2,518, $464, $2,012, and $7,407; and (iv) health insurance reimbursement premiums for each named executive officer of $3,105, $3,105, $3,105, $3,105, and $6,179.
2003 Management Annual Incentive Plan
     Under the 2003 Management Annual Incentive Plan, members of management and certain other specified employees receive annual performance awards if the Company achieves certain Adjusted EBITDA targets set by the board of directors of the Company at the beginning of each fiscal year. The bonus paid will equal (i) 50% of the target bonus amount for each individual should the Company reach 85% of the Adjusted EBITDA target, (ii) 100% of the target bonus on reaching 100% of the target Adjusted EBITDA, and (iii) 200% of the target bonus on reaching 120% of the target Adjusted EBITDA. For 2005, the $6.5 million settlement in connection with the Mercer litigation was added back to calculate Adjusted EBITDA for purposes of the bonus calculation.
     Target bonuses are set as a percentage of base salary depending upon job responsibility. Earned bonus is payable within 10 business days of the approval of the Company’s audited financial statements by the board of directors.
     In addition, a one-time aggregate incremental $450,000 emergence bonus was paid upon emergence from Chapter 11 bankruptcy in fiscal 2004 to certain members of management upon the Effective Date.
     For fiscal 2007, the executives and certain other specified employees will be entitled to receive annual performance awards upon achieving certain milestones, including Adjusted EBITDA targets and certain other criteria as determined by the compensation committee or the board of directors. Target bonus as a percentage of salary for each member of management will be consistent with historical levels. Target levels, timing of payments and other terms and conditions of the annual incentive plan will be approved by the compensation committee or the board.
New Annual Incentive Plan
     We adopted a new annual incentive plan (the Neenah Enterprises, Inc. Incentive Compensation Plan) on July 26, 2007, to be used for incentive awards beginning in fiscal 2008. The purposes of the new plan are to assist the Company in attracting and retaining officers and other key employees of the Company and its affiliates who, because of the extent of their responsibilities can make significant contributions to the Company’s success by their ability, industry, loyalty and exceptional services, by providing incentives and financial rewards to such persons. The plan is structured to satisfy the requirements for performance-based compensation, within the meaning of Section 162(m) of the Internal Revenue Code (the “Code”). The material terms of the plan are described below.
     Eligibility. The individuals eligible to participate in the new plan include officers or key employees of the Company and its affiliates.

     Performance Criteria. The compensation committee of our board of directors administers the plan and is charged with the responsibility for selecting the individuals to whom awards may from time to time be granted and the terms and conditions of each award. The compensation committee will establish specific performance targets for each participant, determine the period over which such performance will be measured and establish an objective formula for calculating the bonus payable to each participant.
     The performance targets may be based on one or more of the following performance criteria: net sales; revenue; revenue growth or product revenue growth; operating income (before or after taxes); pre- or after-tax income (before or after allocation of corporate overhead and bonus); earnings per share; net income (pre-tax or after-tax and with adjustments as stipulated); total shareholder return; return on assets, net assets, equity, tangible book value or capital employed; appreciation in and/or maintenance of the price of the shares of common stock or any other publicly-traded securities of the Company; market share; gross profits; earnings (including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and amortization), and adjusted versions of those or similar measures; economic value-added models or equivalent metrics; comparisons with various stock market indices; reductions in costs; cash flow or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital); cash flow return on investment; improvement in or attainment of expense levels or working capital levels; operating margins, gross margins or cash margin; year-end cash; debt reductions; stockholder equity; market share; regulatory achievements; loss ratio, expense ratio, incremental profit contribution measurements (sales less variable costs), operational type metrics (including but not limited to lost time accidents, percentage scrap, OEE (overall equipment efficiency), man-hours per ton, on time delivery, workers compensation claims, customer returns, etc.), capacity utilization metrics; and implementation, completion or attainment of measurable objectives with respect to research, development, products or projects, production volume levels, acquisitions and divestitures and recruiting and maintaining personnel.
     Bonus Payment. Following the conclusion of each performance period, the committee will determine the amount payable to each participant. The amount actually paid to a participant may, in the sole discretion of the committee, be less than the amount otherwise payable to the participant based on attainment of the performance targets for the performance period. The maximum amount that may be payable to any participant under the new plan in any 12-month period is $2,500,000.
     Amendment. The board may, from time to time, alter, amend, suspend or terminate the new plan as it shall deem advisable, subject to any requirement for stockholder approval imposed by applicable law, including Section 162(m) of the Code. No amendments to, or termination of, the plan may in any way impair the rights of a participant without such participant’s consent.
     Stockholder Approval. The adoption of the new plan by the board of directors on July 26, 2007 was subject to stockholder approval. On July 31, 2007, the new plan was approved by the written consent of Tontine Capital Partners, L.P. and Tontine Capital Overseas Master Fund, L.P., the holders of a majority of the outstanding shares of the Company’s common stock.
2003 Management Equity Incentive Plan
     Under the 2003 Management Equity Incentive Plan, which was established on the Effective Date, certain members of management received restricted shares which represented 5% of our common stock on a fully-diluted basis as of the Effective Date. The 4,000,000 restricted shares issued pursuant to the 2003 Management Equity Incentive Plan (800,000 shares after adjustment for our subsequent 1-for-5 reverse stock split) were 25% vested upon grant with annual cliff vesting of the remaining 75% over a three-year period (25% each year), contingent upon employment and subject to acceleration in the event of a Significant Transaction, as defined in the award agreement. The remaining unvested shares became vested as of May 25, 2006 as a result of Tontine’s acquisition of control of the Company. See Item 7, “Certain Relationships and Related Transactions, and Director Independence.” Under the 2003 Management Equity Incentive Plan, after the grant of 250,000 shares of restricted stock (50,000 shares after adjustment for our subsequent 1-for-5 reverse stock split) to Mr. Ostendorf pursuant to his employment agreement described under “— Employment Agreements” below, and after the 1-for-5 reverse stock split discussed in the “Introduction” and Item 11 of this registration statement, 750,000 shares of common stock were reserved for future grants as determined by the compensation committee or the board of directors.
Amended and Restated Management Equity Incentive Plan
     We amended and restated the 2003 Management Equity Incentive Plan (now called the Neenah Enterprises, Inc. Management Equity Incentive Plan) on July 26, 2007. The amendment did not change the total shares authorized for issuance under the plan, so after the 1-for-5 reverse stock split described in the “Introduction” and in Item 11 of this registration statement, an aggregate of 750,000 shares of common stock are available for future grants. No individual may receive grants for more than 400,000 shares of common stock in any calendar year.
     Permissible Grants. The amended plan provides for the issuance of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards and restricted stock units (which entitle the grantee to receive shares of common stock if predetermined conditions are met).
     Administration. For grants to Company directors, the amended plan is administered by the Company’s full board of directors; otherwise it is administered by the compensation committee. The committee, in its discretion, designates the persons to whom awards will be made and will grant awards in the forms and amounts as it determines and impose such limitations, restrictions and other conditions upon any award as it deems appropriate. The amended plan is designed to give the committee a significant amount of discretion in establishing the terms of any award. The committee may delegate authority to administer the plan as it deems appropriate, subject to the express limitations set forth in the plan. The plan is designed to meet the requirements for deductibility of executive compensation under Section 162(m) of the Internal Revenue Code with respect to stock options and stock appreciation rights. Restricted stock awards and restricted stock units may qualify under Section 162(m) if they are granted in accordance with a performance goal established by the committee prior to the grant of an award that is based on the attainment of goals relating to one or more of the same business criteria as those permitted under the annual incentive plan described above.
     Stock Options. The committee may grant options which are designated as incentive stock options or non-qualified stock options; provided, however, that incentive stock options may not be granted to directors. The exercise price for any option may not be less than 100% of the fair market value of the shares on the date of grant.
     Each option grant will be evidenced by a stock option agreement containing the terms and conditions required by the plan and such other terms as the committee may deem appropriate in each case. Each option agreement will state the period or periods of time within which the option may be exercised, as determined by the committee. Options will have a maximum exercise term of ten years from the date of grant.
     To comply with incentive stock option rules under Section 422 of the Code, no person may receive an ISO if, at the time of grant, the person owns, directly or indirectly, more than 10% of the total combined voting power of the Company, unless the exercise price is at least 110% of the fair market value of the shares and the exercise period of the ISO is limited to five years. The maximum fair market value, determined at the time of grant, of shares covered by ISOs that may first become exercisable by any employee in any one calendar year is limited to $100,000.

     Stock Appreciation Rights. The SARs which may be granted under the plan provide a benefit that is measured by the appreciation in value of common stock over a period of time designated by the committee. SARs may be granted concurrently with options (tandem SARs), or on a stand alone basis (stand alone SARs). Each SAR grant will be evidenced by an agreement that specifies the number of SARs granted, the grant price (which may be not less than the fair market value of a share of common stock on the grant date), the term of the SAR, and such other provisions as the committee determines. Upon the exercise of SARs, the grantee will receive an amount determined by multiplying (1) the difference obtained by subtracting the grant price from the value of the common stock on the exercise date, by (2) the number of SARs exercised. The committee may elect to pay that amount in cash, in shares of common stock, or in any combination thereof.
     Restricted Stock Awards. Restricted stock awards may be issued either alone or in addition to other awards granted under the plan. The committee will determine the eligible persons to whom, and the times at which, restricted stock awards will be made, the number of shares to be awarded, the time or times within which awards may be subject to forfeiture and any other terms and conditions of the awards. Restricted stock awards may be conditioned upon the attainment of specified performance goals or other criteria determined by the committee. Unless otherwise provided in the applicable award agreement, the portion of the restricted stock award still subject to restriction will be forfeited by the grantee upon termination of the grantee’s service to the Company for any reason.
     At the time the award is made, stock certificates representing the number of shares of common stock awarded and containing appropriate legends will be issued to the grantee. If and when the applicable restrictions lapse, stock certificates without the restrictive legends will be delivered to the grantee. A grantee receiving a restricted stock award will have all of the rights of a shareholder, including the right to vote the shares and the right to receive any cash dividends. Dividends payable in cash on restricted stock will be paid in cash and dividends payable in stock will be paid in the form of additional restricted stock.
     Restricted Stock Units. Restricted stock units entitle the grantee to receive shares of common stock if predetermined conditions are met. The committee will determine the eligible persons to whom, and the time or times at which, grants will be made, the number of shares to be awarded, the time or times within which the awards may be subject to forfeiture and any other terms and conditions of the awards. The committee may condition the grant of restricted stock units upon the attainment of performance goals or other criteria determined by the committee.
     Unless otherwise provided in the applicable award agreement, the portion of the grant still subject to conditions will be forfeited by the grantee upon termination of the grantee’s service to the Company for any reason. If and when the applicable restrictions lapse, stock certificates for the underlying shares will be delivered to the grantee. A grantee receiving restricted stock units will not be deemed the holder of any shares covered by the award, or have any rights as a shareholder with respect thereto, until the underlying shares are issued to him or her following the lapse of the applicable restrictions. The committee may elect to pay or accumulate dividend equivalents in connection with restricted stock units.
     Effect of Corporate Transactions. The committee may set forth in any grant agreement the effect, if any, that a “change in control” or other, similar transaction shall have on any awards granted hereunder.
     Amendment. The committee may amend the terms of any award to provide rights that are more favorable to any grantee. The committee may not take any action that would adversely affect the grantee without the grantee’s consent.
     Stockholder Approval. The adoption of the amended plan by the board of directors on July 26, 2007 was subject to stockholder approval. On July 31, 2007, the amended plan was approved by the written consent of Tontine Capital Partners, L.P. and Tontine Capital Overseas Master Fund, L.P., the holders of a majority of the outstanding shares of the Company’s common stock.

Certain Federal Income Tax Consequences of the Amended and Restated Management Equity Incentive Plan
     The following is a brief summary of the principal income tax consequences under the Internal Revenue Code of awards made under the amended plan.
     Nonqualified Stock Options. A grantee will not recognize taxable income at the time an NSO is granted. Upon exercise of the NSO, a grantee will recognize compensation income in an amount equal to the difference between the exercise price and the fair market value of the shares on the date of exercise. The amount of such difference will be a deductible expense to the Company for tax purposes. Any subsequent gain is treated as a capital gain.
     Incentive Stock Options. A grantee will not recognize taxable income at the time an ISO is granted. Further, a grantee will not recognize taxable income upon exercise of an ISO if the grantee complies with two separate holding periods: shares acquired upon exercise of an ISO must be held for at least two years after the date of grant and for at least one year after the date of exercise. The difference between the exercise price and the fair market value of the shares at the date of exercise is, however, a tax preference item. When the shares of stock received pursuant to the exercise of an ISO are sold or otherwise disposed of in a taxable transaction, the grantee will recognize a capital gain or loss, measured by the difference between the exercise price and the amount realized. If these holding periods are met with respect to an ISO, the employer will not be allowed any business expense deduction with respect to shares issued upon exercise of an ISO.
     Stock Appreciation Rights. A grantee will not recognize taxable income upon the grant of an SAR. Upon the exercise of an SAR, the amount paid or the value of shares delivered to the grantee will constitute compensation taxable to the grantee as ordinary income. The Company is generally entitled to an income tax deduction for any compensation income taxable to the grantee upon exercise of an SAR.
     Restricted Stock Awards. A grantee receiving a restricted stock award will generally recognize ordinary income in an amount equal to the fair market value of the shares at the time the shares are no longer subject to forfeiture restrictions. While the forfeiture restrictions are in effect, the grantee will recognize compensation income equal to the amount of any dividends received, and the Company will be allowed a deduction for that amount. A grantee may elect, under Section 83(b) of the Code, within 30 days of the grant, to recognize income at the time of grant. The amount of income to be recognized by the individual is equal to the excess of the fair market value of the shares on the date of the election over the amount, if any, paid for the shares. If the grantee makes a Section 83(b) election, any increase in the value of the shares will be treated as a capital gain to the grantee. The Company will generally be entitled to a deduction equal to the amount that is taxable as ordinary income to the grantee in the year that the income is taxable.
      Restricted Stock Units. A grantee who has been granted restricted stock units will not recognize taxable income until the applicable restriction has lapsed. The grantee will then recognize taxable income equal to the fair market value of the shares delivered. The Company is generally entitled to an income tax deduction for any compensation income taxable to the grantee from the award.

Employment Agreements
     We have entered into employment agreements with each of the named executive officers and with Mr. Ostendorf, who became the Company’s President and Chief Executive Officer on July 2, 2007. The agreements establish a base salary as well as providing for a severance payment calculation in the event of termination (pursuant to the 2003 Severance and Change of Control Plan described below) and health (subject to satisfying insurability requirements), 401(k) and other benefits that the named employees are entitled to receive. Non-competition and non-solicitation agreements have been signed as part of the employment agreements, which will apply for a period of three years for Mr. Barrett and two years for Mr. Ostendorf, the Chief Financial Officer and other members of management of the Company, in each case, after termination.
     Pursuant to the employment agreement with Mr. Ostendorf, the Company has agreed to provide him with the following annual compensation: (i) a base salary of $450,000, with future increases subject to review by the Company’s compensation committee; (ii) participation in the Company’s annual incentive plan, with an annual cash target award of 50% of annual base salary (paid at target and prorated for the fiscal year ending September 30, 2007); and (iii) a grant of 250,000 restricted shares of the Company’s common stock (50,000 shares after adjustment for our subsequent 1-for-5 reverse stock split), which vest over a two-year period. The employment agreement entitles Mr. Ostendorf to certain termination payments in the event of termination pursuant to the Company’s 2003 Severance and Change of Control Plan.
     On June 29, 2007, we entered into a new employment agreement with Mr. Barrett in connection with his previously announced transition from President and Chief Executive Officer of the Company to the role of Executive Chairman. The new employment agreement became effective on July 2, 2007, the date that the Company’s new President and Chief Executive Officer, Robert E. Ostendorf, Jr., commenced employment with the Company. As previously announced, Mr. Barrett will retain his position as Chairman of the Board. Mr. Barrett’s duties and responsibilities as Executive Chairman include, among other things, being actively involved in helping to develop corporate strategy, maintaining key relationships with suppliers and investors, and focusing on specific projects and assignments. The Company has agreed to provide Mr. Barrett with a salary of $200,000 per year. Mr. Barrett will also continue to participate in the 2003 Management Annual Incentive Plan for the fiscal year ending September 30, 2007. Under the new employment agreement, if Mr. Barrett is terminated by the Company, other than for “cause“ (as defined in the employment agreement), prior to July 2, 2008, Mr. Barrett will be entitled to received the salary, any incentives payable under the plan and certain other executive benefits that he would have received had he remained employed through that date.
2003 Severance and Change of Control Plan
     Under the 2003 Severance and Change of Control Plan, the executives with whom we have executed employment agreements are entitled to receive Severance Payments, as defined in the 2003 Severance and Change of Control Plan, health benefits and outplacement services if the Company terminates his or her employment without Cause or if he or she terminates his or her employment for Good Reason and a Change of Control Payment, health benefits and outplacement services if a participating executive’s employment is terminated without Cause or the executive resigns from employment for Good Reason within one year of a Change of Control, as such terms are defined in the 2003 Severance and Change of Control Plan. The acquisition by Tontine in May 2006 of beneficial ownership of a majority of our common stock was a Change of Control for this purpose. See Item 7, “Certain Relationships and Related Transactions, and Director Independence.” On June 5, 2007, our board of directors approved amendments to the 2003 Severance and Change of Control Plan (1) to amend the definition of “Change of Control” contained in the plan in light of the change of control that occurred in May 2006, and (2) to increase the period following a Change of Control during which a participant is entitled to receive a Change of Control Payment upon termination of employment without Cause or resignation for Good Reason from 180 days to one year.

     The Severance Payment is equal to (1) the severance multiple listed in each executive’s employment agreement multiplied by (2) the base salary of such executive. The Change of Control Payment is equal to (1) the change of control multiple listed in each executive’s employment agreement multiplied by (2) the base salary of such executive. The severance multiples for Messrs. Barrett, Ostendorf, LaChey, Varkoly, Andrews, and DeRita, respectively are 2.70, 2.00, 2.03, 2.03, 1.88, and 2.03. The change of control multiples for Messrs. Barrett, Ostendorf, LaChey, Varkoly, Andrews, and DeRita, respectively are 3.38, 3.00, 2.70, 2.03, 1.88, and 2.03. The plan also requires payments in certain circumstances to executives sufficient to make them whole for any excise tax imposed under Section 4999 of the Internal Revenue Code.
ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE
     We own 100% of the common stock of NFC Castings, Inc., which owns 100% of the common stock of the Neenah Foundry Company. The shares and per share amounts described herein generally give effect to the 1-for-5 reverse stock split described in the “Introduction” and in Item 11 of this registration statement.
      As previously announced, William M. Barrett had conveyed to our board of directors his desire to transition into the role of Executive Chairman. Robert E. Ostendorf, Jr. succeeded Mr. Barrett as the President and Chief Executive Officer of the Company and of Neenah on July 2, 2007. Mr. Barrett remains as Chairman of the Board and has commenced his new position as Executive Chairman of both the Company and Neenah. Gary W. LaChey, who serves as Corporate Vice President-Finance, Treasurer and Secretary of the Company, also serves in those capacities for Neenah.
     We experienced a change of control in May 2006. Over a period of several months, our officers were apprised by representatives of Tontine, an existing stockholder of the Company, of Tontine’s interest in acquiring additional shares of common stock. On May 19, 2006, we received a Transfer Notice (the “Transfer Notice”) along with an executed Securities Purchase Agreement, dated as of May 19, 2006 (the “Securities Purchase Agreement”), by and among Tontine, MacKay Shields LLC (“MacKay Shields”), Citicorp Mezzanine III, L.P. and certain of its affiliates (collectively “CM-III”) and certain affiliates of Trust Company of the West (“TCW” and with MacKay Shields and CM-III, the “Major Sellers”) and Metropolitan Life Insurance Company (“Met Life”). The Transfer Notice was required under the terms of the Stockholders Agreement dated as of October 8, 2003 (the “Stockholders Agreement”) among the Company, the Management Stockholders (as defined therein) and the Major Sellers, which provided the Company with a first option to purchase the ACP securities proposed to be sold to Tontine by MacKay Shields and CM-III, for the same consideration being offered by Tontine. We determined not to exercise our first option to purchase those securities, and on May 25, 2006, pursuant to the Securities Purchase Agreement, Tontine purchased all of the shares of our common stock, and warrants to purchase shares for an exercise price of $0.01 per share, held by the Major Sellers and Met Life for $1.80 per share and $1.79 per warrant (i.e., $9.00 per share and $8.95 per warrant with an exercise price of $0.05 per share after adjustment for our subsequent 1-for-5 reverse stock split), payable in cash.

     On May 26, 2006, Tontine also purchased 1,333,330 shares for $1.80 per share (i.e., 266,666 shares for $9.00 per share, after adjusting for the subsequent reverse stock split) from certain officers and employees of Neenah and/or the Company (including Messrs. Barrett, LaChey, Varkoly, Andrews and DeRita) who collectively owned a total of 4,000,000 shares (i.e., 800,000 shares after adjusting for the subsequent reverse stock split) (the “Sellers”) pursuant to the terms of a Stock Purchase Agreement, dated as of May 19, 2006 (the “Stock Purchase Agreement”). The Stock Purchase Agreement also granted each Seller a right to “put” an additional one-third of his or her shares, collectively 1,333,330 additional shares (i.e., 266,666 shares after adjusting for the subsequent reverse stock split), subject to specified terms and conditions, to Tontine one year after the initial closing for $1.80 per share (i.e., $9.00 per share after adjusting for the subsequent reverse stock split). Certain Sellers exercised their put options and, as a result, Tontine acquired an additional 1,259,801 shares (i.e., 251,960 shares after adjusting for the subsequent reverse stock split) from those Sellers on June 4, 2007. On June 12, 2007, Tontine exercised all warrants that it beneficially owned for 21,139,220 shares of ACP common stock (i.e., 4,227,844 shares after adjusting for the subsequent reverse stock split).
     The amount of ACP securities initially purchased pursuant to the Securities Purchase Agreement and the Stock Purchase Agreement was 18,152,355 shares and 20,992,053 warrants (i.e., 3,630,471 shares and warrants to purchase 4,198,410 shares after adjusting for the subsequent reverse stock split), representing 48.4% of all shares outstanding on a fully-diluted basis. The aggregate consideration paid for such securities was approximately $70.25 million. ACP securities purchased by Tontine were purchased with working capital and on margin collateralized by other securities owned by Tontine. Tontine’s margin transactions are with UBS Securities LLC, on that firm’s usual terms and conditions.
     In connection with the purchase of the ACP securities by Tontine pursuant to the Securities Purchase Agreement and the Stock Purchase Agreement, the provisions of the Stockholders Agreement terminated on May 25, 2006.
     As provided by the Stockholders Agreement, our board of directors then consisted of five directors. Under the Stockholders Agreement, MacKay Shields designated two members to the board of directors and CM-III and TCW each designated one member to the board of directors. Effective upon consummation of the transactions described above, three of those four directors resigned from the board of directors of the Company and its subsidiaries, and the board of directors unanimously elected Joseph V. Lash, David B. Gendell and Stephen E. K. Graham to the board of directors to fill the vacancies created by those resignations. William M. Barrett and Jeffrey G. Marshall continued to serve on the board of directors. Tontine purchased an aggregate of 400,000 shares of common stock at a price of $1.80 per share (i.e., 80,000 shares at a price of $9.00 per share after adjusting for the subsequent reverse stock split), from two of the former directors subsequent to their resignations from the board of directors and purchased 200,000 shares (i.e., 40,000 shares after adjusting for the subsequent reverse stock split) from a charity that acquired those shares from a third director.

     Immediately before the 1-for-5 reverse stock split described in the “Introduction” and Item 11 of this registration statement, Tontine beneficially owned, in the aggregate, 45,328,488 shares, representing approximately 56% of all shares outstanding on a fully-diluted basis and approximately 66% of the shares then actually outstanding, which included 4,177,112 shares and warrants to purchase 147,167 shares (which subsequently were exercised) that Tontine beneficially owned prior to entering into the Securities Purchase Agreement and the Stock Purchase Agreement, as well as 1,259,801 shares that Tontine acquired from certain officers and employees of Neenah and/or the Company on June 4, 2007 and 21,139,220 shares that it acquired upon exercise of its warrants on June 12, 2007. Accordingly, immediately after the reverse stock split Tontine beneficially owned, in the aggregate, 9,065,697 shares of our common stock, representing approximately 56% of all shares outstanding on a fully-diluted basis and approximately 66% of the shares then actually outstanding.
     The purchase of the ACP securities by Tontine in May 2006 as described above constituted a Change of Control of Neenah, as defined in the indentures governing Neenah’s $133.1 million of then outstanding 11% Notes and $100 million of then outstanding 13% Notes. In accordance with those indentures, upon a Change of Control, Neenah was required to make tender offers to purchase all outstanding 11% Notes and all outstanding 13% Notes. Both tender offers were required to be made at a price of 101% of the principal amount of the Notes, plus accrued and unpaid interest to the date of purchase. Neenah entered into an agreement with Tontine whereby Tontine agreed that Tontine or an affiliate would acquire directly any 11% Notes and any 13% Notes that were tendered in the change of control tender offers. In accordance with that agreement, Tontine purchased all $115,000 of 11% Notes and all $76.3 million of 13% Notes that were tendered in the change of control tender offers. As of December 29, 2006, Tontine continued to own, and to receive the interest payable on, those securities. On December 29, 2006, Neenah acquired all of the 11% Notes (including those owned by Tontine). It also acquired $75 million of Tontine’s 13% Notes in exchange for $75 million of new 12 1/2% Notes and issued a redemption notice for all of the remaining 13% Notes (including those owned by Tontine). The remaining $25 million of 13% Notes were redeemed on February 2, 2007.
Director Independence
     Our board of directors has determined that Mr. Ferrara, Mr. Graham and Mr. Marshall are independent as determined in reference to the standards of The Nasdaq Stock Market. All of the members of our audit committee and our compensation committee are independent. The members of the corporate governance/nomination committee are Mr. Ferrara (Chairman), Mr. Barrett, Mr. Graham, Mr. Lash and Mr. Marshall. Mr. Barrett and Mr. Lash are not independent as determined under the standards of The Nasdaq Stock Market. If our common stock were, in the future, to be listed on The Nasdaq Stock Market, we believe we would qualify as a “controlled company” under the relevant rules, and as such, we would not be subject to the requirements that a majority of our board of directors and all of the members of the governance/nominating and compensation committees consist of independent directors within the meaning of the Nasdaq regulations.

ITEM 8. LEGAL PROCEEDINGS
     We are involved in various claims and litigation in the normal course of business. In the judgment of management, the ultimate resolution of these matters is not likely to materially affect our consolidated financial statements, except with respect to the matters described below.
     Due to neighborhood complaints, we are presently operating the Gregg facility under the terms of an order of abatement with the California South Coast Air Quality Management District (SCAQMD). Despite being in compliance with federal and state emission laws, the order requires us to comply with certain operating parameters in an effort to reduce odors. Failure to operate within such criteria could result in the SCAQMD terminating operations at the Gregg facility. The current order expires on September 15, 2007, after which we expect to operate the Gregg facility pursuant to a new operating permit. We believe we are in compliance with the testing and operating requirements mandated by the current order and that our actions have resulted in a substantial reduction in the intensity and frequency of downwind odors.
     We recently settled a previously disclosed claim from an investment bank for $3.34 million in fees allegedly arising from Tontine’s acquisition of control of the Company in May 2006. We paid $1.5 million to settle the claim. See Item 7, “Certain Relationships and Related Transactions, and Director Independence” and Note 6 and Note 11 in the Notes to Consolidated Financial Statements.
ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
     There is no public trading market for our common stock or warrants. We intend to have our shares of common stock traded on the OTC Bulletin Board when this registration statement becomes effective. In addition, in the future, we anticipate that we will seek to have our shares of common stock listed on The Nasdaq Stock Market if and when we satisfy the eligibility requirements, but there is no assurance that we will be successful in doing so.
     We have not declared or paid any cash dividends on our common stock, and we do not anticipate doing so in the foreseeable future. We currently intend to retain future earnings, if any, to operate our business and finance future growth strategies. The loan covenants under Neenah’s 2006 Credit Facility, the indenture for Neenah’s 9 1/2% Notes and Neenah’s 12 1/2% Notes restrict the payment of cash dividends, with certain limited exceptions. As of August 2, 2007, there were 15 holders of record of our common stock.
     As of August 6, 2007, after giving effect to the 1-for-5 reverse stock split described in the “Introduction” and Item 11 of this registration statement, and taking into account its recent acquisition of shares from management and its exercise of warrants to purchase shares, Tontine beneficially owned 9,065,697 shares of our common stock. See Item 4, “Security Ownership of Certain Beneficial Owners and Management,” and Item 7, “Certain Relationships and Related Transactions, and Director Independence.” As a result of these transactions, and the amendment and restatement of our certificate of incorporation, as of August 6, 2007, there were:

•	35,000,000 authorized shares of common stock and 1,000,000 authorized shares of preferred stock, of which 13,672,764 shares of common stock and no shares of preferred stock were outstanding; and

•	outstanding warrants to purchase 2,537,235 shares of common stock.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES
Since October 1, 2003, we have issued and sold the following securities:

•	In the fiscal year ended September 30, 2004, ACP issued 913,605 shares of common stock (182,721 shares after adjustment for our subsequent 1-for-5 reverse stock split) upon exercise of warrants to certain warrant holders for the aggregate exercise price of $9,136 ($0.01 per share before adjusting for the reverse stock split), in transactions exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 and Section 1145 of the United States Bankruptcy Code.

•	In the fiscal year ended September 30, 2005, ACP issued 3,260,997 shares of common stock (652,199 shares after adjusting for our subsequent 1-for-5 reverse stock split) upon exercise of warrants to certain warrant holders for the aggregate exercise price of $32,610 ($0.01 per share before adjusting for the reverse stock split), in transactions exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 and Section 1145 of the United States Bankruptcy Code.

•	On June 12, 2007, Tontine exercised all warrants that it beneficially owned, acquiring 21,139,220 shares of ACP common stock (4,227,844 shares after adjusting for our subsequent 1-for-5 reverse stock split) for an aggregate exercise price of $211,392 ($0.01 per share before adjusting for the reverse stock split). This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act.

•	ACP also issued 250,000 shares of restricted common stock (50,000 shares after adjusting for our subsequent 1-for-5 reverse stock split) to Mr. Ostendorf under the Neenah Foundry Company 2003 Management Equity Incentive Plan when he commenced employment with the Company on July 2, 2007. The shares were issued in consideration of future services to be rendered as an employee of the Company. This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act.

ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED
     We have provided below a summary description of the material features and provisions of our capital stock. This description is qualified in its entirety by the full text of our fourth amended and restated certificate of incorporation and amended and restated bylaws filed as exhibits to this registration statement. For more complete information, you should read the full text of our amended and restated certificate of incorporation and bylaws, as well as the applicable provisions of Delaware law.
      As described under “Introduction,” in connection with this registration statement we have amended and restated our certificate of incorporation and bylaws. The fourth amended and restated certificate of incorporation and the restated bylaws became effective on August 3, 2007. Upon the effectiveness of our fourth amended and restated certificate of incorporation, a reverse stock split automatically occurred in which each five shares of our common stock outstanding immediately prior to the effective time were combined and converted into one share of new common stock, with any resulting fractional share interests to be paid in cash. Unless otherwise indicated, the summary description below generally refers to the provisions of our fourth amended and restated certificate of incorporation and our new amended and restated bylaws adopted in connection with it.
Authorized Capital Stock
     Our third amended and restated certificate of incorporation (which was in effect until August 3, 2007) authorized us to issue 100,000,000 shares of common stock, par value $0.01 per share. At the close of business on August 3, 2007, our fourth amended and restated certificate of incorporation became effective and effected a 1-for-5 reverse split of our common stock and changed our authorized capital stock to 35,000,000 shares of common stock and 1,000,000 shares of preferred stock.
     Immediately before the reverse stock split, our outstanding stock consisted of 68,363,822 shares of common stock (including outstanding awards of restricted stock) and no shares of preferred stock. We also had outstanding as of that date warrants entitling the holders to purchase an additional 12,686,178 shares of common stock, at an exercise price of $0.01 per share. The warrants are exercisable at any time until October 7, 2013.
     Following the reverse stock split, our authorized capital stock consists of 35,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. Immediately following the reverse stock split, we had outstanding approximately 13,673,000 shares of common stock. In addition, the warrants were adjusted proportionately as appropriate to reflect the reverse stock split and, as a result, we had outstanding warrants to purchase approximately 2,537,000 additional shares, at an exercise price of $0.05 per share. In addition to the 2,537,000 shares reserved for issuance upon exercise of the warrants, 750,000 shares were reserved for issuance under our management equity incentive plan. No preferred stock was outstanding or reserved for issuance.
Common Stock
     Voting Rights. The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders. Holders of shares of common stock are not entitled to cumulate their votes in the election of directors. Directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Generally, unless a different vote is required by law, the certificate of incorporation or the bylaws, all other matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by the holders of common stock present in person or represented by proxy at a meeting at which a quorum is present, subject to any voting rights granted to holders of any preferred stock then outstanding. Subject to any voting rights of holders of any outstanding preferred stock, amendments to our certificate of incorporation and stockholder amendments to our bylaws generally must be approved by the affirmative vote of the holders of a majority of the outstanding shares of common stock.

     Dividends. Holders of common stock will share equally on a pro rata basis in any dividends as may be declared by our board of directors out of funds legally available for that purpose, subject to any preferential rights of any outstanding preferred stock.
     Other Rights. Upon voluntary or involuntary liquidation, dissolution or winding up of our company, after payment in full of the amounts required to be paid to creditors and holders of any preferred stock that may be then outstanding, all holders of common stock are entitled to share equally on a pro rata basis in the remaining assets available for distribution to them.
     No shares of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock or other securities of our company. There are no other subscription rights or conversion rights and there are no sinking fund provisions applicable to our common stock.
     All of the shares of common stock outstanding after completion of the reverse stock split are validly issued, fully paid and nonassessable.
     American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock.
Preferred Stock
     Our board of directors is authorized, without action by our stockholders, to designate and issue our preferred stock in one or more series and to designate the powers, preferences and rights of each series. Our fourth amended and restated certificate of incorporation authorizes the board of directors to determine, among other things, any voting, dividend, redemption, conversion and liquidation powers, rights and preferences applicable to each series. The board of directors, without stockholder approval, may issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock. The ability of the board of directors to issue preferred stock without stockholder approval could also have the effect of delaying, deferring or preventing a change of control of our company or the removal of existing management. No shares of our preferred stock are outstanding, and we have no present plans to issue any shares of preferred stock.
Board of Directors
     Under our fourth amended and restated certificate of incorporation, the number of directors constituting the board is fixed from time to time solely by the board of directors pursuant to a resolution adopted by the vote of a majority of the directors then in office at a meeting at which a quorum is present, and may not be fixed by any other person or persons, but the number of directors cannot be less than three or more than nine (plus the number of directors, if any, as may be elected pursuant to the terms of any preferred stock that may be outstanding). Under our amended and restated bylaws, all vacancies on the board of directors, including those created by an increase in the number of directors between annual meetings of the stockholders, may be filled only by a majority vote of the remaining directors then in office, even if less than a quorum, or by the sole remaining director (and not by the stockholders, unless there are no remaining directors). Generally, the directors will be elected at each annual meeting of stockholders, and each director will hold office until his or her successor is duly elected and qualified or until his or her earlier death, disqualification, resignation or removal. Generally, any director or the entire board of directors may be removed, with or without cause, at any annual or special meeting of stockholders, by the holders of a majority of voting power of all issued and outstanding stock entitled to vote at an election of directors.
Opt Out of Delaware Anti-Takeover Law
     Our certificate of incorporation provides that we have opted out of the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” (as defined in Section 203) with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. An “interested stockholder” is generally defined as any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date of determination of interested stockholder status; and the affiliates and associates of any such person. Because we have opted out in the manner permitted under Delaware law, the restrictions of Section 203 do not apply to our company.
Certificate of Incorporation and Bylaw Provisions That Could Have Anti-Takeover Effects
     Some provisions of our certificate of incorporation and bylaws, which are summarized in the following paragraphs, could make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to stockholders.
     No Cumulative Voting. Under the Delaware General Corporation Law, stockholders are denied the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation expressly provides that holders of shares of common stock will not have cumulative voting rights.
     No Stockholder Action by Written Consent; Calling of Special Meetings of Stockholders. Our certificate of incorporation prohibits stockholder action by written consent in lieu of a meeting. It also provides that special meetings of our stockholders may be called only by the board of directors or by the chairman of the board and must be called upon the written request of the holders of not less than 50% of the outstanding shares of common stock.
     Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our bylaws provide that stockholders seeking to nominate directors or bring other business before an annual or special meeting of stockholders must provide timely notice of their nominations or other business in writing to the corporate secretary. Ordinarily, to be timely, a stockholder’s notice must be delivered to the corporate secretary at our principal executive offices not less 90 nor more than 120 days prior to the anniversary date of the annual meeting of stockholders in the immediately preceding year (which anniversary date, in the case of the 2008 annual meeting, will be deemed to be January 25, 2008). Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before a meeting of stockholders or make nominations for directors.
     Limitations on Liability and Indemnification of Officers and Directors. The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors’ fiduciary duties. Our certificate of incorporation includes a provision that so eliminates the personal liability of a director for monetary damages for breaches of fiduciary duty as a director to the fullest extent permitted by Delaware law. See Item 12, “Indemnification of Directors and Officers,” below.
     Our bylaws generally provide that we must indemnify our directors and officers to the fullest extent authorized by the Delaware General Corporation Law. We are also expressly authorized to carry directors’ and officers’ insurance providing protection for our directors and officers against some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and officers. See Item 12, “Indemnification of Directors and Officers,” below.
     The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders.
     Authorized But Unissued Shares. Our authorized but unissued shares of common stock and preferred stock generally will be available for future issuance without the approval of holders of common stock. We may use these additional shares for a variety of corporate purposes, including future offerings to raise additional capital, corporate acquisitions and employee benefit plans. The authorization of our undesignated preferred stock makes it possible for our board of directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes of control of our management.
     Number of Directors; Removal of Directors by Stockholders; Filling Vacancies. Although directors may be removed, with or without cause, by a majority vote of the stockholders, vacancies on the board can be filled only by a majority vote of the remaining directors then in office, and the number of directors constituting the board, within the limits contained in the certificate of incorporation, can be fixed only by the board of directors, as described in “Board of Directors” above.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS
Limitations on Liability of Directors
     Our certificate of incorporation limits the personal liability of our directors to the corporation and its stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for money damages for breach of fiduciary duty as a director, except for liability:
•	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions; and

•	for any transaction from which the director derived an improper personal benefit.
Indemnification and Insurance
     Our bylaws contain provisions indemnifying our directors and officers and providing for the advancement of their expenses to the fullest extent authorized by Delaware law. The indemnification and advancement of expenses provided for under Delaware law is not exclusive of any other rights to which these persons may be entitled.
     In addition, we maintain directors’ and officers’ liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts.
     Delaware Law. We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding, if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful.
     A Delaware corporation may indemnify any person who was, is or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation.
     To the extent that a present or former director or officer has been successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which the officer or director has actually and reasonably incurred.

     Section 145 also authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against the person and incurred by the person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145.
     Bylaws; Other Provisions for Indemnification. In our bylaws, we have agreed to indemnify our directors and officers to the fullest extent authorized by the Delaware General Corporation Law as it exists or may be amended in the future, and to advance their expenses to the fullest extent not prohibited by law. Any amendment or repeal of the indemnification provisions in our bylaws that adversely affects any right of an indemnified person shall not apply with respect to acts or omissions occurring prior to the amendment or repeal. Our bylaws provide that the board of directors may authorize indemnification for employees and other agents of the corporation. Our bylaws also cover certain procedural matters not dealt with in the Delaware General Corporation Law. Furthermore, our officers or directors who are also officers or directors of our subsidiaries may be entitled to indemnification pursuant to provisions of such subsidiaries’ governing corporate laws, articles of incorporation and bylaws.
     Insurance. Our directors and officers are covered by directors’ and officers’ insurance policies maintained by us.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
     The consolidated financial statements required by this item are included in Item 15 hereof.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
     None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

Page
(a) Financial Statements.

Audited Consolidated Financial Statements
Report of Ernst & Young LLP, Independent Registered Public Accounting Firm	77
Consolidated Balance Sheets as of September 30, 2006 and 2005	78
Consolidated Statements of Operations for the years ended September 30, 2006, 2005 and 2004	80
Consolidated Statements of Changes in Stockholder’s Equity (Deficit) for the years ended September 30, 2006, 2005 and 2004	81
Consolidated Statements of Cash Flows for the years ended September 30, 2006, 2005 and 2004	82
Notes to Consolidated Financial Statements	83

Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of June 30, 2007 and September 30, 2006	108
Condensed Consolidated Statements of Operations for the nine months ended June 30, 2007 and 2006	109
Condensed Consolidated Statements of Cash Flows for the nine months ended June 30, 2007 and 2006	110
Notes to Condensed Consolidated Financial Statements	111

(b) Exhibits.

See the Exhibit Index following the signature page of this report, which is incorporated herein by reference.

(c) Financial Statement Schedules.

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm.	115

Schedule II. Valuation and Qualifying Accounts of Neenah Enterprises, Inc.	116

Schedules not included have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
The Board of Directors
Neenah Enterprises, Inc.
We have audited the accompanying consolidated balance sheets of Neenah Enterprises, Inc. (formerly ACP Holding Company) and Subsidiaries (the Company) as of September 30, 2006 and 2005 (Reorganized Company), and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years ended September 30, 2006 and 2005 and the period from October 1, 2003 to September 30, 2004 (Reorganized Company) and the portion of October 1, 2003 related to the Predecessor Company’s reorganization gain. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Reorganized Company at September 30, 2006 and 2005, and the consolidated results of operations and cash flows for the years ended September 30, 2006 and 2005 and the period from October 1, 2003 to September 30, 2004 (Reorganized Company) and the portion of October 1, 2003 related to the Predecessor Company’s reorganization gain, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 1 to the financial statements, effective October 8, 2003, the Company was reorganized under a plan of reorganization confirmed by the United States Bankruptcy Court, District of Delaware. The financial statements of the Reorganized Company reflect the impact of adjustments to reflect the fair value of assets and liabilities under fresh start accounting, which was applied effective October 1, 2003. As a result, the financial statements of the Reorganized Company are presented on a different basis than those of the Predecessor Company and, therefore, are not comparable in all respects.
/s/ Ernst & Young LLP
Milwaukee, Wisconsin
May 11, 2007, except for Note 11, as to which the date is August 3, 2007

Neenah Enterprises, Inc.
Consolidated Balance Sheets
(In Thousands, Except Share and Per Share Data)

	September 30
	2006	2005

Assets
Current assets:
Cash	$910	$3,484
Accounts receivable, less allowance for doubtful accounts of $1,885 in 2006 and $2,093 in 2005	85,161	85,795
Inventories	61,847	59,123
Deferred income taxes	2,697	3,304
Other current assets	7,425	6,897

Total current assets	158,040	158,603

Property, plant and equipment:
Land	7,209	6,708
Buildings and improvements	18,733	16,917
Machinery and equipment	88,562	74,026
Patterns	13,527	12,753
Construction in progress	3,679	2,994

	131,710	113,398
Less accumulated depreciation	34,832	22,148

	96,878	91,250

Deferred financing costs, net of accumulated amortization of $1,509 in 2006 and $1,012 in 2005	1,695	2,192
Identifiable intangible assets, net of accumulated amortization of $21,365 in 2006 and $14,245 in 2005	62,072	69,192
Goodwill	86,699	86,699
Other assets	5,536	4,619

	156,002	162,702

	$410,920	$412,555

Neenah Enterprises, Inc.
Consolidated Balance Sheets
(In Thousands, Except Share and Per Share Data)

	September 30
	2006	2005

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$29,766	$30,305
Income taxes payable	2,550	5,562
Accrued wages and employee benefits	13,713	16,586
Accrued interest	7,157	7,134
Other accrued liabilities	2,882	2,369
Current portion of long-term debt	27,750	33,668
Current portion of capital lease obligations	161	—

Total current liabilities	83,979	95,624

Long-term debt	236,445	238,086
Capital lease obligations	1,060	—
Deferred income taxes	26,931	23,759
Postretirement benefit obligations	10,141	10,404
Pension benefit obligations	8,036	22,401
Other liabilities	5,100	4,886

Total liabilities	371,692	395,160

Commitments and contingencies

Stockholders’ equity:
Common stock, par value $0.01 per share; 35,000,000 shares authorized; 9,394,920 issued and outstanding	94	94
Capital in excess of par value	5,477	5,477
Retained earnings	34,499	18,350
Accumulated other comprehensive loss	(842)	(6,526)

Total stockholders’ equity	39,228	17,395

	$410,920	$412,555

See accompanying notes.

Neenah Enterprises, Inc.
Consolidated Statements of Operations
(In Thousands, except per share amounts)

	Reorganized			Predecessor
	Years Ended
	September 30			October 1
	2006	2005	2004	2003

Net sales	$542,452	$541,772	$450,942	$—
Cost of sales	442,558	440,818	375,124	—

Gross profit	99,894	100,954	75,818	—

Selling, general and administrative expenses	34,314	34,467	27,374	—
Litigation settlement	—	6,500	—	—
Amortization expense	7,120	7,124	7,121	—
Loss on disposal of property, plant and equipment	127	953	465	—

Operating income	58,333	51,910	40,858	—

Other income (expense):
Interest expense	(33,410)	(33,419)	(33,392)	—
Interest income	83	13	29	—
Reorganization gain	—	—	—	52,854

Income from continuing operations before income taxes	25,006	18,504	7,495	52,854
Provision for income taxes	8,857	3,409	3,881	—

Income from continuing operations	16,149	15,095	3,614	52,854

Discontinued operations:
Loss from discontinued operations, net of income tax benefit of $(240)	—	—	(359)	—

Net income	$16,149	$15,095	$3,255	$52,854

Earnings (loss) per share:
Basic:
from continuing operations	$1.72	$1.71	$0.45
from discontinued operations	—	—	(0.05)

Total basic	$1.72	$1.71	$0.40

Diluted:
from continuing operations	$0.99	$0.94	$0.23
from discontinued operations	—	—	(0.02)

Total diluted	$0.99	$0.94	$0.21

See accompanying notes.

Neenah Enterprises, Inc.
Consolidated Statements of Changes in Stockholders’ Equity
(Dollars In Thousands)

					Accumulated
				Retained	Other
			Capital	Earnings	Comprehensive
	Preferred	Common	in Excess of	(Accumulated	(Loss)
	Stock	Stock	Par Value	Deficit)	Income	Total

Balance at September 30, 2003 (Predecessor Company)	$1	$11	$—	$(38,630)	$(9,309)	$(47,927)
Effect of fresh start accounting under plan of reorganization	(1)	74	5,444	38,630	9,309	53,456

Reorganized Company
Balance at October 1, 2003	—	85	5,444	—	—	5,529

Exercise of stock warrants for 182,721 shares of common stock		2	7	—	—	9
Net income		—	—	3,255	—	3,255

Balance at September 30, 2004		87	5,451	3,255	—	8,793
Exercise of stock warrants for 652,199 shares of common stock		7	26	—	—	33
Components of comprehensive income:
Net income		—	—	15,095	—	15,095
Pension liability adjustment, net of tax effect of $4,350		—	—	—	(6,526)	(6,526)

Total comprehensive income						8,569

Balance at September 30, 2005
Components of comprehensive income:		94	5,477	18,350	(6,526)	17,395
Net income		—	—	16,149	—	16,149
Pension liability adjustment, net of tax effect of $(3,789)		—	—	—	5,684	5,684

Total comprehensive income						21,833

Balance at September 30, 2006		$94	$5,477	$34,499	$(842)	$39,228

See accompanying notes.

Neenah Enterprises, Inc.
Consolidated Statements of Cash Flows
(In Thousands)

	Reorganized			Predecessor
	Years Ended
	September 30			October 1
	2006	2005	2004	2003

Operating activities
Net income	$16,149	$15,095	$3,255	$52,854
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Noncash reorganization gain	—	—	—	(77,210)
Provision for obsolete inventories	318	356	456	—
Provision for bad debts	433	2,153	1,043	—
Depreciation	13,123	11,740	10,871	—
Amortization of identifiable intangible assets	7,120	7,124	7,121	—
Amortization of deferred financing costs and discount on notes	2,081	2,110	2,070	—
Loss on disposal of property, plant and equipment	127	953	465	—
Deferred income taxes	(10)	(5,191)	3,620	—
Changes in operating assets and liabilities:
Accounts receivable	201	(6,628)	(26,847)	—
Inventories	(3,042)	1,640	(2,013)	—
Other current assets	(528)	281	(1,254)	—
Accounts payable	(539)	1,155	(2,619)	—
Accrued liabilities	(5,349)	6,686	7,740	—
Postretirement benefit obligations	(263)	(171)	256	—
Pension benefit obligations	(5,284)	(3,631)	(1,498)	—
Other liabilities	214	(118)	70	—

Net cash provided by (used in) operating activities	24,751	33,554	2,736	(24,356)

Investing activities
Purchase of property, plant and equipment	(17,803)	(17,572)	(12,713)	—
Proceeds from sale of property, plant and equipment	196	905	55	—
Other	(525)	347	475	—

Net cash used in investing activities	(18,132)	(16,320)	(12,183)	—

Financing activities
Proceeds from long-term debt	—	84	14,450	—
Payments on long-term debt and capital				—
lease obligations	(9,193)	(13,716)	(5,012)
Proceeds from exercise of stock warrants	—	33	9
Debt issuance costs	—	(151)	—	—

Net cash provided by (used in) financing activities	(9,193)	(13,750)	9,447	—

Increase (decrease) in cash	(2,574)	3,484	—	(24,356)
Cash at beginning of year	3,484	—	—	24,356

Cash at end of year	$910	$3,484	$—	$—

Supplemental disclosures of cash flows information:
Interest paid	$31,306	$31,315	$24,182	$—
Income taxes paid	11,864	5,622	568	—
See accompanying notes.

Neenah Enterprises, Inc.
Notes to Consolidated Financial Statements
(In thousands)
1. Organization and Description of Business
Neenah Enterprises, Inc. (formerly ACP Holding Company) (“NEI”) is a Delaware corporation which has no business activity other than its ownership of NFC Castings, Inc. Neenah Foundry Company (Neenah) is a wholly owned subsidiary of NFC Castings, Inc. NEI, together with its subsidiaries, is referred to as “the Company.” Neenah, together with its subsidiaries, manufactures gray and ductile iron castings and forged components for sale to industrial and municipal customers. Industrial castings are custom-engineered and are produced for customers in several industries, including the medium and heavy-duty truck components, farm equipment, heating, ventilation and air-conditioning industries. Municipal castings include manhole covers and frames, storm sewer frames and grates, tree grates and specialty castings for a variety of applications and are sold principally to state and local government entities, utilities and contractors. The Company’s sales generally are unsecured.
Neenah has the following subsidiaries, all of which are wholly owned: Deeter Foundry, Inc. (Deeter); Mercer Forge Corporation and subsidiaries (Mercer); Dalton Corporation and subsidiaries (Dalton); Advanced Cast Products, Inc. and subsidiaries (Advanced Cast Products); Gregg Industries, Inc. (Gregg); Neenah Transport, Inc. (Transport) and Cast Alloys, Inc. (Cast Alloys), which is inactive. Deeter manufactures gray iron castings for the municipal market and special application construction castings. Mercer manufactures forged components for use in transportation, railroad, mining and heavy industrial applications and microalloy forgings for use by original equipment manufacturers and industrial end users. Dalton manufactures gray iron castings for refrigeration systems, air conditioners, heavy equipment, engines, gear boxes, stationary transmissions, heavy-duty truck transmissions and other automotive parts. Advanced Cast Products manufactures ductile and malleable iron castings for use in various industrial segments, including heavy truck, construction equipment, railroad, mining and automotive. Gregg manufactures gray and ductile iron castings for industrial and commercial use. Transport is a common and contract carrier licensed to operate in the continental United States. The majority of Transport’s revenues are derived from transport services provided to the Company.
On August 5, 2003, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court, District of Delaware (the Bankruptcy Court). On September 26, 2003, the Bankruptcy Court confirmed the Company’s Plan of Reorganization, and on October 8, 2003, the Company consummated the Plan of Reorganization and emerged from its Chapter 11 reorganization proceedings with a significantly restructured balance sheet. The accompanying consolidated financial statements for

Neenah Enterprises, Inc.
Notes to Consolidated Financial Statements (continued)
1. Organization and Description of Business (continued)
the portion of October 1, 2003 related to the reorganization gain have been prepared in accordance with American Institute of Certified Public Accountant’s Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code” (SOP 90-7).
Although the effective date of the Plan of Reorganization was October 8, 2003, due to the immateriality of the results of operations for the period between October 1, 2003 and the effective date, the Company has accounted for the consummation of the Plan of Reorganization as if it had occurred on October 1, 2003 and implemented the fresh start provisions (fresh start) of SOP 90-7 as of that date. Fresh start required that the Company adjust the historical cost of its assets and liabilities to their fair value. The fair value of the reorganized entity, or the reorganization value, of approximately $290,000 was determined by an independent party based on multiples of earnings before interest, income taxes, depreciation and amortization (EBITDA) and discounted cash flows under the Company’s financial projections.
Reorganization gain for the Predecessor on October 1, 2003 consisted of the following:

Net gain on extinguishment of debt	$178,563
Net loss resulting from fresh start fair value adjustments to assets and liabilities	(125,709)

Total reorganization gain	$52,854

2. Summary of Significant Accounting Policies
Principles of Consolidation
The consolidated financial statements include the accounts of NEI and its subsidiaries. All intercompany transactions have been eliminated in consolidation.
Stock Split
As further discussed in Note 11, on August 3, 2007, the Company changed its authorized capital stock to 35,000,000 shares of common stock and 1,000,000 shares of preferred stock (the preferred stock was first authorized on August 3, 2007), and effected a 1-for-5 reverse split of its common stock. The number of shares and per share data in the accompanying financial statements have been adjusted for this reverse stock split.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Neenah Enterprises, Inc.
Notes to Consolidated Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Accounts Receivable
The Company evaluates the collectibility of its accounts receivable based on a number of factors. For known collectibility concerns, an allowance for doubtful accounts is recorded based on the customer’s ability and likelihood to pay based on management’s review of the facts. For all other accounts, the Company recognizes an allowance based on the length of time the receivable is past due based on historical experience. Adjustments to these estimates may be required if the financial condition of the Company’s customers were to change. The Company does not require collateral or other security on accounts receivable.
Inventories
Inventories at September 30, 2006 and 2005 are stated at the lower of cost or market. The cost of inventories for Neenah and Dalton is determined on the last-in, first-out (LIFO) method for substantially all inventories except supplies, for which cost is determined on the first-in, first-out (FIFO) method. The cost of inventories for Deeter, Mercer, Advanced Cast Products and Gregg is determined on the FIFO method. LIFO inventories comprise 38% and 42% of total inventories at September 30, 2006 and 2005, respectively. If the FIFO method of inventory valuation had been used by all companies, inventories would have been approximately $6,600 and $6,901 higher than reported at September 30, 2006 and 2005, respectively. Additionally, cost of sales in the accompanying consolidated statements of operations would have been approximately $721 and $1,039 higher for the years ended September 30, 2006 and 2005, respectively, had the Company not experienced a decrement in certain inventory quantities that are valued on the LIFO method.
Property, Plant and Equipment
Property, plant and equipment acquired prior to September 30, 2003 are stated at fair value, as required by fresh start accounting. Additions to property, plant and equipment subsequent to October 1, 2003 are stated at cost. Depreciation for financial reporting purposes is provided over the estimated useful lives (3 to 40 years) of the respective assets using the straight-line method.
Deferred Financing Costs
Costs incurred to obtain long-term financing are amortized using the effective interest method over the term of the related debt.

Neenah Enterprises, Inc.
Notes to Consolidated Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Identifiable Intangible Assets
Identifiable intangible assets, primarily customer lists and tradenames, are amortized on a straight-line basis. The estimated useful lives of customer lists, tradenames and other are 10 years, 40 years and 15 years, respectively.
Goodwill
Goodwill is tested for impairment annually during the fourth fiscal quarter or more frequently if an event indicates that the goodwill might be impaired in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” Based on such tests, there was no impairment of goodwill recorded in fiscal 2006, 2005 or 2004. All goodwill is within the Castings segment.
Impairment of Long-Lived Assets
Property, plant and equipment and identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. Such analyses necessarily involve significant judgment.
Revenue Recognition
Revenues are recognized when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred and ownership has transferred to customer; the price to the customer is fixed and determinable; and collectibility is reasonably assured. The Company meets these criteria for revenue recognition upon shipment of product, which corresponds with transfer of title.
Shipping and Handling Costs
Shipping and handling costs billed to customers are recognized within net sales. Shipping and handling costs are included in cost of sales.

Neenah Enterprises, Inc.
Notes to Consolidated Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Advertising Costs
Advertising costs are expensed as incurred. Advertising costs for continuing operations were $564, $470 and $525 for the years ended September 30, 2006, 2005 and 2004, respectively.
Income Taxes
Deferred income taxes are provided for temporary differences between the financial reporting and income tax basis of the Company’s assets and liabilities and are measured using currently enacted tax rates and laws.
Financial Instruments
The carrying value of the Company’s financial instruments, including cash, accounts receivable and accounts payable approximate fair value. The fair value of the Company’s long-term debt is approximately $281,634 at September 30, 2006 and compares to a carrying value of $264,195. The fair value of the Senior Subordinated and Senior Secured Notes with a face value of $233,130 is based on quoted market prices.
Comprehensive Income
Comprehensive income represents net income plus any gains or losses that, under U.S. generally accepted accounting principles, are excluded from net income and recognized directly as a component of stockholders’ equity.
Earnings Per Share
Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Dilutive earnings per share is computed reflecting the potential dilutive effect of share based awards and stock warrants under the treasury stock method, which assumed the Company uses proceeds from the exercise of share based awards and stock warrants to repurchase the Company’s common stock at the average market price during the period. In applying the treasury stock method, the market price for the Company’s common stock was determined based on observable market prices and valuation techniques.

Neenah Enterprises, Inc.
Notes to Consolidated Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
The following table sets forth the computation of basic and diluted earnings (loss) per share for the years ended September 30 (in thousands):

	2006	2005	2004

Numerator:
Income (loss) used in computing basic and diluted earnings per share:
Income from continuing operations	$16,149	$15,095	$3,614
Loss from discontinued operations	—	—	(359)

Net income	$16,149	$15,095	$3,255

Denominator:
Denominator for basic earnings per share - weighted-average common shares outstanding	9,395	8,841	8,078
Effect of dilutive securities – employee stock compensation plan	150	400	600
Effect of dilutive securities – stock warrants	6,731	6,828	7,174

Denominator for diluted earnings per share - adjusted weighted-average shares outstanding	16,276	16,069	15,852

Stock Based Compensation
The Company has a 2003 Management Equity Incentive Plan (the Plan) which provides for the issuance of share based awards to key employees and directors up to an aggregate amount of 1,600,000 shares of common stock. The Plan allows for the grant of incentive or non-qualified stock option awards and restricted stock awards. As of September 30, 2006, share based awards to purchase 800,000 shares of common stock are available for grant under this plan.
Prior to October 1, 2005, the Company accounted for share based awards under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees,” and related Interpretations, as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation.” Effective October 1, 2005, as a non-public entity that previously used the minimum value method for proforma disclosure purposes under SFAS No. 123, the Company adopted the fair value recognition provisions of SFAS 123(R), “Share-Based Payment,” using the prospective-transition method. Accordingly, the provisions of SFAS No. 123(R) are applied prospectively to new awards and to awards modified, repurchased or cancelled after the adoption date.

Neenah Enterprises, Inc.
Notes to Consolidated Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
New Accounting Pronouncements
In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4.” SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Adoption of SFAS No. 151 did not have a material impact on the Company’s financial condition, results of operations or cash flows.
In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (FIN 48), which clarifies the accounting for uncertainty in tax positions. This interpretation requires that the Company recognize in its financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. This interpretation is effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact FIN 48 will have on its financial statements.
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” SFAS No. 158 amends SFAS No. 87, “Employers’ Accounting for Pensions,” SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions,” and SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” The amendments retain most of the existing measurement and disclosure guidance and will not change the amounts recognized in the Company’s statement of operations. SFAS No. 158 requires companies to recognize a net asset or liability with an offset to equity, by which the defined benefit post-retirement obligation is over- or under-funded. SFAS No. 158 requires prospective application, and the recognition and disclosure requirements will be effective for the Company’s fiscal year ending September 30, 2007. The Company is currently evaluating the impact SFAS No. 158 will have on its consolidated balance sheets.

Neenah Enterprises, Inc.
Notes to Consolidated Financial Statements (continued)
3. Inventories
Inventories consist of the following as of September 30:

	2006	2005
Raw materials	$7,857	$6,905
Work in process and finished goods	38,437	37,088
Supplies	15,553	15,130

	$61,847	$59,123

4. Intangible Assets
Identifiable intangible assets consist of the following as of September 30:

	2006		2005
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization
Amortizable intangible assets:
Customer lists	$67,000	$20,100	$67,000	$13,401
Tradenames	16,282	1,234	16,282	823
Other	155	31	155	21

	$83,437	$21,365	$83,437	$14,245

The Company does not have any intangible assets deemed to have indefinite lives. The Company expects to recognize amortization expense of $7,120 in each of the five fiscal years subsequent to September 30, 2006.

Neenah Enterprises, Inc.
Notes to Consolidated Financial Statements (continued)
5. Long-Term Debt
Long-term debt consists of the following as of September 30:

	2006	2005
13% Senior Subordinated Notes	$100,000	$100,000
11% Senior Secured Notes, less unamortized discount of $6,337 and $7,921	126,191	124,607
Term Loan Facilities	13,409	16,564
Revolving Credit Facility	24,595	30,502
Other	—	81

	264,195	271,754
Less current portion	27,750	33,668

	$236,445	$238,086

Neenah’s Credit Facility provides for a revolving credit line of up to $92,085 (with a $5,000 sublimit available for letters of credit and a term loan in the aggregate original principal amount of $22,085 which requires annual principal payments of $3,155 through fiscal 2008, with the remainder due in fiscal 2009). The Credit Facility matures on October 8, 2009. The Credit Facility is secured by substantially all of Neenah’s tangible and intangible assets. The interest rate on the Credit Facility is based on LIBOR (5.625% at September 30, 2006) or prime plus an applicable margin, based upon Neenah meeting certain financial statistics. The weighted-average interest rate on the revolving credit line outstanding borrowings at September 30, 2006 is 7.65%. Substantially all of Neenah’s wholly owned subsidiaries are co-borrowers with Neenah under the Credit Facility and are jointly and severally liable with Neenah for all obligations under the Credit Facility, subject to customary exceptions for transactions of this type. In addition, NFC Castings, Inc. (Neenah’s immediate parent), and the remaining wholly owned subsidiaries of Neenah jointly and severally guarantee Neenah’s obligations under the Credit Facility, subject to customary exceptions for transactions of this type.

Neenah Enterprises, Inc.
Notes to Consolidated Financial Statements (continued)
5. Long-Term Debt (continued)
The borrowers’ and guarantors’ obligations under the Credit Facility are secured by a first priority perfected security interest, subject to customary restrictions, in substantially all of the tangible and intangible assets of Neenah and its subsidiaries. The Senior Secured Notes, and the guarantees in respect thereof, are equal in right of payment to the Credit Facility, and the guarantees in respect thereof. The liens in respect of the Senior Secured Notes are junior to the liens securing the Credit Facility and guarantees thereof. Borrowings under the Revolving Credit Facility have been classified as current liabilities in the accompanying consolidated balance sheets in accordance with the consensus of Emerging Issues Task Force No. 95-22, “Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that include both a Subjective Acceleration Clause and a Lock-Box Arrangement.”
The Senior Secured Notes mature on September 30, 2010 and bear interest at 11%. Interest is payable semiannually on January 1 and July 1. The Senior Secured Notes are secured by substantially all of Neenah’s tangible and intangible assets; however, they are second in priority to the borrowings under the Credit Facility. Neenah’s obligations under the Senior Secured Notes are guaranteed on a secured basis by each of its wholly owned subsidiaries. The Senior Subordinated Notes are unsecured, mature on September 30, 2013 and bear interest at 13%. Interest of 5% is payable in cash and 8% may be paid-in-kind semiannually on January 1 and July 1. Through July 1, 2006, the Company has paid the interest in cash. The Senior Secured and the Senior Subordinated Notes are fully, unconditionally, jointly and severally guaranteed by all of Neenah’s subsidiaries.
The Credit Facility, Senior Secured and the Senior Subordinated Notes contain various financial and nonfinancial covenants, including those which restrict Neenah from incurring additional indebtedness and prohibit dividend payments, stock redemptions and certain other transactions. At September 30, 2006, Neenah is in compliance with all covenants.
Scheduled annual principal payments on long-term debt for fiscal years subsequent to September 30, 2006 are (the future maturities do not reflect the refinancing transactions discussed in Note 11):

2007	$27,750
2008	3,155
2009	7,099
2010	126,191
2011	—
Thereafter	100,000

$264,195

Neenah Enterprises, Inc.
Notes to Consolidated Financial Statements (continued)
6. Commitments and Contingencies
The Company leases certain plants, warehouse space, machinery and equipment, office equipment and vehicles under operating leases. Rent expense for continuing operations under these operating leases for the years ended September 30, 2006, 2005 and 2004 totaled $2,923, $2,920 and $2,999, respectively.
During the year ended September 30, 2006, the Company financed purchases of property, plant and equipment totaling $1,271 by entering into capital lease obligations. Property, plant and equipment under leases accounted for as capital leases as of September 30, 2006 are as follows:

Machinery and equipment	$1,344
Less accumulated depreciation	214

$1,130

Minimum rental payments due under operating and capital leases for fiscal years subsequent to September 30, 2006, are as follows:

	Operating	Capital
	Leases	Leases
2007	$1,858	$228
2008	1,473	228
2009	799	228
2010	448	228
2011	347	228
Thereafter	237	315

Total minimum lease payments	$5,162	1,455

Less amount representing interest		234

Present value of minimum lease payments		1,221
Less current portion		161

Capital lease obligations		$1,060

Neenah Enterprises, Inc.
Notes to Consolidated Financial Statements (continued)
6. Commitments and Contingencies (continued)
The Company is partially self-insured for workers’ compensation claims. An accrued liability is recorded for claims incurred but not yet paid or reported and is based on current and historical claim information. The accrued liability may ultimately be settled for an amount different than the recorded amount. Adjustments of the accrued liability are recorded in the period in which they become known.
Approximately 65% of the Company’s work force is covered by collective bargaining agreements. The collective bargaining agreements for Neenah and the Kendallville location of Dalton, which represent 35% of the Company’s work force, are scheduled to expire during fiscal 2007.
In the normal course of business, the Company is named in legal proceedings. On August 5, 2005 the Company settled a legal matter related to the proposed sale of one of its subsidiaries by paying a cash settlement of $6,500.
The Company is continuing to invest in a $54,000 capital project to replace a mold line at its Neenah facility. The new mold line is expected to significantly enhance operating efficiencies, increase capacity and provide expanded molding capabilities for municipal products. The Company anticipates that operating cash flows and borrowings under Neenah’s Credit Facility will be sufficient to fund this and other anticipated operational investments, including working capital and capital expenditure needs, over the remaining construction timeframe. The Company expects the new mold line to become operational in early calendar 2008. The Company has committed to $37,485 of expenditures related to the new mold line.
The Company is presently disputing a claim from an investment bank for $3,340 in fees allegedly arising from the acquisition of control of NEI by Tontine Capital Partners, LP (Tontine) in May 2006. Although it is not possible to predict with certainty the outcome of this unresolved matter, the Company has reserved $550 for this matter in accordance with U.S. generally accepted accounting principles at September 30, 2006 (see Note 11).

Neenah Enterprises, Inc.
Notes to Consolidated Financial Statements (continued)
7. Stockholders’ Equity
As further discussed in Note 11, as of August 3, 2007, the authorized capital of NEI consists of 1,000,000 shares of preferred stock, with a par value of $0.01 per share, and 35,000,000 shares of common stock, with a par value of $0.01 per share. All common shares have equal voting rights. No shares of preferred stock have been issued.
In conjunction with the Plan of Reorganization on October 8, 2003, NEI issued 7,600,000 shares of common stock to holders of the Pre-Petition Senior Subordinated Notes, 800,000 restricted shares of common stock to certain members of management and 160,000 shares of common stock to members of the Board of Directors. In addition, warrants to purchase up to 7,600,000 shares of common stock were issued to holders of Pre-Petition Senior Subordinated Notes and a Pre-Petition PIK Note. The warrants are exercisable at any time until October 7, 2013, have an exercise price of $0.05 per share and were determined to have a fair value of $602 at date of issue. At September 30, 2006 and 2005, warrants to purchase 6,765,080 shares of common stock were outstanding.
The 800,000 shares of restricted stock awards granted on October 8, 2003, under the 2003 Management Equity Incentive Plan, vest one fourth on the date of grant, with equal annual cliff vesting for the remaining unvested portion over a three year period, contingent on employment and subject to acceleration in the event of a significant transaction, as defined in the award agreement. These restricted shares were determined to have a nominal fair value at the date of grant. As provided for under the terms of the award, the vesting of all nonvested restricted stock awards was accelerated on May 25, 2006, such that the awards were fully vested, as a result of a change in control of the Company. There have been no grants of share based payments subsequent to October 8, 2003.
8. Income Taxes
The provision for income taxes consists of the following:

	Years Ended September 30
	2006	2005	2004
Current:
Federal	$7,553	$7,032	$(700)
State	1,314	1,568	721

	8,867	8,600	21
Deferred	(10)	(5,191)	3,620

	$8,857	$3,409	$3,641

Neenah Enterprises, Inc.
Notes to Consolidated Financial Statements (continued)
8. Income Taxes (continued)
The provision for income taxes is included in the consolidated statements of operations as follows:

	Years Ended September 30
	2006	2005	2004
Continuing operations	$8,857	$3,409	$3,881
Discontinued operations	—	—	(240)

	$8,857	$3,409	$3,641

The provision for income taxes differs from the amount computed by applying the federal statutory rate of 35% to income before income taxes as follows:

	Years Ended September 30
	2006	2005	2004
Provision at statutory rate	$8,752	$6,476	$2,414
State income taxes, net of federal taxes	851	815	469
Permanent differences due to reorganization	—	(885)	763
Change in tax method of determining LIFO inventory	—	(2,679)	—
Change in enacted state tax laws	(758)	—	—
Other	12	(318)	(5)

Provision for income taxes	$8,857	$3,409	$3,641

Neenah Enterprises, Inc.
Notes to Consolidated Financial Statements (continued)
8. Income Taxes (continued)
Deferred income tax assets and liabilities consist of the following as of September 30:

	2006	2005
Deferred income tax liabilities:
Inventories	$(1,195)	$(905)
Property, plant and equipment	(11,667)	(10,939)
Identifiable intangible assets	(24,069)	(27,677)
Other	(336)	(382)

	(37,267)	(39,903)

Deferred income tax assets:
Employee benefit plans	8,926	14,972
Accrued vacation	2,237	2,191
Other accrued liabilities	997	1,414
State net operating loss carryforwards	155	264
Other	873	871

Total deferred tax assets	13,188	19,712
Valuation allowance for deferred income tax assets	(155)	(264)

	13,033	19,448

Net deferred income tax liability	$(24,234)	$(20,455)

Included in the consolidated balance sheets as:
Current deferred income tax asset	$2,697	$3,304
Noncurrent deferred income tax liability	(26,931)	(23,759)

	$(24,234)	$(20,455)

As of September 30, 2006, the Company has state net operating loss carryforwards of $1,405 which expire through fiscal 2016. A full valuation allowance has been established for all state net operating loss carryforwards due to the uncertainty regarding the realization of the deferred tax benefit through future earnings.

Neenah Enterprises, Inc.
Notes to Consolidated Financial Statements (continued)
9. Employee Benefit Plans
Defined-Benefit Pension Plans and Postretirement Benefits
The Company sponsors five defined-benefit pension plans covering the majority of its hourly employees. Retirement benefits under the pension plans are based on years of service and defined-benefit rates. The Company has elected a measurement date of June 30 for all of its pension plans. The Company funds the pension plans based on actuarially determined cost methods allowable under Internal Revenue Service regulations. During the year ended September 30, 2006, the Company amended one of its defined-benefit pension plans to freeze its defined benefit rate and credited years of service as of December 31, 2005. No curtailment gain or loss was required in conjunction with freezing this defined-benefit plan.
The Company also sponsors unfunded defined-benefit postretirement health care plans covering substantially all salaried and hourly employees at Neenah and their dependents. For salaried employees at Neenah, benefits are provided from the date of retirement for the duration of the employee’s life, while benefits for hourly employees at Neenah are provided from retirement to age 65. Retirees’ contributions to the plans are based on years of service and age at retirement. The Company funds benefits as incurred. The Company has elected a measurement date of June 30 for these plans.
FASB Financial Staff Position No. FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (the Act), addresses the impact of the Act enacted in December 2003. The Act provides a prescription drug subsidy benefit for Medicare eligible employees starting in 2006. During fiscal 2005, it was determined that the benefit levels of the Company’s defined-benefit postretirement health care plan covering salaried employees met the criteria set forth by the Act to qualify for the subsidy. Effective with the June 30, 2005 measurement date, the effects of the subsidy were used in measuring the plan’s benefit obligation and net periodic postretirement benefit cost. The effect of the subsidy was to reduce the net periodic postretirement benefit cost by approximately $337 and $56 for the years ended September 30, 2006 and 2005, respectively, and reduce the accumulated postretirement benefit obligation by approximately $2,044 and $415 as of the June 30, 2006 and 2005, respectively, measurement date. The amount of subsidy payments expected to be received is approximately $58 in fiscal 2007.

Neenah Enterprises, Inc.
Notes to Consolidated Financial Statements (continued)
9. Employee Benefit Plans (continued)
Obligations and Funded Status
The following table summarizes the funded status of the pension plans and postretirement benefit plans and the amounts recognized in the consolidated balance sheets at September 30, 2006 and 2005:

	Pension		Postretirement
	Benefits		Benefits
	2006	2005	2006	2005
Change in benefit obligation:
Benefit obligation, October 1	$78,162	$62,190	$7,351	$8,914
Service cost	2,328	2,008	153	161
Interest cost	4,083	3,870	282	363
Unrecognized prior service cost	422	—	—	—
Actuarial (gains) losses	(10,324)	12,548	(1,748)	(1,655)
Benefits paid	(2,757)	(2,454)	(407)	(432)

Benefit obligation, September 30	$71,914	$78,162	$5,631	$7,351

Change in plan assets:
Fair value of plan assets, October 1	$54,648	$49,020	$—	$—
Actual return on plan assets	3,963	3,892	—	—
Company contributions	8,519	4,190	407	432
Benefits paid	(2,757)	(2,454)	(407)	(432)

Fair value of plan assets, September 30	$64,373	$54,648	$—	$—

Funded status of the plans:
Benefit obligation in excess of plan assets	$(7,541)	$(23,514)	$(5,631)	$(7,351)
Unrecognized prior service cost	392	—	(396)	(429)
4th quarter contributions	—	1,200	101	109
Unrecognized net (gains) losses	908	10,789	(4,215)	(2,733)

	$(6,241)	$(11,525)	$(10,141)	$(10,404)

Amounts recognized in the consolidated balance sheets at September 30:
Accrued pension or postretirement benefit liability	$(8,036)	$(22,401)	$(10,141)	$(10,404)
Intangible asset (included in other assets)	392	—	—	—
Deferred income tax asset	561	4,350	—	—
Accumulated other comprehensive loss	842	6,526	—	—

	$(6,241)	$(11,525)	$(10,141)	$(10,404)

The accumulated benefit obligation for the Company’s defined benefit pension plans was $71,930 and $78,248 at September 30, 2006 and 2005, respectively. At September 30, 2006, pension plans with benefit obligations in excess of plan assets had an aggregate projected benefit obligation of $67,884 and aggregate fair value of plan assets of $60,236.

Neenah Enterprises, Inc.
Notes to Consolidated Financial Statements (continued)
9. Employee Benefit Plans (continued)
Benefit Costs
Components of net periodic benefit cost for the years ended September 30 are as follows:

	Pension Benefits			Postretirement Benefits
	2006	2005	2004	2006	2005	2004
Service cost	$2,328	$2,008	$1,964	$153	$161	$286
Interest cost	4,083	3,870	3,663	282	363	523
Expected return on plan assets	(4,732)	(4,157)	(3,630)	—	—	—
Amortization of prior service cost	30	—	—	(33)	(32)	(32)
Recognized net actuarial (gain) loss	185	2	20	(265)	(244)	(33)

Net periodic benefit cost	$1,894	$1,723	$2,017	$137	$248	$744

Assumptions
Weighted-average assumptions used to determine benefit obligations as of September 30 are as follows:

	Pension Benefits		Postretirement Benefits
	2006	2005	2006	2005
Discount rate	6.25%	5.25%	6.25%	5.25%
The increase in the discount rate used to determine benefit obligations as of September 30, 2006 from 5.25% to 6.25% caused a decrease of $10,396 in the projected benefit obligation of the Company’s pension plans.

Neenah Enterprises, Inc.
Notes to Consolidated Financial Statements (continued)
9. Employee Benefit Plans (continued)
Weighted-average assumptions used to determine net periodic benefit cost for the years ended September 30 are as follows:

	Pension Benefits			Postretirement Benefits
	2006	2005	2004	2006	2005	2004
Discount rate	5.25%	6.25%	6.25%	5.25%	6.25%	6.25%
Expected long-term rate of return on plan assets	7.50% to 8.50%	7.50% to 8.50%	7.50% to 8.50%	—	—	—
For measurement purposes, the healthcare cost trend rate was assumed to be 10% decreasing gradually to 5.0% in 2016 and then remaining at that level thereafter. The healthcare cost trend rate assumption has a significant effect on the amounts reported. A one percentage point change in the healthcare cost trend rate would have the following effect:

	1% Increase	1% Decrease
Effect on total of service cost and interest cost	$104	$(77)
Effect on postretirement benefit obligation	996	(778)
Pension Plan Assets
The following table summarizes the weighted-average asset allocations of the pension plans at September 30:

	2006	2005
Asset category:
Equity securities	51%	47%
Debt securities	32	34
Real estate	3	3
Other	14	16

	100%	100%

Neenah Enterprises, Inc.
Notes to Consolidated Financial Statements (continued)
9. Employee Benefit Plans (continued)
The Company employs a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. The intent of this strategy is to minimize plan expenses by maximizing investment returns within that prudent level of risk. The investment portfolio contains a diversified blend of equity and fixed income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks as well as growth, value, and small and large capitalizations. The Company’s targeted asset allocation ranges as a percentage of total market value are as follows: equity securities 45% to 55% and debt securities 30% to 35%. None of the plans’ equity securities are invested in common stock of NEI. Additionally, cash balances are maintained at levels adequate to meet near term plan expenses and benefit payments. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews.
The Company’s overall expected long-term rates of return on assets range from 7.50% to 8.50%. The expected long-term rates of return are based on the portfolio of each defined benefit pension plan as a whole and not on the sum of the returns of individual asset categories. The rates of return are based on historical returns adjusted to reflect the current view of the long-term investment market.
Benefit Payments and Contributions
The following benefit payments, which reflect expected future service, as appropriate, and are net of expected Medicare subsidy receipts, are expected to be paid for fiscal years subsequent to September 30, 2006:

2007	$2,986
2008	3,048
2009	3,300
2010	3,473
2011	3,707
2012 – 2016	24,254

$40,768

The Company expects to contribute $3,286 to its pension plans during fiscal 2007.

Neenah Enterprises, Inc.
Notes to Consolidated Financial Statements (continued)
9. Employee Benefit Plans (continued)
Defined-Contribution Retirement Plans
The Company sponsors various defined-contribution retirement plans (the Plans) covering substantially all salaried and certain hourly employees. The Plans allow participants to make 401(k) contributions in amounts ranging from 1% to 15% of their compensation. The Company matches between 35% and 50% of the participants’ contributions up to a maximum of 6% of the employee’s compensation, as defined. The Company may make additional voluntary contributions to the Plans as determined annually by the Board of Directors. Total Company contributions amounted to $2,034, $1,861 and $1,195 for the years ended September 30, 2006, 2005 and 2004, respectively.
Other Employee Benefits
The Company provides unfunded supplemental retirement benefits to certain active and retired employees at Dalton. At September 30, 2006, the present value of the current and long-term portion of these supplemental retirement obligations totaled $246 and $2,117, respectively. At September 30, 2005, the present value of the current and long-term portion of these supplemental retirement obligations totaled $232 and $2,347, respectively.
Certain of Dalton’s hourly employees are covered by a multi-employer, defined-benefit pension plan pursuant to a collective bargaining agreement. The Company’s expense for the years ended September 30, 2006, 2005 and 2004, was $356, $337 and $361, respectively.
Substantially all of Mercer’s union employees are covered by a multiemployer, defined-benefit pension plan pursuant to a collective bargaining agreement. The Company’s expense for the years ended September 30, 2006, 2005 and 2004, was $221, $290 and $141, respectively.
10. Segment Information
The Company has two reportable segments, Castings and Forgings. The Castings segment manufactures and sells gray and ductile iron castings for the industrial and municipal markets, while the Forgings segment manufactures forged components for the industrial market. The Other segment includes machining operations and freight hauling.

Neenah Enterprises, Inc.
Notes to Consolidated Financial Statements (continued)
10. Segment Information (continued)
The Company evaluates performance and allocates resources based on the operating income before depreciation and amortization charges of each segment. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales and transfers are recorded at cost plus a share of operating profit. The following segment information is presented for continuing operations:

	Years Ended September 30
	2006	2005	2004

Revenues from external customers:
Castings	$495,384	$491,159	$414,575
Forgings	41,222	44,348	29,853
Other	20,703	22,507	22,035
Elimination of intersegment revenues	(14,857)	(16,242)	(15,521)

	$542,452	$541,772	$450,942

Income (loss) from continuing operations:
Castings	$16,149	$15,095	$3,614
Forgings	(605)	(570)	(2,482)
Other	345	189	1,980
Elimination of intersegment loss	260	381	502

	$16,149	$15,095	$3,614

Total assets:
Castings	$472,760	$475,725	$478,820
Forgings	6,399	7,040	8,110
Other	10,285	13,268	12,097
Elimination of intersegment assets	(78,524)	(83,478)	(91,587)

	$410,920	$412,555	$407,440

Neenah Enterprises, Inc.
Notes to Consolidated Financial Statements (continued)
10. Segment Information (continued)

	Castings	Forgings	Other	Total

Year ended September 30, 2006:
Interest expense	$29,309	$3,368	$733	$33,410
Interest income	78	—	5	83
Provision for income taxes	7,077	1,569	211	8,857
Depreciation and amortization expense	18,105	916	1,222	20,243
Expenditures for long-lived assets	16,866	417	520	17,803

Year ended September 30, 2005:
Interest expense	$29,543	$3,387	$489	$33,419
Interest income	13	—	—	13
Provision for income taxes	1,642	479	1,288	3,409
Depreciation and amortization expense	16,979	815	1,070	18,864
Expenditures for long-lived assets	15,966	948	658	17,572

Year ended September 30, 2004:
Interest expense	$29,392	$3,476	$524	$33,392
Interest income	29	—	—	29
Provision (credit) for income taxes	3,648	(385)	618	3,881
Depreciation and amortization expense	16,254	749	989	17,992
Expenditures for long-lived assets	11,589	398	726	12,713

Neenah Enterprises, Inc.
Notes to Consolidated Financial Statements (continued)
10. Segment Information (continued)
Geographic Information

		Long-Lived
	Net Sales	Assets (1)

Year ended September 30, 2006:
United States	$521,193	$96,878
Foreign countries	21,259	—

	$542,452	$96,878

Year ended September 30, 2005:
United States	$509,104	$91,250
Foreign countries	32,668	—

	$541,772	$91,250

Year ended September 30, 2004:
United States	$428,081	$87,276
Foreign countries	22,861	—

	$450,942	$87,276

(1)	Represents fixed assets.
11. Subsequent Events
On December 29, 2006, the Company repaid its outstanding indebtedness under Neenah’s then existing credit facility, repurchased all $133,130 of Neenah’s outstanding 11% Senior Secured Notes due 2010 through an issuer tender offer, retired $75,000 of Neenah’s outstanding 13% Senior Subordinated Notes due 2013 (the “13% Notes”) by exchanging them for $75,000 of new 12 1/2% Senior Subordinated Notes due 2013 (the “12 1/2% Notes”) in a private transaction, and called for redemption all $25,000 of Neenah’s 13% Notes that remained outstanding after the exchange for 12 1/2% Notes. These remaining 13% Notes were redeemed on February 2, 2007. To fund these payments and to provide cash for capital expenditures, ongoing working capital requirements and general corporate purposes, Neenah (a) issued $225,000 of new 9 1/2% Senior Secured Notes due 2017 and $75,000 of 12 1/2% Notes and (b) entered into an amended and restated credit facility providing for borrowings in an amount up to $100,000.
On June 12, 2007, stock warrants were exercised resulting in the issuance of 4,227,844 shares of NEI common stock.
On June 29, 2007, the Company settled the claim from an investment bank discussed in Note 6 for $1,500.
On July 2, 2007, 50,000 restricted shares of common stock were granted to the Company’s new President and Chief Executive Officer, Robert E. Ostendorf, Jr., under his employment agreement. The shares vest over a two year period.
On July 26, 2007, the board of directors proposed, declared advisable and recommended that the stockholders of the Company approve an amendment and restatement of the Company’s certificate of incorporation. On July 31, 2007, the holders of a majority of the Company’s outstanding shares of common stock took action by written consent without a meeting to approve the amendment and restatement of the Company’s certificate of incorporation to, among other things, (1) change the Company’s name to Neenah Enterprises, Inc., (2) effect a 1-for-5 reverse split of the Company’s common stock and (3) change the authorized capital stock to 35,000,000 shares of common stock and 1,000,000 shares of preferred stock. The amendment and restatement became effective on August 3, 2007. All references to numbers of common shares and per share data in the accompanying financial statements have been adjusted to reflect the reverse stock split on a retroactive basis (subject to minor further adjustment when the aggregate resulting fractional share interests to be paid in cash are determined).

Neenah Enterprises, Inc.
Notes to Consolidated Financial Statements (continued)
12. Quarterly Results of Operations (Unaudited)

	Year Ended September 30, 2006
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Net sales	$121,714	$130,513	$147,724	$142,501
Gross profit	19,090	21,219	29,951	29,634
Net income	720	1,057	6,842	7,530

Earnings per common share:
Basic	$0.08	$0.12	$0.74	$0.80
Diluted	0.05	0.07	0.42	0.47

	Year Ended September 30, 2005
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Net sales	$121,864	$131,527	$145,685	$142,696
Gross profit	19,168	20,460	31,347	30,979
Net income	612	1,175	6,130	7,178

Earnings per common share:
Basic	$0.07	$0.13	$0.69	$0.80
Diluted	0.04	0.07	0.38	0.45

Neenah Enterprises, Inc.

Condensed Consolidated Balance Sheets
(In Thousands, Except Share and Per Share Data)

	June 30,	September 30,
	2007	2006(1)
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$—	$910
Accounts receivable, net	77,980	85,161
Inventories	67,505	61,847
Deferred income taxes	2,697	2,697
Refundable income taxes	8,415	—
Other current assets	8,512	7,425

Total current assets	165,109	158,040

Property, plant and equipment	165,023	131,710
Less accumulated depreciation	44,462	34,832

	120,561	96,878

Deferred financing costs, net	3,612	1,695
Identifiable intangible assets, net	56,730	62,072
Goodwill	86,699	86,699
Other assets	5,392	5,536

	$438,103	$410,920

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$27,644	$29,766
Income taxes payable	—	2,550
Accrued wages and employee benefits	10,550	13,713
Accrued interest	—	7,157
Other accrued liabilities	5,723	2,882
Current portion of long-term debt	18,805	27,750
Current portion of capital lease obligations	161	161

Total current liabilities	62,883	83,979

Long-term debt	300,000	236,445
Capital lease obligations	1,326	1,060
Deferred income taxes	26,931	26,931
Postretirement benefit obligations	10,258	10,141
Other liabilities	12,187	13,136

Total liabilities	413,585	371,692

Commitments and contingencies

Stockholders’ equity:
Common stock, par value $.01 per share — 35,000,000 shares authorized, 13,622,764 issued and outstanding at 6/30/07 and 9,394,920 issued and outstanding at 9/30/06	136	94
Capital in excess of par value	5,646	5,477
Retained earnings	19,578	34,499
Accumulated other comprehensive loss	(842)	(842)

Total stockholders’ equity	24,518	39,228

	$438,103	$410,920

See notes to condensed consolidated financial statements.

(1)	The balance sheet as of September 30, 2006 has been derived from the audited financial statements as of that date but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

Neenah Enterprises, Inc.
Condensed Consolidated Statements of Operations
(Unaudited)
(In Thousands, Except Per Share Data)

	Nine Months Ended
	June 30,
	2007	2006
Net sales	$355,969	$399,951
Cost of sales	304,314	329,691

Gross profit	51,655	70,260
Selling, general and administrative expenses	27,865	25,893
Amortization of intangible assets	5,342	5,339
Loss (gain) on disposal of equipment	(22)	(19)
Debt refinancing costs	20,429	—

Total operating expenses	53,614	31,213

Operating income (loss)	(1,959)	39,047
Net interest expense	(22,469)	(24,910)

Income (loss) before income taxes	(24,428)	14,137
Income tax provision (benefit)	(9,507)	5,518

Net income (loss)	$(14,921)	$8,619

Earnings (loss) per share:
Basic	$(1.54)	$0.94
Diluted	$(1.54)	$0.54

Shares used in the computation of earnings (loss) per share:
Basic	9,677	9,195
Effect of dilutive securities	—	6,930

Diluted	9,677	16,125

See notes to condensed consolidated financial statements.

Neenah Enterprises, Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited)
(In Thousands)

	Nine Months Ended
	June 30,
	2007	2006
Operating activities
Net income (loss)	$(14,921)	$8,619
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	15,385	15,042
Amortization of deferred financing costs and discount on notes	670	1,561
Write-off of deferred financing costs and discount on notes	7,512	—
Changes in operating assets and liabilities	(26,758)	(23,942)

Net cash provided by (used in) operating activities	(18,112)	1,280

Investing activities
Purchase of property, plant and equipment	(33,315)	(13,368)

Net cash used in investing activities	(33,315)	(13,368)

Financing activities
Net change in revolver balance	(5,790)	9,792
Proceeds from long-term debt	300,000	1,244
Payments on long-term debt and capital lease obligations	(227,224)	(2,432)
Proceeds from exercise of stock warrants	211	—
Payment of tender premium	(12,917)	—
Debt issuance costs	(3,763)	—

Net cash provided by financing activities	50,517	8,604

Decrease in cash and cash equivalents	(910)	(3,484)
Cash and cash equivalents at beginning of period	910	3,484
Cash and cash equivalents at end of period	$—	$—

See notes to condensed consolidated financial statements.

Neenah Enterprises, Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
(In Thousands)
Note 1 — Basis of Presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal and recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the nine months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the year ending September 30, 2007. For further information, refer to the Company’s audited annual consolidated financial statements and related notes thereto included herein.
Note 2 – Inventories
The components of inventories are as follows:

	June 30,	September 30,
	2007	2006
Raw materials	$7,488	$7,857
Work in process and finished goods	43,019	38,437
Supplies	16,998	15,553

	$67,505	$61,847

Note 3 — Recent Accounting Pronouncements
In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (FIN 48), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company recognize in its financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. This interpretation is effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact FIN 48 will have on its financial statements.
In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (SFAS No. 158). SFAS No. 158 amends SFAS No. 87, “Employers’ Accounting for Pensions,” SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions,” and SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” The amendments retain most of the existing measurement and disclosure guidance and will not change the amounts recognized in the Company’s statement of operations. SFAS No. 158 requires companies to recognize a net asset or liability with an offset to equity, by which the defined benefit post-retirement obligation is over- or under-funded. SFAS No. 158 requires prospective application, and the recognition and disclosure requirements will be effective for the Company’s fiscal year ending September 30, 2007. The Company is currently evaluating the impact SFAS No. 158 will have on its consolidated balance sheet.

Neenah Enterprises, Inc.
Notes to Condensed Consolidated Financial Statements (continued)
Note 4 — Employee Benefit Plans
Components of Net Periodic Benefit Cost
The Company has five defined-benefit pension plans covering the majority of its hourly employees and also sponsors unfunded defined benefit postretirement health care plans covering substantially all salaried and hourly employees and their dependents. Components of net periodic benefit costs are as follows for the nine months ended June 30, 2007 and 2006 (in thousands):

	Pension Benefits		Postretirement Benefits
	Nine Months Ended June 30,		Nine Months Ended June 30,
	2007	2006	2007	2006
Service cost	$1,349	$2,003	$150	$202
Interest cost	3,251	3,154	225	480
Expected return on plan assets	(3,862)	(3,421)	—	—
Amortization of prior service cost (credit)	22	—	(38)	(30)
Recognized net actuarial loss (gain)	—	16	(154)	(322)

Net periodic benefit cost	$760	$1,752	$183	$330

Employer Contributions
For the nine months ended June 30, 2007, $2,256 of contributions have been made to the defined-benefit pension plans. The Company presently anticipates contributing an additional $141 to fund its pension plans in fiscal 2007 for a total of $2,397.
Note 5 — Refinancing Transactions
On December 29, 2006, the Company repaid its outstanding indebtedness under Neenah’s then existing credit facility, repurchased all $133,130 of Neenah’s outstanding 11% Senior Secured Notes due 2010 through an issuer tender offer, retired $75,000 of Neenah’s outstanding 13% Senior Subordinated Notes due 2013 (the “13% Notes”) by exchanging them for $75,000 of new 12 1/2% Senior Subordinated Notes due 2013 (the “12 1/2% Notes”) in a private transaction, and issued a notice to redeem the remaining $25,000 of 13% Notes that remained outstanding after the initial exchange. The remaining 13% Notes were redeemed on February 2, 2007. To fund these payments and to provide cash for capital expenditures, ongoing working capital requirements and general corporate purposes, Neenah (a) issued $225,000 of new 9 1/2% Senior Secured Notes due 2017 (the “9 1/2% Notes”) and the $75,000 of 12 1/2% Notes and (b) entered into an amended and restated credit facility (the “2006 Credit Facility”) providing for borrowings in an amount up to $100,000.
The 2006 Credit Facility provides for borrowings in an amount up to $100,000 and includes a provision permitting the Company from time to time to request increases (subject to the lenders’ consent) in the aggregate amount by up to $10,000 with the increases to be funded through additional commitments from existing lenders or new commitments from financial institutions acceptable to the current lenders. It matures on December 31, 2011. Outstanding borrowings bear interest at rates based on the lenders’ Base Rate, as defined in the 2006 Credit Facility, or, if elected by the Company, at an adjusted rate based on LIBOR. Availability under the 2006 Credit Facility is subject to customary conditions and is limited by Neenah’s borrowing base determined by the amount of accounts receivable, inventory and casting patterns and core boxes. At June 30, 2007, the Company had approximately $18,805 outstanding under the 2006 Credit Facility and had unused availability of $77,107.
Obligations under the 2006 Credit Facility are secured by first priority liens, subject to customary restrictions, in Neenah’s accounts receivable, inventory, casting patterns and core boxes, business interruption insurance policies, certain inter-company loans, cash and deposit accounts and related assets, subject to certain exceptions, and any proceeds of the foregoing, and by second priority liens (junior to the liens securing the 9 1/2% Notes) on substantially all of Neenah’s remaining assets.

Neenah Enterprises, Inc.
Notes to Condensed Consolidated Financial Statements (continued)
The 2006 Credit Facility requires Neenah to observe certain customary conditions, affirmative covenants and negative covenants including financial covenants and it requires Neenah to maintain a specified minimum interest coverage ratio or fixed charge coverage ratio whenever the unused availability is less than $15,000.
The $225,000 of outstanding 9 1/2% Notes will mature on January 1, 2017. The 9 1/2% Notes are secured by first-priority liens on substantially all of Neenah’s assets (other than accounts receivable, inventory, casting patterns and core boxes, business interruption insurance policies, certain inter-company loans, cash and deposit accounts and related assets, subject to certain exceptions, and any proceeds of the foregoing) and by second-priority liens, junior to the liens for the benefit of the lenders under the 2006 Credit Facility, on the Neenah’s and the guarantors’ accounts receivable, inventory, casting patterns and core boxes, business interruption insurance policies, certain inter- company loans, cash and deposit accounts and related assets, subject to certain exceptions, and any proceeds of the foregoing. Interest on the 9 1/2% Notes is payable on a semi-annual basis.
The $75,000 of outstanding 12 1/2% Notes will mature on September 30, 2013. The obligations under the 12 1/2% Notes are senior to Neenah’s subordinated unsecured indebtedness, if any, and are subordinate to the 2006 Credit Facility and the 9 1/2% Notes. Interest on the 12 1/2% Notes is payable on a semi-annual basis. Not less than five percent (500 basis points) of the interest on the 12 1/2% Notes must be paid in cash and the remainder (up to 7 1/2% or 750 basis points) of the interest may be deferred at the Company’s option. The Company must pay interest on any interest so deferred at a rate of 12 1/2% per annum.
The 9 1/2% Notes and the 12 1/2% Notes contain customary covenants typical to this type of financing, such as limitations on (1) indebtedness, (2) restricted payments, (3) liens, (4) distributions from restricted subsidiaries, (5) sale of assets, (6) affiliate transactions, (7) mergers and consolidations and (8) lines of business.
As a result of the refinancing transactions discussed above, the Company incurred $20,429 of debt refinancing costs in the nine months ended June 30, 2007. This amount consisted of a $12,917 tender premium paid to repurchase the 11% Senior Secured Notes due 2010, $5,940 to write off the unamortized portion of discount on the 11% Senior Secured Notes and $1,572 to write off the unamortized portion of deferred financing costs on the old indebtedness.

Neenah Enterprises, Inc.
Notes to Condensed Consolidated Financial Statements (continued)
Note 6 — Segment Information
The Company has two reportable segments, Castings and Forgings. The Castings segment manufactures and sells gray and ductile iron castings for the industrial and municipal markets, while the Forgings segment manufactures and sells forged components for the industrial market. The Other segment includes machining operations and freight hauling.
The Company evaluates performance and allocates resources based on the operating income before depreciation and amortization charges of each segment. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in the Company’s financial statements for the year ended September 30, 2006. Intersegment sales and transfers are recorded at cost plus a share of operating profit. The following segment information is presented:

	Nine months ended
	June 30,
	2007	2006
Revenues from external customers:
Castings	$321,607	$360,526
Forgings	28,011	31,017
Other	13,538	17,070
Elimination of intersegment revenues	(7,187)	(8,662)

	$355,969	$399,951

Net income (loss)
Castings	$(26,344)	$4,875
Forgings	(298)	(886)
Other	(1)	1,720
Elimination of intersegment loss	11,722	2,910

	$(14,921)	$8,619

	June 30,	September 30,
	2007	2006
Total assets:
Castings	$495,723	$472,760
Forgings	4,412	6,399
Other	12,022	10,285
Elimination of intersegment assets	(74,054)	(78,524)

	$438,103	$410,920

Report of Independent Registered Public Accounting Firm
The Board of Directors
Neenah Enterprises, Inc.
We have audited the consolidated financial statements of Neenah Enterprises, Inc. (formerly ACP Holding Company) as of September 30, 2006 and 2005 (Reorganized Company) and for the years ended September 30, 2006 and 2005 and the period from October 1, 2003 to September 30, 2004 (Reorganized Company) and the portion of October 1, 2003 related to the Predecessor Company’s reorganization gain and have issued our report thereon dated May 11, 2007 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 15 of this Registration Statement. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.
In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
/s/ Ernst & Young LLP
Milwaukee, Wisconsin
May 11, 2007

Schedule II
Neenah Enterprises, Inc.
Valuation and Qualifying Accounts
Years ended September 30, 2006, 2005, and 2004
(Dollars in Thousands)

	Balance at	Additions
	Beginning	Charged to			Balance at
Description	Of Period	Expense	Deductions		End of Period
Allowance for doubtful accounts receivable:
2006	$2,093	$433	$641	(A)	$1,885

2005	$1,142	$2,153	$1,202	(A)	$2,093

2004	$2,375	$1,043	$2,276	(A)	$1,142

(A)	Uncollectible accounts written off, net of recoveries

Reserve for obsolete inventory:
2006	$1,001	$318	$315	(B)	$1,004

2005	$735	$356	$90	(B)	$1,001

2004	$1,194	$231	$690	(B)	$735

(B)	Reduction for disposition of inventory

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 2 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Neenah, Wisconsin, on August 10, 2007.

NEENAH ENTERPRISES, INC.

(formerly ACP Holding Company)

By:	/s/ GaryW. LaChey
Gary W. LaChey
Corporate Vice President — Finance and Chief Financial Officer

NEENAH ENTERPRISES, INC.
(formerly ACP Holding Company)
(THE “REGISTRANT”)
EXHIBIT INDEX
FORM 10

Exhibit		Incorporated Herein	Filed
Number	Description	By Reference To	Herewith
2.1	Disclosure Statement for Pre-Petition of Votes with respect to the Prepackaged Joint Plan of Reorganization of Registrant, NFC Castings, Inc., and Neenah Foundry Company	Exhibit T3E-1 to application for qualification of indenture on Form T-3 filed 7/1/03 (File No. 022-28687)

2.2	Prepackaged Joint Plan of Reorganization of Registrant, NFC Castings, Inc. Neenah Foundry Company and Certain of its Subsidiaries under Chapter 11 of the United States Bankruptcy Code	Exhibit T3E-2 to application for qualification of indenture on Form T-3 filed 7/1/03 (File No. 022-28687)

3.1	Third Amended and Restated Certificate of Incorporation of Registrant	Exhibit 3.2 to the Neenah Foundry Company Annual Report on Form 10-K for the fiscal year ended September 30, 2005 (the “Neenah Foundry 2005 Form 10-K”)

3.2	Amended and Restated Bylaws of Registrant	Exhibit 3.18 to the Neenah Foundry Company Annual Report on Form 10-K for the fiscal year ended September 30, 2006 (the “Neenah Foundry 2006 Form 10-K”) (Neenah Foundry Company’s File No. is 333-28751-03)

3.3	Fourth Amended and Restated Certificate of Incorporation of Registrant		X

3.4	Amended and Restated Bylaws of Registrant		X

Exhibit		Incorporated Herein	Filed
Number	Description	By Reference To	Herewith
4.1	Warrant Agreement, dated October 8, by and between Registrant and the Bank of New York as warrant agent	Exhibit 10.4 to the Neenah Foundry Company Registration Statement on Form S-4 (File No. 333-140599) (the “2007 Neenah Foundry Form S-4”)

4.2	Stockholders Agreement, dated October 8, 2003, by and among Registrant, the Standby Purchasers, the Executives and Directors (as such terms are defined therein), which terminated on May 25, 2006	Exhibit 10.5 to the 2003 Neenah Foundry Form S-4 (as defined at Exhibit 10.2 below)

4.3
Indenture by and among Neenah Foundry Company, the guarantors named therein, and The Bank of New York Trust Company, N.A., as Trustee, dated as of December 29, 2006, for the 9 1/2% Senior Secured Notes due 2017
Exhibit 10.4 hereto

4.4	Form of Note for the 9 1/2% Senior Secured Notes due 2017	Exhibit 10.5 hereto

4.5	Form of Note for the 12 1/2% Senior Subordinated Notes due 2013	Exhibit 10.7 hereto

10.1
Amended and Restated Loan and Security Agreement, dated as of December 29, 2006, by and among Neenah Foundry Company, its subsidiaries party thereto, the various lenders party thereto and Bank of America, N.A., as agent
Exhibit 10.13 to Neenah Foundry’s Current Report on Form 8-K dated December 29, 2006

10.2	Subscription Agreement, dated as of October 7, 2003, by and among Registrant, Neenah Foundry Company, the subsidiary Guarantors named therein and the Investors as defined therein	Exhibit 10.2 to Neenah Foundry’s Form S-4 Registration Statement (File No. 333-111008) filed on December 8, 2003 (the “2003 Neenah Foundry Form S-4”)

Exhibit		Incorporated Herein	Filed
Number	Description	By Reference To	Herewith
10.3	Warrant Agreement, dated October 8, 2003, by and between Registrant and the Bank of New York as warrant agent	Exhibit 10.4 to 2005 Neenah Foundry’s Form 10-K

10.4
Indenture by and among Neenah Foundry Company, the guarantors named therein, and The Bank of New York Trust Company, N.A., as Trustee, dated as of December 29, 2006, for the 9 1/2% Senior Secured Notes due 2017
Exhibit 4.1 to Neenah Foundry’s Current Report on Form 8-K dated December 29, 2006

10.5	Form of Note for the 9 1/2% Senior Secured Notes due 2017	Exhibit 10.5 to the Neenah Foundry 2007 Form S-4

10.6
Registration Rights Agreement with respect to 9 1/2% Senior Secured Notes due 2017, by and among Neenah Foundry Company, the guarantors named therein, and Credit Suisse Securities (USA) LLC, dated December 29, 2006
Exhibit 4.3 to Neenah Foundry’s Current Report on Form 8-K dated December 29, 2006

10.7
Form of 12 1/2% Senior Subordinated Note due 2013 issued by Neenah Foundry Company to Tontine Capital Partners, L.P., including the form of indenture relating to the 12 1/2% Senior Subordinated Note due 2013
Exhibit 4.2 to Neenah Foundry’s Current Report on Form 8-K dated December 29, 2006

10.8
Registration Rights Agreement with respect to 12 1/2% Senior Subordinated Notes due 2013, by and among Neenah Foundry Company, the guarantors named therein, and Tontine Capital Partners, L.P., dated December 29, 2006
Exhibit 4.4 to Neenah Foundry’s Current Report on Form 8-K dated December 29, 2006

Exhibit			Incorporated Herein	Filed
Number		Description	By Reference To	Herewith
10.9
Exchange Agreement by and among Neenah Foundry Company, the guarantors named therein, and Tontine Capital Partners, L.P., dated December 29, 2006, relating to the exchange by Tontine of $75 million of Neenah foundry Company’s 13% Senior Subordinated Notes due 2013 for the 12 1/2% Senior Subordinated Notes due 2013
Exhibit 10.1 to Neenah Foundry’s Current Report on Form 8-K dated December 29, 2006

10.10		Form of Amendment to the Employment Agreements and Restricted Grants listed in Exhibits 10.10(a) through 10.18	Exhibit 10.10 to Neenah Foundry’s 2005 Form 10-K

10.10	(a)	Employment Agreement and Restricted Stock Grant by and among Neenah Foundry Company, Registrant and John Andrews	Exhibit 10.9 to Amendment No. 1 to Neenah Foundry’s Form S-4 Registration Statement (File No. 333-111008) filed on January 28, 2004 (the “1/28/04 S-4 Amendment”)

10.11	(a)	Employment Agreement and Restricted Stock Grant by and among Neenah Foundry Company, Registrant and William M. Barrett	Exhibit 10.10 to the 1/28/04 S-4 Amendment

10.11	(b)	Employment Agreement by and among Neenah Foundry Company, Registrant and William M. Barrett	Exhibit 10.1 to Neenah Foundry’s Current Report on Form 8-K dated June 29, 2007

10.12		Employment Agreement and Restricted Stock Grant by and among Dalton Corporation, Registrant and Joseph L. DeRita	Exhibit 10.11 to the 1/28/04 S-4 Amendment

10.13		Employment Agreement and Restricted Stock Grant by and among Neenah Foundry Company, Registrant and Frank C. Headington	Exhibit 10.12 to the 1/28/04 S-4 Amendment

Exhibit			Incorporated Herein	Filed
Number		Description	By Reference To	Herewith
10.14		Employment Agreement and Restricted Stock Grant by and among Neenah Foundry Company, Registrant and Timothy Koller	Exhibit 10.13 to the 1/28/04 S-4 Amendment

10.15		Employment Agreement and Restricted Stock Grant by and among Neenah Foundry Company, Registrant and Gary W. LaChey	Exhibit 10.14 to the 1/28/04 S-4 Amendment

10.16		Employment Agreement and Restricted Stock Grant by and among Neenah Foundry Company, Registrant and William Martin	Exhibit 10.15 to the 1/28/04 S-4 Amendment

10.16	(a)	Employment Agreement and Restricted Stock Grant by and among Neenah Foundry Company, Registrant and Robert E. Ostendorf, Jr.	Exhibit 10.1 to Neenah Foundry’s Current Report on Form 8-K dated June 5, 2007

10.17		Employment Agreement and Restricted Stock Grant by and among Dalton Corporation, Registrant and Steve Shaffer	Exhibit 10.16 to the 1/28/04 S-4 Amendment

10.18		Employment Agreement and Restricted Stock Grant by and among Neenah Foundry Company, Registrant and Joseph Varkoly	Exhibit 10.17 to the 1/28/04 S-4 Amendment

10.19		Neenah Foundry Company 2003 Management Annual Incentive Plan	Exhibit 10.18 to the 2003 Neenah Foundry Form S-4

10.19	(a)	Summary of Amendment to Neenah Foundry Company 2003 Management Annual Incentive Plan	Exhibit 10.19(a) to 2005 Neenah Foundry Form 10-K

10.19	(b)	Neenah Enterprises, Inc. Incentive Compensation Plan	Exhibit 10.1 to Neenah Foundry’s Current Report on Form 8-K dated July 26, 2007

Exhibit		Incorporated Herein	Filed
Number	Description	By Reference To	Herewith
10.20	Neenah Foundry Company 2003 Severance and Change of Control Plan	Exhibit 10.19 to the 2003 Neenah Foundry Form S-4

10.20 (a)	Amendment No. 1 to the Neenah Foundry Company 2003 Severance and Change of Control Plan	Exhibit 10.3 to Neenah Foundry’s Current Report on Form 8-K dated June 5, 2007

10.21
Intercreditor Agreement, dated as of December 29, 2006, by and among Neenah Foundry Company, the guarantors named therein, Bank of America, N.A., as agent, and The Bank of New York Trust Company, N.A., as Trustee and collateral agent
Exhibit 10.2 to Neenah Foundry’s Current Report on Form 8-K dated December 29, 2006

10.22
Security Agreement, dated as of December 29, 2006, by and among Neenah Foundry Company, its subsidiaries party thereto, and the various lenders party thereto in favor of The Bank of New York Trust Company, N.A. for the benefit of the Secured Parties referred to therein
Exhibit 10.3 to Neenah Foundry’s Current Report on Form 8-K dated December 29, 2006

10.23
Pledge Agreement, dated as of December 29, 2006, by and among Neenah Foundry Company and its subsidiaries party thereto in favor of The Bank of New York Trust Company, N.A. for the benefit of the Secured Parties referred to therein
Exhibit 10.4 to Neenah Foundry’s Current Report on Form 8-K dated December 29, 2006

10.24	Copyright, Patent, Trademark and License Mortgage, dated as of December 29, 2006, by	Exhibit 10.5 to Neenah Foundry’s Current Report on Form 8-K dated December 29, 2006

Exhibit		Incorporated Herein	Filed
Number	Description	By Reference To	Herewith
Neenah Foundry Company in favor of The Bank of New York Trust Company, N.A. for the benefit of the Secured Parties referred to therein

10.25
Copyright, Patent, Trademark and License Mortgage, dated as of December 29, 2006, by Advanced Cast Products, Inc. in favor of The Bank of New York Trust Company, N.A. for the benefit of the Secured Parties referred to therein
Exhibit 10.6 to Neenah Foundry’s Current Report on Form 8-K dated December 29, 2006

10.26
Copyright, Patent, Trademark and License Mortgage, dated as of December 29, 2006, by Peerless Corporation in favor of The Bank of New York Trust Company, N.A. for the benefit of the Secured Parties referred to therein
Exhibit 10.7 to Neenah Foundry’s Current Report on Form 8-K dated December 29, 2006

10.27	2003 Management Equity Incentive Plan	Exhibit 10.33 to 2005 Neenah Foundry Form 10-K

10.28	Neenah Enterprises, Inc. Management Equity Incentive Plan (an amendment and restatement of the 2003 Management Equity Incentive Plan)	Exhibit 10.2 to Neenah Foundry’s Current Report on Form 8-K dated July 26, 2007

21.1	Subsidiaries of Registrant	Exhibit 21.1 to Amendment No.1 to Form 10 of ACP Holding Company (since renamed Neenah Enterprises, Inc.), filed July 30, 2007